SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

 _________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________)

Table of contents

-	Interim Consolidated Report as of June 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: August 2, 2018

M I S S I O N

We are an energy company.
We are working to build a future where everyone can access
energy resources efficiently and sustainably.
Our work is based on passion and innovation, on our unique strengths and skills, on the quality of our people and in recognising
that diversity across all aspects of our operations and organisation is something to be cherished. We believe in the value of long term partnerships with the countries and communities where we operate.

Interim Consolidated Report as of June 30, 2018

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

Interim Consolidated Report

4	Highlights

6	Key operating and financial results

8	Operating review

8	Exploration & Production

11	Gas & Power

13	Refining & Marketing and Chemicals

16	Financial review and other information

33	Risk factors and uncertainties

38	Outlook

39	Other information

Condensed consolidated interim financial statements

42	Financial statements

47	Notes to the condensed consolidated interim financial statements

95	Management’s certification

96	Report of Independent Auditors

Annex

98	List of companies owned by Eni SpA as of June 30, 2018

125	Changes in the scope of consolidation for the first half of 2018

Eni Interim Consolidated Report/ Highlights

Highlights

•	Adjusted results: in the first half of 2018 Eni consolidated adjusted operating profit of €4.94 billion increased by 73% vs. the first half of 2017 driven by sharply higher crude oil prices (the Brent benchmark up by 36% in dollar terms; up by 22% in euro terms), production growth and recovery in profitability of the Gas & Power segment reflecting the restructuring of long-term gas contracts, strong results in the LNG business, optimizations in the power activity as well as reduction in logistic costs. Despite a weaker trading environment caused by rapidly-escalating oil-based costs, the R&M and Chemicals segment managed to stay positive leveraging on the continuous efficiency initiatives and cost optimizations.

Adjusted net profit: €1.74 billion, up by 45% from the first half of 2017.

Net profit: €2.20 billion, more than doubled from the first half of 2017 (+€1.21 billion).

•	Cash flow: strong cash flow from operations of €5.22 billion, up by 13% vs. the first half of 2017.

•	Net capex: €3.69 billion[1]; more than funded by organic cash flow.

•	Net borrowings: €9.9 billion.

•	Leverage: 0.20, lower than the level of December 31, 2017 (0.23).

•	2018 interim dividend proposal: in light of the financial results achieved in the first half of 2018 and the Company’s progress on the industrial plan targets, the interim dividend proposal to the Board of Directors will amount to €0.42 per share[2], out of a full-year dividend of €0.83 per share.

•	Strong growth reported in hydrocarbon production at 1.865 million boe/d, up by 4.6% from the first half of 2017. Net of price effects in PSAs, the growth rate was 5.4%. Production growth fueled by the ramp-up of giant projects, recently started up: Zohr, Noroos, Jangkrik, OCTP, Ochigufu, Nenè phase 2; higher production at the Kashagan and Val d’Agri fields (the latter shutdown in the second quarter of 2017) and the entry in Abu Dhabi.

•	Strengthened Eni presence in Norway following the agreement to merge the subsidiary Eni Norge with Point Resources. The combined entity will be a leading Norwegian upstream company producing around 180 kboe/d in 2018. Closing is expected by the end of 2018.

•	Dual exploration model: finalized the divestment to Mubadala Petroleum of a 10% stake in the Shorouk concession in offshore Egypt, where the super-giant Zohr gas field is producing.

•	Main start-ups: Ochigufu offshore Block 15/06 in Angola, rising the production plateau at 150 kboe/d; phase 2 of the giant Bahr Essalam gas field in Libya, just three years after the final investment decision.

•	Zohr ramp-up in Egypt: the fourth treatment unit started up in record time increasing installed capacity to approximately 1.6 bscfd (220 kboe/d). Expected in September the start-up of the fifth treatment unit, for a total capacity of approximately 2 bscfd.

•	Exploration:

Oil exploration successes at the Block 15/06 in Angola, as well as at two exploration prospects located in the Faghur basin, in the South West Meleiha license in Egypt.

1 Net of the entry bonus relating to the acquisition of two Concession Agreements in the UAE, the development capex incurred in 2018 on a 10% interest in the Zohr project which were reimbursed by the acquirer of the interest and the collection of trade advances intended to fund the Zohr project.

2 Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

Eni Interim Consolidated Report / Highlights

New exploration acreage: awarded the 100% interest in the East Ganal deepwater exploration block, in Indonesia. In the first half of 2018, awarded new mineral interests in Mexico, Lebanon and Morocco, a total of 22,000 square kilometers.

Resource base: added approximately 280 million boe in the first half of 2018.

•	Significant progress has been made towards the final investment decision of the Rovuma LNG project to monetize the gas reserves of Area 4 in Mozambique. The development plan of the first phase of the project has been submitted to the Mozambique government. Under negotiation Rovuma LNG sales and purchase agreements. The final investment decision is expected in 2019.

•	Finalized a cooperation agreement with Sonatrach to develop new gas resources in conjunction with existing assets and for gas supplies in the 2018-2019 thermal year.

•	Developments in the Energy Solutions business:

-	Signed a final investment decision to build, develop and operate a 50 MW wind farm at the Badamsha site, in the north-west Kazakhstan, to supply renewable energy to the Country;

-	Eni and GSE presented a 26 MWp photovoltaic plant in the Assemini industrial area in the province of Cagliari. The plant is part of Progetto Italia, a pool of Eni initiatives to create sustainable value by revamping shutdown industrial hubs, mainly in Southern Italy.

•	Total recordable injury rate: down by 17.1% y-o-y confirming an improving trend.

•	Direct GHG emissions E&P/operated hydrocarbon production: 0.153 tCO2eq/toe, an improvement of 6.7% y-o-y.

Eni Interim Consolidated Report/ Highlights

Key operating and financial results

		First half
		2018	2017
Net sales from operations	(€ million)	36,071	33,690
Operating profit (loss)		5,038	2,674
Adjusted operating profit (loss) (a)		4,944	2,853
Adjusted net profit (loss) (a) (b)		1,745	1,207
- per share (c)	(€)	0.48	0.34
- per ADR (c) (d)	($)	1.16	0.74
Net profit (loss) (b)		2,198	983
- per share (c)	(€)	0.61	0.27
- per ADR (c) (d)	($)	1.48	0.58
Comprehensive income (b)	(€ million)	3,583	(2,725)
Net cash flow from operating activities	(€ million)	5,220	4,638
Net cash provided from operating activities before changes in working capital at replacement cost (a)		5,542	4,881
Capital expenditure		4,502	4,923
of which: exploration		161	284
hydrocarbons development		3,158	4,309
Total assets at period end		118,344	117,820
Shareholders' equity including non-controlling interests at period end		50,471	48,929
Net borrowings at period end		9,897	15,467
Net capital employed at period end		60,368	64,396
of which: Exploration & Production		50,466	54,455
Gas & Power		3,527	3,949
Refining & Marketing and Chemicals		8,238	7,003
Leverage	(%)	20	32
Gearing		16	24
Coverage		8.1	5.5
Current ratio		1.4	1.3
Debt coverage		52.7	30.0
Share price at period end	(€)	15.91	13.16
Weighted average number of shares outstanding	(million)	3,601.1	3,601.1
Market capitalization (e)	(€ billion)	57.3	47.4

(a) Non-GAAP measure.

(b) Attributable to Eni’s shareholders.

(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(e) Number of outstanding shares by reference price at period end.

Eni Interim Consolidated Report / Highlights

		First half
		2018	2017
Employees at period end	(number)	31,923	33,227
of which: - women		7,397	7,741
- outside Italy		11,009	12,388
Female managers	(%)	24.9	24.3
Total recordable incident rate (TRIR)	(total recordable incident/worked hours x 1,000,000)	0.29	0.35
- employees		0.37	0.27
- contractors		0.25	0.38
Fatality index	(fatal injuries per one hundred million of worked hours)	1.83	0.66
Oil spills due to operations	(barrels)	653	2,829
Direct GHG emissions	(mmtonnes CO2 eq)	21.14	20.53
of which: - from combustion and process		16.28	15.88
- from methane fugitive		0.67	0.51
- from flaring		3.37	3.27
- from venting		0.82	0.87
R&D expenditure	(€ million)	91	72
Exploration & Production
Employees at period end	(number)	12,083	12,186
Production of hydrocarbons (a)	(kboe/d)	1,865	1,783
- liquids	(kbbl/d)	883	830
- natural gas	(mmcf/d)	5,359	5,203
Production sold (a)	(mmboe)	316	299
Average hydrocarbons realizations (a)	($/boe)	45.02	32.73
Produced water re-injected	(%)	60	60
Direct GHG emissions	(mmtonnes CO2 eq)	11.78	11.19
Community investment	(€ million)	23	27
Gas & Power
Employees at period end	(number)	3,130	4,219
Worldwide gas sales	(bcm)	40.52	41.91
- Italy		20.96	19.88
- outside Italy		19.56	22.03
Electricity sold	(TWh)	17.71	17.76
Direct GHG emissions	(mmtonnes CO2 eq)	5.35	5.54
Refining & Marketing and Chemicals
Employees at period end	(number)	10,941	10,915
Refinery throughputs on own account	(mmtonnes)	11.79	11.45
Retail sales of refined products in Europe		4.10	4.19
Average throughput of service stations in Europe	(kliters)	864	869
Production of petrochemical products	(ktonnes)	4,884	4,628
Sales of petrochemical products		2,540	2,374
Average petrochemical plant utilization rate	(%)	79	77
Direct GHG emissions	(mmtonnes CO2 eq)	4.01	3.79
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	2.37	2.51

(a) Includes Eni's share in joint ventures and equity-accounted entities.

Eni Interim Consolidated Report / Operating review

Operating review

Exploration & Production

Production and prices

		First half
		2018	2017	Change	% Ch.
Production
Liquids	kbbl/d	883	830	53	6.4
Natural gas	mmcf/d	5,359	5,203	156	3.4
Hydrocarbons	kboe/d	1,865	1,783	82	4.6
Average realizations
Liquids	$/bbl	65.35	46.90	18.45	39.3
Natural gas	$/kcf	4.51	3.53	0.98	28.0
Hydrocarbons	$/boe	45.02	32.73	12.29	37.5

In the first half of 2018, oil and natural gas production averaged 1,865 kboe/d, up by 4.6% from the first half of 2017. This performance was driven by the ramp-up at fields started up in 2017, mainly in Indonesia, Egypt, Congo and Ghana and the 2018 start-ups (with a total contribution of 263 kboe/d), as well as higher production at the Kashagan and Val d’Agri fields (the latter shutdown in the second quarter of 2017) and the acquisition of the two concession agreements Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing offshore in the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower production as a result of planned and unplanned shutdowns in Libya, the United Kingdom and Norway, as well as declines from mature fields. When excluding price effects at PSAs contracts (approximately 14 kboe/d), hydrocarbons production increased by 5.4%.

Liquids production (883 kbbl/d) increased by 53 kbbl/d, or 6.4% from the first half of 2017. Production ramp-ups of the period and the acquisition in the United Arab Emirates were partially offset by price effect and mature fields decline.

Natural gas production (5,359 mmcf/d) increased by 156 mmcf/d, or 3.4% compared to the first half of the previous year. Start-ups and ramp-ups of producing assets were partly offset by planned and unplanned shutdowns.

Oil and gas production sold amounted to 315.5 mmboe. The 22 mmboe difference over production (337.5 mmboe) mainly reflected volumes of natural gas consumed in operations (18.8 mmboe), changes in inventory levels and other variations.

Mineral right portfolio and exploration activities

In the first half of 2018, Eni performed its operations in 47 countries. As of June 30, 2018, Eni’s mineral right portfolio consisted of 751 exclusive or shared rights for exploration and development activities for a total acreage of 422,696 square kilometers net to Eni (414,918 square kilometers net to Eni as of December 31, 2017). In the first half of 2018, changes in total net acreage mainly derived from: (i) new leases mainly in Lebanon, Mexico, Morocco and Norway for a total acreage of approximately 22,000 square kilometers; (ii) the relinquishment of licenses mainly in Australia, China, Egypt, Indonesia and Norway for a total acreage of approximately 14,400 square kilometers; (iii) net acreage increase also due to changes in share mainly in Angola, Cyprus, Egypt, Indonesia, Ireland, Nigeria and the United States for a total acreage of 200 square kilometers.

In the first half of 2018, a total of 10 new exploratory wells were drilled (6.8 of which represented Eni’s share), as compared to 7 exploratory wells drilled in the first half of 2017 (4.7 of which represented Eni’s share).

Eni Interim Consolidated Report / Operating review

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2018	2017
Production of oil and natural gas (a) (b)	kboe/d	1,865	1,783
Italy		143	127
Rest of Europe		201	210
North Africa		430	467
Egypt		275	225
Sub-Saharan Africa		351	324
Kazakhstan		137	139
Rest of Asia		164	101
Americas		143	168
Australia and Oceania		21	22
Production sold (a)	mmboe	315.5	298.7

PRODUCTION OF LIQUIDS BY REGION
		First half
		2018	2017
Production of liquids (a)	kbbl/d	883	830
Italy		64	46
Rest of Europe		120	116
North Africa		150	148
Egypt		79	71
Sub-Saharan Africa		249	227
Kazakhstan		88	86
Rest of Asia		66	57
Americas		65	76
Australia and Oceania		2	3

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2018	2017
Production of natural gas (a) (b)	mmcf/d	5,359	5,203
Italy		434	441
Rest of Europe		446	514
North Africa		1,525	1,740
Egypt		1,066	843
Sub-Saharan Africa		557	530
Kazakhstan		266	289
Rest of Asia		534	238
Americas		423	502
Australia and Oceania		108	106

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (566 and 501 mmcf/d in the first half of 2018 and 2017, respectively).

Eni Interim Consolidated Report / Operating review

Eni Norge AS and Point Resources AS merger agreement

As part of Eni strategy to reinforce the presence in OECD countries with further upstream potential, such as Norway, a merger agreement was signed involving Eni’s subsidiary Eni Norge AS and the local company Point Resources AS. The combined entity will be renamed Vår Energi AS. The closing of the deal is expected by the end of 2018, once all necessary authorizations have been granted by Authorities. Eni Norge plans to issue new shares to Point Resources shareholders who are planning to contribute Point Resources assets to the merging company. The exchange rate of shares has been fixated so that Eni and the Point Reources shareholders will retain participation interests of 69.6% and 30.4% respectively, in the combined entity. The governance of the new entity is designed to establish joint control of the two shareholders over the combined entity. Therefore, effective at the closing, Eni will derecognize the assets and liabilities of Eni Norge and recognize the fair value of the interest retained in the merged company that will be equity-accounted going forward. Pending the closing of the transaction, because management is pursuing a plan under which the controlling interest in Eni Norge will be exchanged for a non-controlling interest, Eni Norge is classified as asset held for sale as per IFRS 5 and its measurement criteria are modified accordingly.

The combined entity will be a leading Norwegian Exploration & Production company, built on the existing organizations and leveraging on complementary strengths.

The portfolio of the combined company will have a wide geographical coverage, from the Barents Sea to the North Sea, producing around 180 kboe/d this year from a portfolio of 17 producing oil and gas fields. The company will have reserves and resources of more than 1,250 mmboe.

Production is expected to reach 250 kboe/d by 2023 after developing more than 500 mmboe in ten existing assets, with a breakeven price of less than 30 $/bbl. In total, the company plans to invest more than $8 billion over the next five years to bring these projects on stream, revitalize older fields and explore for new resources. The extended presence in the Norwegian waters will allow the company also to expand further its portfolio through both future exploration bid rounds and M&A transactions.

The deal will improve immediately the Group key performance indicators (reserves, free cash flow and cash neutrality), while production is expected to decline slightly in the short term (2019-2020) and then to resume growing.

Finally, Eni will retain a first offer right in case the Norwegian private equity funds decide to divest their interest in the venture.

Eni Interim Consolidated Report / Operating review

Gas & Power

Supply of natural gas

In the first half of 2018, Eni’s consolidated subsidiaries supplied 38.80 bcm of natural gas, with a decrease of 1.20 bcm or 3% from the first half of 2017.

Gas volumes supplied outside Italy from consolidated subsidiaries (35.96 bcm), imported in Italy or sold outside Italy, represented approximately 93% of total supplies, with a decrease of 1.52 bcm or down by 4.1% from the first half of 2017 mainly reflecting lower volumes purchased in Algeria (down by 1.01 bcm), Libya (down by 0.58 bcm) and Russia (down by 0.57 bcm) partially offset by higher purchases in Indonesia also due to higher gas availability from the upstream production. Supplies in Italy (2.84 bcm) increased by 12.7% from the first half of 2017 due to higher equity production.

	First half
bcm	2018	2017	Change	% Ch.
Italy	2.84	2.52	0.32	12.7
Russia	13.29	13.86	(0.57)	(4.1)
Algeria (including LNG)	6.48	7.49	(1.01)	(13.5)
Libya	1.80	2.38	(0.58)	(24.4)
Netherlands	2.40	2.50	(0.10)	(4.0)
Norway	3.74	4.06	(0.32)	(7.9)
United Kingdom	1.02	1.29	(0.27)	(20.9)
Hungary	0.02	0.02
Qatar (LNG)	1.42	1.22	0.20	16.4
Other supplies of natural gas	3.11	3.65	(0.54)	(14.8)
Other supplies of LNG	2.68	1.01	1.67	..
OUTSIDE ITALY	35.96	37.48	(1.52)	(4.1)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	38.80	40.00	(1.20)	(3.0)
Offtake from (input to) storage	0.38	0.83	(0.45)	(54.2)
Network losses, measurement differences and other changes	(0.07)	(0.30)	0.23	76.7
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	39.11	40.53	(1.42)	(3.5)
Available for sale by Eni's affiliates	1.41	1.38	0.03	2.2
TOTAL AVAILABLE FOR SALE	40.52	41.91	(1.39)	(3.3)

Sales

		First half
		2018	2017	Change	% Ch.
PSV	€/kcm	242	206	36	17.7
TTF		225	180	45	25.2
Natural gas sales	bcm
Italy		20.96	19.88	1.08	5.4
Rest of Europe		15.42	19.76	(4.34)	(22.0)
of which: Importers in Italy		1.38	1.93	(0.55)	(28.5)
European markets		14.04	17.83	(3.79)	(21.3)
Rest of World		4.14	2.27	1.87	82.4
Worldwide gas sales		40.52	41.91	(1.39)	(3.3)
of which: LNG sales		5.40	3.50	1.90	54.3
Power sales	Twh	17.71	17.76	(0.05)	(0.3)

In the first half of 2018, natural gas sales were 40.52 bcm, down by 3.3% from the first half of 2017. Sales in Italy were up by 5.4% to 20.96 bcm, due to higher sales marketed to wholesalers, thermoelectric segment and hub, partly offset by lower sales to the residential segment and small and medium-sized enterprises. Sales in European markets (14.04 bcm) decreased by 21.3% reflecting the termination of some long-term and short-term contracts mainly in Germany/Austria, as a result of portfolio rationalization.

Eni Interim Consolidated Report / Operating review

Power sales were 17.71 TWh in the first half of 2018, substantially in line compared to the first half of 2017.

		First half
	bcm	2018	2017	Change	% Ch.
Total sales of subsidiaries		38.94	40.17	(1.23)	(3.1)
Italy (including own consumption)		20.96	19.88	1.08	5.4
Rest of Europe		14.42	18.61	(4.19)	(22.5)
Outside Europe		3.56	1.68	1.88	..
Total sales of Eni's affiliates (net to Eni)		1.58	1.74	(0.16)	(9.2)
Rest of Europe		1.00	1.15	(0.15)	(13.0)
Outside Europe		0.58	0.59	(0.01)	(1.7)
WORLDWIDE GAS SALES		40.52	41.91	(1.39)	(3.3)

LNG sales

		First half
	bcm	2018	2017	Change	% Ch.
Europe		2.4	2.5	(0.1)	(4.0)
Outside Europe		3.0	1.0	2.0	..
LNG sales		5.4	3.5	1.9	54.3

LNG sales (5.4 bcm, included in worldwide gas sales) mainly concerned LNG from Indonesia, Qatar, Nigeria and Oman and mainly marketed in Europe, Japan, Pakistan and China.

Eni Interim Consolidated Report / Operating review

Refining & Marketing and Chemicals

		First half
		2018	2017	Change	% Ch.
Standard Eni Refining Margin (SERM)	$/bbl	3.5	4.7	(1.2)	(24.8)
Throughputs in Italy	mmtonnes	10.35	10.06	0.29	2.9
Throughputs in the rest of Europe		1.44	1.39	0.05	3.3
Total throughputs		11.79	11.45	0.34	3.0
Average refineries utilization rate	%	92	86	6
Green throughputs	mmtonnes	0.13	0.10	0.03	30.0
Marketing
Retail sales in Europe	mmtonnes	4.10	4.19	(0.09)	(2.1)
Retail market share in Italy	%	24.1	24.2	(0.1)
Wholesale sales in Europe	mmtonnes	5.04	5.12	(0.08)	(1.6)
Chemicals
Sales of petrochemical products	ktonnes	2,540	2,374	166	7.0
Average plant utilization rate	%	79	77	3

Refining & Marketing

In the first half of 2018, Eni’s Standard Refining Margin – SERM – was 3.5 $/barrel, down by 24.8% from the first half of 2017 (4.7 $/barrel), due to lower relative prices of products compared to the cost of the petroleum feedstock reflecting the strong increase of oil prices.

Eni refining throughputs were 11.79 mmtonnes, up by 3% from the first half of 2017, due to higher volumes processed throughout refineries of Sannazzaro and Taranto, mainly due to the downtime of some plants in 2017 and outside Italy, partially offset by lower volumes at the Milazzo and Livorno refineries. Improved by 6 percentage points the average plant utilization rate (92%).

Volumes of biofuels produced at the Venice Green refinery increased mainly due to a planned standstill occurred in the first quarter of 2017.

		First half
	mmtonnes	2018	2017	Change	% Ch.
Retail		2.88	2.96	(0.08)	(2.7)
Wholesale		3.57	3.66	(0.09)	(2.5)
Petrochemicals		0.49	0.40	0.09	23.5
Other sales		5.63	5.57	0.06	1.1
Sales in Italy		12.58	12.59	(0.02)	(0.1)
Retail rest of Europe		1.22	1.23	(0.01)	(0.7)
Wholesale rest of Europe		1.47	1.46	0.01	0.6
Wholesale outside Europe		0.23	0.22	0.01	4.5
Other sales		0.57	0.68	(0.11)	(16.5)
Sales outside Italy		3.49	3.59	(0.10)	(2.8)
TOTAL SALES OF REFINED PRODUCTS		16.06	16.18	(0.12)	(0.7)

In the first half of 2018, sales volumes of refined products (16.06 mmtonnes) were down by 0.12 mmtonnes or by 0.7% from the first half of 2017.

Eni Interim Consolidated Report / Operating review

Retail sales in Italy of 2.88 mmtonnes fell by 2.7%, in a declining consumptions environment, reflecting lower volumes sold at the highway segment and leased stations. Eni’s retail market share was 24.1%, almost unchanged from the first half of 2017 (24.2%).

As of June 30, 2018, Eni’s retail network in Italy consisted of 4,261 service stations, recording a decrease from December 31, 2017 (4,310 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (38 units) and the closing of 11 low throughput service stations.

Average throughput (771 kliters) slightly decrease by 6 kliters from the first half of 2017 (777 kliters).

Wholesale sales in Italy were 3.57 mmtonnes, decreased by 2.5% from the first half of 2017 as a result of lower sales volumes of gasoil, partially offset by higher sales of jet fuel.

Supplies of feedstock to the petrochemical industry (0.49 mmtonnes) increased by 23.5%.

Retail and wholesale sales in the rest of Europe unchanged from the previous year; higher sales volumes in Spain and Germany partly offset by lower sales in France, Switzerland and Austria.

Other sales in Italy and outside Italy (6.20 mmtonnes) were substantially in line with the first half of 2017.

Retail and wholesale sales of refined products		First half
	mmtonnes	2018	2017	Change	% Ch.
Italy		6.45	6.62	(0.17)	(2.6)
Retail sales		2.88	2.96	(0.08)	(2.7)
Gasoline		0.70	0.74	(0.04)	(5.4)
Gasoil		1.97	2.01	(0.04)	(2.0)
LPG		0.19	0.19
Others		0.02	0.02
Wholesale sales		3.57	3.66	(0.09)	(2.5)
Gasoil		1.47	1.65	(0.18)	(10.9)
Fuel Oil		0.04	0.04
LPG		0.11	0.11
Gasoline		0.20	0.22	(0.02)	(9.1)
Lubricants		0.04	0.04
Bunker		0.42	0.42
Jet fuel		0.96	0.87	0.09	10.3
Other		0.33	0.31	0.02	6.5
Outside Italy (retail+wholesale)		2.92	2.91	0.01	0.3
Gasoline		0.63	0.58	0.05	8.6
Gasoil		1.61	1.57	0.04	2.5
Jet fuel		0.19	0.26	(0.07)	(25.8)
Fuel Oil		0.08	0.07	0.01	14.3
Lubricants		0.05	0.05
LPG		0.25	0.25
Other		0.10	0.12	(0.02)	(16.7)
TOTAL RETAIL AND WHOLESALE SALES		9.37	9.53	(0.16)	(1.7)

Eni Interim Consolidated Report / Operating review

Chemicals

		First half
	ktonnes	2018	2017	Change	% Ch.
Intermediates		3,663	3,397	266	7.8
Polymers		1,221	1,231	(10)	(0.8)
Production		4,884	4,628	256	5.5
Consumption and losses		(2,461)	(2,347)	(114)	4.9
Purchases and change in inventories		117	93	24	25.8
TOTAL AVAILABILITY		2,540	2,374	166	7.0

Petrochemical production of 4,884 ktonnes increased by 256 ktonnes (up by 5.5%). The main increases in production were registered at the Priolo site (up by 11%) reflecting the standstill occurred in 2017, Mantova (up by 4%) mainly due to higher production of phenol and derivatives and Porto Marghera (up by 7%) thanks to cracking plant optimization, as well as, outside Italy, the increasing productions in Hungary (up by 12%) and UK (up by 5%) were due to fewer unplanned standstills.

Petrochemical sales of 2,540 ktonnes increased by 7% mainly due to higher sales of intermediates, styrene and elastomers thanks to higher product availability compared to the first half 2017.

Sales of intermediates increased by 13% due to lower internal consumption of polyethylene and to higher product availabilty following plant optimization at Porto Marghera. Phenol and derivatives produced at Mantova plant reported an increase (up by 8%) following higher sales in the polycarbonate business. Styrenics sales slightly increased (up by 2%) from the first half of 2017 driven by higher demand in monomer styrene, which have more than offset the negative trend reported in the styrenics polymers market. Sales of polyethylene decreased by 6% due to the higher supply of products reported in the European markets compared to 2017.

Average unit sales prices were 5% lower compared with the first half of 2017, despite a strong increase of feedstock cost reported in the second quarter of 2018.

Notwithstanding the increase in price of ethylene and propylene (basic products for integrated cycle) reflecting the recovery in virgin naphtha, weaker polyethylene market and shrinking in historical values of butadiene and benzene more than offset these increases.

Eni Interim Consolidated Report / Financial review and other information

Financial review

		First half
	(€ million)	2018	2017	Change	% Ch.
Net sales from operations		36,071	33,690	2,381	7.1
Other income and revenues		838	626	212	33.9
Operating expenses		(28,231)	(27,628)	(603)	(2.2)
Other operating income (expense)		89	17	72	..
Depreciation, depletion and amortization		(3,606)	(3,777)	171	4.5
Impairments losses (impairment reversals), net		(102)	(61)	(41)	(67.2)
Write-off		(21)	(193)	172	89.1
Operating profit (loss)		5,038	2,674	2,364	88.4
Finance income (expense)		(621)	(485)	(136)	(28.0)
Net income from investments		474	147	327	..
Profit (loss) before income taxes		4,891	2,336	2,555	..
Income taxes		(2,686)	(1,351)	(1,335)	(98.8)
Tax rate (%)		54.9	57.8	(2.9)
Net profit (loss)		2,205	985	1,220	..
attributable to:
Eni's shareholders		2,198	983	1,215	..
Non-controlling interest		7	2	5	..

Reported results

In the first half of 2018, net profit attributable to Eni’s shareholders was €2,198 million, more than doubled compared to the first half of 2017 (€983 million). This performance was driven by a robust operating performance of the E&P segment due to strengthening crude oil prices (up by 36% on average from the first half of 2017 for the Brent crude oil benchmark), on the back of a global economic recovery, and production growth. These positives were partly offset by a weaker USD (the EUR/USD exchange rate appreciated by 12% on average). The G&P segment reported a significant improvement driven by further actions at long-term supply contracts, the reduction in logistic costs and an improved performance in the power and LNG businesses, the latter also combining with the upstream segment and able to capture price peaks in the Asian market during the first part of the year.

The R&M and Chemicals segment was weighted down by an unfavourable trading environment due to increased oil-based feedstock costs, which were not reflected in selling prices and the competitive pressure from cheaper products streams coming from the Middle East and the USA. This negative trend which accelerated in the second quarter caused sharply lower refining margins (down by 25% from the first half of 2017) and spreads vs. the feedstock of the main petrochemicals commodities (cracker margin down by 44% and polyethylene margin down by 52%). These negatives were partly offset by plant optimizations and lower plant shutdowns, allowing a recovery in produced volumes, as well as by efficiency actions.

The improved operating performance (up by €2,364 million) and the increase in finance income and net income from investments (up by €191 million) driven by an impairment reversal of the Angola LNG entity were partially offset by the write-off of a financing receivable related to an unsuccessful exploration initiative executed by a joint venture in the Black Sea. Net profit was negatively impacted by higher income taxes (up by €1,335 million), notwithstanding a 3 percentage points decrease in the group reported tax rate (54.9%) due to higher non-taxable gains.

Eni Interim Consolidated Report / Financial review and other information

Adjusted results

		First half
	(€ million)	2018	2017	Change	% Ch.
Operating profit (loss)		5,038	2,674	2,364	88.4
Exclusion of inventory holding (gains) losses		(354)	(7)
Exclusion of special items (a)		260	186
Adjusted operating profit (loss)		4,944	2,853	2,091	73.3
Breakdown by segment:
Exploration & Production		4,827	2,260	2,567	..
Gas & Power		430	192	238	..
Refining & Marketing and Chemicals		144	541	(397)	(73.4)
Corporate and other activities		(331)	(275)	(56)	(20.4)
Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)		(126)	135	(261)
Net profit (loss) attributable to Eni's shareholders		2,198	983	1,215	..
Exclusion of inventory holding (gains) losses		(251)	(6)
Exclusion of special items (a)		(202)	230
Adjusted net profit (loss) attributable to Eni's shareholders		1,745	1,207	538	44.6

(a) For further information see table "Breakdown of special items".
(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

In the first half of 2018, Eni’s consolidated adjusted operating profit was €4,944 million, up by 73% from the first half of 2017. The improvement was driven by a robust performance in the E&P segment (the adjusted operating profit was €4,827 million, more than doubled compared to the first half of 2017) due to sharply higher crude oil prices (the Brent benchmark in dollar terms was up by 36%) and production growth, partly offset by a weaker dollar (the EUR/USD exchange rate was up by 12%). The G&P segment reported an adjusted operating profit of €430 million, more than doubled compared to the first half of 2017. This result reflected further actions concerning long-term supply contracts, a reduction in logistic costs and an improved performance in the power and LNG businesses. The R&M and Chemicals segment reported a decrease of 73% in the operating performance due to an unfavourable trading environment, partly offset by continued efficiency initiatives, plant optimizations and better utilization rates.

The €2.1 billion increase was comprised of a €1.4 billion increase from scenario effects and a €0.7 billion increase from production growth and efficiency and optimization gains.

Adjusted net profit was €1,745 million, up by 45% from the first half of 2017. The operating performance was partially offset by lower income from investments and an increased tax rate (60.7%, up by approximately 5 percentage points) driven by the E&P segment due to a higher share of taxable profit reported in countries with higher taxation and non-deductible expenses related to an unsuccessful exploration initiative.

Special items

The breakdown by segment of special items of operating profit (a net charge of €260 million) is the following:

•	The E&P segment recorded net charges of €259 million mainly due to the outcome of an arbitration proceeding relating a long-term contract to purchase regasification services, which established the termination of the contract and of the related annual fees charged to Eni. It also awarded the counterpart equitable compensation of €282 million (plus financial interests of €18 million), an impairment loss for a gas asset to align its book values to fair value (€58 million), a risk provision relating to a contractual litigation (€45 million); an allowance for doubtful accounts as part of a dispute to recover investments towards a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation. The main gains were recorded on the disposal of a 10% interest in the Shorouk concession, offshore of Egypt, to Mubadala Petroleum, a UAE-based company (€323 million net of assignment bonus and other charges).

Eni Interim Consolidated Report / Financial review and other information

•	The G&P segment reported net gains of €125 million mainly driven by the effects of fair-value commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net gain of €170 million) and an impairment relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, divested in June 2018 (€6 million). The G&P adjusted operating result also includes the positive balance of €37 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.
•	The R&M and Chemicals segment reported net charges of €107 million mainly comprising of: the write down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects (€35 million) and environmental provision (€79 million)

Non-operating special items included the tax effects relating to operating special items, Eni’s interest of extraordinary charges/impairment recognized by the Saipem subsidiary (€102 million) as well as an impairment reversal (€423 million) at the Angola LNG equity-accounted entity due to improved project economics.

Analysis of profit and loss account items

Revenues

	First Half
(€ million)	2018	2017	Change	% Ch.
Exploration & Production	11,824	9,326	2,498	26.8
Gas & Power	26,777	25,652	1,125	4.4
Refining & Marketing and Chemicals	11,991	10,859	1,132	10.4
- Refining & Marketing	9,661	8,461	1,200	14.2
- Chemicals	2,615	2,601	14	0.5
- Consolidation adjustment	(285)	(203)	(82)
Corporate and other activities	744	687	57	8.3
Consolidation adjustment	(15,265)	(12,834)	(2,431)
Net sales from operations	36,071	33,690	2,381	7.1
Other income and revenues	838	626	212	33.9
Total revenues	36,909	34,316	2,593	7.6

Total revenues amounted to €36,909 million, up by 7.6% from the first half of 2017. Eni’s net sales from operations in the first half of 2018 (€36,071 million) increased by €2,381 million or 7.1% from the first half of 2017, driven by the recovery of commodity prices.

Eni Interim Consolidated Report / Financial review and other information

Finance income (expense)

	First Half
(€ million)	2018	2017	Change
Finance income (expense) related to net borrowings	(282)	(425)	143
- Finance expense on short and long-term debt	(311)	(381)	70
- Net interest due to banks	9	4	5
- Net income (expense) from financial activities held for trading	17	(51)	68
- Net income from receivables and securities for non-financing operating activities	3	3
Income (expense) on derivative financial instruments	(273)	524	(797)
- Derivatives on exchange rate	(304)	503	(807)
- Derivatives on interest rate	31	21	10
Exchange differences, net	233	(517)	750
Other finance income (expense)	(325)	(104)	(221)
- Net income from receivables and securities for financing operating activities	86	66	20
- Finance expense due to the passage of time (accretion discount)	(128)	(144)	16
- Other	(283)	(26)	(257)
	(647)	(522)	(125)
Finance expense capitalized	26	37	(11)
	(621)	(485)	(136)

Net finance expense (€621 million) increased by €136 million from the first half of 2017. The main drivers were: (i) a negative change amounting to €57 million in exchange rate differences (up by €750 million) and exchange rate derivatives (down by €807 million), with the latter being recognized through profit because such derivatives did not meet the formal criteria to be designed as hedges under IFRS. This trend is due to the sudden appreciation of the US dollar in the last part of the first half of the year; and (ii) an increase of other finance expense due to the write-off of a financing receivable related to an unsuccessful exploration initiative executed by a joint venture in the Black Sea (€220 million)

Net income (expense) from investments

	First Half
(€ million)	2018	2017	Change
Share of gains (losses) from equity-accounted investments	401	85	316
Dividends	79	69	10
Net gains (losses) on disposal	(6)		(6)
Other income (expense), net		(7)	7
	474	147	327

Net income from investments amounted to €474 million and related mainly to:

-       Eni’s share of results of the equity accounted entities for an overall net profit of €401 million, mainly in the Exploration & Production segment due to an impairment reversal (€423 million) at the Angola LNG equity-accounted entity due to improved project economics. The corporate and other activities segment reported a loss on the 31% interest in Saipem, accounted for with the equity method (€100 million). This loss was due to impairment losses driven by the structural weakness of the offshore drilling business and other drivers;

-      net losses on disposal (€6 million) related to the divestment of the Hungarian gas distribution activity in the G&P segment;

-      dividends of €79 million were received by non-controlling interests measured at fair value through other comprehensive income and mainly related to Nigeria LNG (€54 million) and Saudi European Petrochemical Co. (€21 million).

Eni Interim Consolidated Report / Financial review and other information

Income taxes

Income taxes of €2,686 million reported a two-fold increase compared to the first half of 2017 due to a higher profit before income taxes (up by €2,555 million from the first half of 2017). The tax rate was 54.9% lower than the value of 57.8% reported in the first half of 2017 due to higher non-taxable gains. The adjusted tax rate was 60.7%, up by approximately 5 percentage points, driven by the E&P segment due to a higher share of taxable profit reported in countries with higher taxation and non-deductible expenses related to an unsuccessful exploration initiative.

Summarized Group Balance Sheet(a)

(€ million)	June 30, 2018	Dec. 31, 2017	Change

Fixed assets	68,333	71,415	(3,082)
Net working capital
Inventories	4,719	4,621	98
Trade receivables	10,658	10,182	476
Trade payables	(10,518)	(10,890)	372
Tax payables and provisions for, net deferred tax liabilities	(2,313)	(2,387)	74
Provisions	(11,736)	(13,447)	1,711
Other current assets and liabilities	356	287	69
	(8,834)	(11,634)	2,800
Provisions for employee post-retirements benefits	(1,064)	(1,022)	(42)
Assets held for sale including related liabilities	1,933	236	1,697
CAPITAL EMPLOYED, NET	60,368	58,995	1,373

Eni's shareholders equity	50,418	48,030	2,388
Non-controlling interest	53	49	4
Shareholders' equity	50,471	48,079	2,392
Net borrowings	9,897	10,916	(1,019)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	60,368	58,995	1,373
Leverage	0.20	0.23	(0.03)
Gearing	0.16	0.18	(0.02)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

As of June 30, 2018, fixed assets decreased by €3,082 million to €68,333 million mainly due to reclassification of Eni Norge assets as held for sale following the merger agreement signed in July with the shareholders of Point Resources. The increase of capital expenditure for the period (€4,502 million) and positive currency movements (€1,351 million) were partly offset by DD&A (€3,708 million). The increase in “Equity-accounted investments and other investments” was €1,125 million due to a new accounting of equity instruments required by IFRS 9 and impairment reversal of the Angola LNG entity.

Net working capital was in negative territory at minus €8,834 million and increased by €2,800 million from 2017 mainly as a result of a decrease in risk provisions due to the reclassification of Eni Norge decommissioning provisions in the disposal group held for sale, as well as an estimate revision to the decommissioning provision due to higher discount rates.

Assets held for sale including related liabilities (€1,933 million) are mainly related to: (i) the Eni Norge AS company following the management plans of a business combination with the company Point Resources AS. Following the closing of the deal (expected at the end of the year), Eni will lose the control on the company. The new subsidiary will be jointly controlled by the two shareholders; (ii) the Trinidad and Tobago Ltd company participating a gas project; and (iii) the Eni Croatia BV company with interests in the upstream gas projects in Croatia.

Eni Interim Consolidated Report / Financial review and other information

Shareholders’ equity including non-controlling interest was €50,471 million, up by €2,392 million. This was due to net profit for the period and positive foreign currency translation differences (€1,194 million) reflecting the appreciation of dollar compared to the euro (up by 3%; EUR/USD exchange rate of 1.165 at June 30, 2018 compared to 1.2 at December 31, 2017), partly offset by the payment of the 2017 final dividend (€1,443 million).

Net borrowings1 at June 30, 2018 was €9,897 million, lower than 2017 (down by €1,019 million).

As of June 30, 2018, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage2 – was 0.20, down from 0.23 as of December 31, 2017.

1 Details on net borrowings are furnished on page 29.

2 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

Eni Interim Consolidated Report / Financial review and other information

Net borrowings and cash flow from operations(a)

	First half
(€ million)	2018	2017	Change
Net profit (loss)	2,205	985	1,220
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	3,663	4,522	(859)
- net gains on disposal of assets	(418)	(336)	(82)
- dividends, interests and taxes	2,783	1,523	1,260
Changes in working capital related to operations	(676)	(250)	(426)
Dividends received, taxes paid, interests (paid) received	(2,337)	(1,806)	(531)
Net cash provided by operating activities	5,220	4,638	582
Capital expenditure	(4,502)	(4,923)	421
Investments	(131)	(50)	(81)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,261	624	637
Other cash flow related to capital expenditure, investments and disposals	693	239	454
Free cash flow	2,541	528	2,013
Borrowings (repayment) of debt related to financing activities (b)	(59)	(104)	45
Changes in short and long-term financial debt	(974)	322	(1,296)
Dividends paid and changes in non-controlling interests and reserves	(1,443)	(1,443)
Effect of changes in consolidation, exchange differences and cash and cash equivalent	12	(38)	50
NET CASH FLOW	77	(735)	812

	First half
(€ million)	2018	2017	Change
Free cash flow	2,541	528	2,013
Net borrowings of acquired companies	(2)		(2)
Net borrowings of divested companies	(5)		(5)
Exchange differences on net borrowings and other changes	(72)	224	(296)
Dividends paid and changes in non-controlling interest and reserves	(1,443)	(1,443)
CHANGE IN NET BORROWINGS	1,019	(691)	1,710

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

(b) The item included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

	First half
(€ million)	2018	2017	Change
Financing investments:
- securities	(319)	(74)	(245)
- financing receivables	(111)	(77)	(34)
	(430)	(151)	(279)
Disposal of financing investments:
- securities	21	24	(3)
- financing receivables	350	23	327
	371	47	324
Borrowings (repayment) of debt related to financing activities	(59)	(104)	45

Net cash flow from operating activities amounted to €5,220 million in the first half 2018. Cash flow from operating activities was also influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the fourth quarter 2017 (approximately €700 million).

Net cash flow from operating activities before changes in working capital at replacement cost was €5,542 million, up by 14% compared to the first half of 2017 (€4,881 million). This performance was negatively affected by an expense recognized in connection with the final outcome of an arbitration proceeding (€300 million), an extraordinary allowance for doubtful accounts in the E&P segment (€69 million) and charges related to the sale of 10% interest in Zohr, to be substantially considered as a reduction of the

Eni Interim Consolidated Report / Financial review and other information proceeds from the asset disposal. Net of these charges, cash flow from operating activities before changes in working capital at replacement cost amounts to €5,989 million.

Capital expenditure for the period, including investments, was €4,633 million. Net capex amounted to approximately €3.69 billion and excluding the following items: an entry bonus paid in connection with the award of the two Concession Agreements in the UAE (€723 million); the share of the 2018 capex pertaining to a 10% divested interest in the Zohr project (€159 million), which were reimbursed to Eni by the buyer at the transaction date (end of June). Also the Company collected €50 million as an advance on future gas supplies to Egyptian state-owned partners which were intended to finance the capex of Zohr. The self-financing ratio of net capex was 141%.

Cash flow from disposals (€1,261 million) mainly related to the sale of the 10% interest in the Zohr project, non-strategic assets in the E&P segment, as well as gas distribution activities in Hungary. Other cash flow related to capital expenditure, investments and disposals (€693 million) included the collection of the deferred tranches of the consideration on the sale of 10% and 30% interests in the Zohr project finalized in 2017 (€439 million) and increased payables related to capital expenditure following the progress in the development of Zohr. Cash flow from operations in excess of these outflows and the payment of the 2017 final dividend to Eni’s shareholders (€1,443 million) amounted to approximately €1.1 billion and was utilized to reduce finance debt.

Capital expenditure

	First half
(€ million)	2018	2017	Change	% Ch.
Exploration & Production	4,061	4,615	(554)	(12.0)
- acquisition of proved and unproved properties	723		723	..
- exploration	161	284	(123)	(43.3)
- development	3,158	4,309	(1,151)	(26.7)
- other expenditure	19	22	(3)	(13.6)
Gas & Power	97	49	48	98.0
Refining & Marketing and Chemicals	324	251	73	29.1
- Refining & Marketing	257	179	78	43.6
- Chemicals	67	72	(5)	(6.9)
Corporate and other activities	28	16	12	75.0
Impact of unrealized intragroup profit elimination	(8)	(8)
Capital expenditure	4,502	4,923	(421)	(8.6)

In the first half of 2018, capital expenditure amounted to €4,502 million (€4,923 million in the first half of 2017) and mainly related to:

- development activities (€3,158 million) deployed mainly in Egypt, Ghana, Norway, Libya, Congo, Italy and Angola. The acquisition of proved and unproved reserves of €723 million relates to the entry bonus in two producing concession agreements in the United Arab Emirates;

- refining activity in Italy and outside Italy (€223 million) aimed mainly at the reconversion project of Gela refinery into a bio-refinery, reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, as well as initiatives improving the standards of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€34 million);

- initiatives relating to gas marketing (€82 million).

Eni Interim Consolidated Report / Financial review and other information

Results by segment3

Exploration & Production

	First half
(€ million)	2018	2017	Change	% Ch.
Operating profit (loss)	4,568	2,479	2,089	84.3
Exclusion of special items	259	(219)	478
Adjusted operating profit (loss)	4,827	2,260	2,567	..
Net finance (expense) income	(319)	28	(347)
Net income (expense) from investments	144	187	(43)
Income taxes	(2,644)	(1,284)	(1,360)
tax rate (%)	56.8	51.9	4.9
Adjusted net profit (loss)	2,008	1,191	817	68.6
Results also include:
Exploration expenses:	161	321	(160)	(49.8)
- prospecting, geological and geophysical expenses	128	139	(11)	(7.9)
- write-off of unsuccessful wells	33	182	(149)	(81.9)

In the first half of 2018, the Exploration & Production segment reported an adjusted operating profit of €4,827 million, more than doubled compared to the first half of 2017 (€2,260 million). This improvement was due to sharply higher crude oil prices (with the Brent price up by 36% in dollar terms) driving at strong recovery in Eni’s oil and gas realizations in dollar terms (up by 39.3% and 28%, respectively) as well as production growth, partly offset by currency headwinds (with the EUR/USD exchange rate up by 12% from the first half of 2017).

In the first half of 2018, adjusted net profit was €2,008 million, up by €817 million or 69% compared to the first half of 2017, due to higher operating performance partly offset by the write-off of a financing receivable taken in connection with an unsuccessful exploration project executed by a joint venture in the Black Sea (€220 million). Results were also impacted by an increased adjusted tax rate (up by 5 percentage points) due to a higher share of taxable profit reported in Countries with higher taxation as well as the non-deductible expense related to the unsuccessful initiative above mentioned. Cash tax rate was 28.4%.

Gas & Power

	First half
(€ million)	2018	2017	Change	% Ch.
Operating profit (loss)	555	(11)	566	..
Exclusion of special items and inventory holding (gains) losses	(125)	203	(328)
Adjusted operating profit (loss)	430	192	238	..
Net finance (expense) income	(6)	6	(12)
Net income (expense) from investments	11	(3)	14
Income taxes	(163)	(118)	(45)
tax rate (%)	37.5	60.5	(23.0)
Adjusted net profit (loss)	272	77	195	..

In the first half of 2018, the Gas & Power segment reported an adjusted operating profit of €430 million, representing a significant increase of €238 million compared to €192 million recorded in the first half of 2017. This result reflected the overall restructuring of the portfolio of long-term gas supply

3 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

Eni Interim Consolidated Report / Financial review and other information contracts, including lower logistic costs, positive performance reported in the power business, as well as excellent results in the LNG business able to catch peak prices in the Asian markets in the first part of the year.

Adjusted net profit amounted to €272 million, a fourth-fold increase compared to the first half of 2017.

Refining & Marketing and Chemicals

	First half
(€ million)	2018	2017	Change	% Ch.
Operating profit (loss)	396	397	(1)	(0.3)
Exclusion of inventory holding (gains) losses	(359)	56	(415)
Exclusion of special items	107	88	19
Adjusted operating profit (loss)	144	541	(397)	(73.4)
- Refining & Marketing	79	231	(152)	(65.8)
- Chemicals	65	310	(245)	(79.0)
Net finance (expense) income	11	2	9
Net income (expense) from investments	2	1	1
Income taxes	(71)	(190)	119
tax rate (%)	45.2	34.9	10.3
Adjusted net profit (loss)	86	354	(268)	(75.7)

In the first half of 2018, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €144 million, decreased from €541 million reported in the first half of 2017.

The Refining & Marketing business reported an adjusted operating profit of €79 million in the first half of 2018, down by 66% from the first half of 2017 due to an unfavorable trading environment with the refining margin declining by 24.8%, reflecting higher oil feedstock costs which were not reflected in selling prices, and the appreciation of the euro against the US dollar (up by 12%). The negative scenario was partly offset by supply and plant optimizations. The marketing business reported a positive performance y-o-y driven by effective commercial initiatives.

The Chemical business reported an adjusted operating profit of €65 million, down by 79% from the first half of 2017. This decrease was driven by lower margins on sales of intermediates and polyethylene, due to rapidly escalating costs of oil-based feedstock, not fully recovered in product prices and mounting competitive pressures from cheaper product streams from the Middle East and the USA. Furthermore, it is worth mentioning that first half of 2017 results benefitted from peak prices recorded for intermediates, mainly butadiene and benzene, reflecting one-off effects (product shortages in the USA and Asian markets).

Adjusted net profit amounting to €86 million in the first half of 2018, down by 76% from the first half of 2017, due to lower operating performance.

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Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

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Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First half 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,568	555	396	(350)	(131)	5,038
Exclusion of inventory holding (gains) losses			(359)		5	(354)
Exclusion of special items:
environmental charges	63		79	10		152
impairment losses (impairment reversals), net	58	6	35	3		102
net gains on disposal of assets	(418)		(7)			(425)
risk provisions	339			6		345
provision for redundancy incentives	3	4	1	(3)		5
commodity derivatives		(170)	(7)			(177)
exchange rate differences and derivatives	2	37	1			40
other	212	(2)	5	3		218
Special items of operating profit (loss)	259	(125)	107	19		260
Adjusted operating profit (loss)	4,827	430	144	(331)	(126)	4,944
Net finance (expense) income (a)	(319)	(6)	11	(334)		(648)
Net income (expense) from investments (a)	144	11	2	2		159
Income taxes (a)	(2,644)	(163)	(71)	134	41	(2,703)
Tax rate (%)	56.8	37.5	45.2			60.7
Adjusted net profit (loss)	2,008	272	86	(529)	(85)	1,752
of which:
- Adjusted net profit (loss) of non-controlling interest						7
- Adjusted net profit (loss) attributable to Eni's shareholders						1,745

Reported net profit (loss) attributable to Eni's shareholders						2,198
Exclusion of inventory holding (gains) losses						(251)
Exclusion of special items						(202)
Adjusted net profit (loss) attributable to Eni's shareholders						1,745
(a) Excluding special items.

Eni Interim Consolidated Report / Financial review and other information

(€ million)
First half 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,479	(11)	397	(345)	154	2,674
Exclusion of inventory holding (gains) losses		(44)	56		(19)	(7)
Exclusion of special items:
environmental charges			24	18		42
impairment losses (impairment reversals), net	1	(6)	58	8		61
net gains on disposal of assets	(342)		(2)			(344)
risk provisions	88			49		137
provision for redundancy incentives	5	34	3	3		45
commodity derivatives		243	(8)			235
exchange rate differences and derivatives	(12)	(94)	(7)			(113)
other	41	70	20	(8)		123
Special items of operating profit (loss)	(219)	247	88	70		186
Adjusted operating profit (loss)	2,260	192	541	(275)	135	2,853
Net finance (expense) income (a)	28	6	2	(390)		(354)
Net income (expense) from investments (a)	187	(3)	1	28		213
Income taxes (a)	(1,284)	(118)	(190)	127	(38)	(1,503)
Tax rate (%)	51.9	60.5	34.9			55.4
Adjusted net profit (loss)	1,191	77	354	(510)	97	1,209
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						1,207

Reported net profit (loss) attributable to Eni's shareholders						983
Exclusion of inventory holding (gains) losses						(6)
Exclusion of special items						230
Adjusted net profit (loss) attributable to Eni's shareholders						1,207

(a) Excluding special items.

Eni Interim Consolidated Report / Financial review and other information

Breakdown of special items

	First half
(€ million)	2018	2017
Environmental charges	152	42
Impairment losses (impairment reversals), net	102	61
Net gains on disposal of assets	(425)	(344)
Risk provisions	345	137
Provisions for redundancy incentives	5	45
Commodity derivatives	(177)	235
Exchange rate differences and derivatives	40	(113)
Other	218	123
Special items of operating profit (loss)	260	186
Net finance (income) expense	(27)	131
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(40)	113
Net income (expense) from investments	(315)	66
- impairment/revaluation of equity investments	(321)	68
Income taxes	(120)	(153)
of which:
- net impairment of deferred tax assets of Italian subsidiaries	(73)
- taxes on special items of operating profit and other special items	(47)	(153)
Total special items of net profit (loss)	(202)	230

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2018	Dec. 31, 2017	Change
Total debt	23,991	24,707	(716)
- Short-term debt	4,954	4,528	426
- Long-term debt	19,037	20,179	(1,142)
Cash and cash equivalents	(7,431)	(7,363)	(68)
Securities held for trading and other securities held for non-operating purposes	(6,485)	(6,219)	(266)
Financing receivables held for non-operating purposes	(178)	(209)	31
Net borrowings	9,897	10,916	(1,019)
Shareholders' equity including non-controlling interest	50,471	48,079	2,392
Leverage	0.20	0.23	(0.03)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Eni Interim Consolidated Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

		June 30, 2018		December 31, 2017
Items of Summarized Group Balance Sheet
	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Fixed assets
Property, plant and equipment			59,669		63,158
Inventories - Compulsory stock			1,342		1,283
Intangible assets			2,992		2,925
Equity-accounted investments and other investments			4,855		3,730
Receivables and securities held for operating activities	(see note 6 and note 13)		1,640		1,698
Net payables related to capital expenditure, made up of:			(2,165)		(1,379)
- receivables related to capital expenditure/disposals	(see note 6)	279		597
- receivables related to capital expenditure/disposals non-current	(see note 15)	10		118
- payables related to capital expenditure	(see note 17)	(2,454)		(2,094)
Total fixed assets			68,333		71,415
Net working capital
Inventories			4,719		4,621
Trade receivables	(see note 6)		10,658		10,182
Trade payables	(see note 17)		(10,518)		(10,890)
Tax payables and provisions for net deferred tax liabilities, made up of:			(2,313)		(2,387)
- income tax payables		(651)		(472)
- other tax payables		(2,236)		(1,472)
- deferred tax liabilities		(4,521)		(5,900)
- other non-current tax liabilities	(see note 23)	(101)		(45)
- payables for Italian consolidated accounts	(see note 17)	(3)		(4)
- receivables for Italian consolidated accounts	(see note 6)	1		1
- current tax assets		175		191
- other current tax assets		443		729
- deferred tax assets		4,057		4,078
- other tax assets	(see note 15)	523		507
Provisions			(11,736)		(13,447)
Other current assets and liabilities:			356		287
- receivables for operating purposes	(see note 6)	56		84
- other receivables	(see note 6)	4,471		4,641
- other (current) assets		3,100		1,573
- other receivables and other assets	(see note 15)	329		698
- advances, other payables	(see note 17)	(2,536)		(3,760)
- other (current) liabilities		(3,693)		(1,515)
- other payables and other liabilities	(see note 23)	(1,371)		(1,434)
Total net working capital			(8,834)		(11,634)
Provisions for employee post-retirement benefits			(1,064)		(1,022)
Assets held for sale including related liabilities			1,933		236
made up of:
- assets held for sale		4,931		323
- liabilities related to assets held for sale		(2,998)		(87)
CAPITAL EMPLOYED, NET			60,368		58,995
Shareholders' equity including non-controlling interest			50,471		48,079
Net borrowings
Total debt, made up of:			23,991		24,707
- long-term debt		19,037		20,179
- current portion of long-term debt		2,718		2,286
- short-term financial liabilities		2,236		2,242
less:
Cash and cash equivalents			(7,431)		(7,363)
Securities held for non-operating purposes	(see note 5)		(6,485)		(6,219)
Financing receivables for non-operating purposes	(see note 6)		(178)		(209)
Total net borrowings (a)			9,897		10,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			60,368		58,995
(a) For details on net borrowings see also note 20 to the condensed consolidated interim financial statements.

Eni Interim Consolidated Report / Financial review and other information

Summarized Group Cash Flow Statement

	First Half 2018		First Half 2017
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme
	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Net profit (loss)		2,205		985
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		3,663		4,522

- depreciation, depletion, amortization and impairments	3,606		3,777
- impairments losses (impairment reversals), net	102		61
- write-off	21		193
- share of profit (loss) of equity-accounted investments	(401)		(85)
- other net changes	299		546
- net changes in the provisions for employee benefits	36		30
Net gains on disposal of assets		(418)		(336)
Dividends, interests, income taxes and other changes		2,783		1,523
- dividend income	(79)		(69)
- interest income	(100)		(98)
- interest expense	276		339
- income taxes	2,686		1,351
Changes in working capital related to operations		(676)		(250)
- inventory	(181)		(356)
- trade receivables	(907)		1,032
- trade payables	(255)		(1,323)
- provisions for contingencies	(338)		133
- other assets and liabilities	1,005		264
Dividends received, taxes paid, interest (paid) received during the period		(2,337)		(1,806)
- dividend received	100		102
- interest received	25		23
- interest paid	(328)		(311)
- income taxes paid, net of tax receivables received	(2,134)		(1,620)
Net cash provided by operating activities		5,220		4,638
Capital expenditure		(4,502)		(4,923)
- tangible assets	(4,386)		(4,796)
- intangible assets	(116)		(127)
Investments and purchase of consolidated subsidiaries and businesses		(131)		(50)
- investments	(116)		(50)
- consolidated subsidiaries and businesses	(15)
Disposals		1,261		624
- tangible assets	1,017		563
- intangible assets	5
- changes in consolidated subsidiaries and businesses	178
- investments	61		61
Other cash flow related to capital expenditure, investments and disposals		693		239
- securities	(319)		(74)
- financing receivables	(311)		(384)
- change in payables and receivables relating to investments and capitalized depreciation	320		543
reclassification: purchase of securities and financing receivables for non-operating purposes	430		151
- disposal of securities	28		25
- disposal of financing receivables	482		331
- change in payables and receivables	434		(306)
reclassification: disposal of securities and financing receivables held for non-operating purposes	(371)		(47)
Free cash flow		2,541		528

Eni Interim Consolidated Report / Financial review and other information

continued Summarized Group Cash Flow Statement	First Half 2018		First Half 2017
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

(€ million)
Free cash flow		2,541		528
Borrowings (repayment) of debt related to financing activities		(59)		(104)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(430)		(151)
reclassification: disposal of securities and financing receivables held for non-operating purposes	371		47
Changes in short and long-term finance debt		(974)		322
- proceeds from long-term finance debt	918		755
- payments of long-term finance debt	(1,649)		(269)
- increase (decrease) in short-term finance debt	(243)		(164)
Dividends paid and changes in non-controlling interest and reserves		(1,443)		(1,443)
- dividends paid by Eni to shareholders	(1,440)		(1,440)
- dividends paid to non-controlling interest	(3)		(3)

Effect of exchange differences on cash and cash equivalents	12	12	(45)	(45)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries			7	7
Net cash flow		77		(735)

Eni Interim Consolidated Report / Financial review and other information

Risk factors and uncertainties

Foreword

In this section are described the main risks Eni faces in managing its business segments. For the disclosure on financial risks (market, counterparty and liquidity risk) see note n. 28 – Guarantees, commitments and risks” in the Notes to the condensed consolidated interim financial statements.

Risks related to the cyclicality of the Oil & Gas sector

Eni’s operating results, mainly in the Exploration & Production segment, are affected by volatile prices of crude oil and natural gas.

A decrease in oil and natural gas prices negatively affect the Group’s revenues, operating profit and cash flow, vice versa in case of prices increases.

Eni estimates that movements in oil prices impact approximately 50 per cent. of its current hydrocarbon production.

Strategically, this risk exposure is not subject to economic hedging, except for some specific market conditions or transactions.

The remaining portion of Eni’s current production is largely unaffected by crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts (PSAs), whereby, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in the event of a fall in crude oil prices (see below).

Based on the current portfolio of oil and gas assets, Eni’s management estimates that the Group’s consolidated net profit would vary by approximately €200 million for each one dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in Eni’s financial projections for 2018 at 60 $/bbl. Net cash provided by operating activities is expected to vary by a similar amount.

Furthermore, a negative trend in the trading environment or a structural decline in commodity prices may have material effects on Eni’s businesses outlook, and may limit the Group’s funds available to finance expansion projects and certain contractual commitments.

The Company may review the carrying amount of oil and gas properties, whenever there is any indication that the carrying amounts of those assets may not be recoverable. This could result in accounting material asset impairments, as well as in reviewing the capex plan, which could be no more profitable, being affected by price declines. In addition, such lower price may force the Company to cancel, postpone or reschedule certain development projects, adversely affecting growth in future production and revenues as well as funds available to finance expansion projects. These risks may adversely impact shareholder returns, including dividends and the share prices.

As of June 30, 2018, management outlook on future trends in the oil and gas market is unchanged from the one used to estimate recoverability of the carrying amounts of the Group’s assets as of December 31, 2017.

In the first half of 2018, Brent prices retained the recovery trend recorded in the latter part of 2017, averaging about 70 $/bbl, on the back of a better balance between crude oil demand and global supply, as well as geopolitical factors and supply disruptions (such as in Venezuela).

Given the expected evolution of market fundamentals supported by a recovery in demand due to macroeconomic growth and the possible medium-term supply deficit due to oil companies’ capex cuts during the downturn, Eni’s management confirmed the long-term price assumption at 72 $/bbl in 2021 real terms (73.4 $/bbl in 2022) adopted in the estimation of recoverability of the carrying amounts of the Group’s assets as of December 31, 2017.

However, management has also evaluated the continuing risks and uncertainties inherent in such forecasts, including the actual position of the OPEC, the resurface of geopolitical risks, the circumstance that the futures markets of crude prices remain in backwardation, the evolution in the marginal costs and yields of the USA unconventional production, as well as global macroeconomic trends. As a result, management confirms a prudent approach in capital budgeting while maintaining rigorous capital discipline.

Eni Interim Consolidated Report / Financial review and other information

Over the next four years, the Company plans to invest something below €32 billion, unchanged from the previous plan; approximately 50% of capital expenditures at the end of the four-year period refer to uncommitted projects, granting to the Group an appropriate financial flexibility in case of sudden changes in trading environment. In 2018, Eni expects to make capital expenditures of approximately €7.7 billion, in line with 2017. Finally, volatility in oil and gas prices determines uncertainty in the achievement of Eni’s operational targets, such as production growth and reserves replacement due to the important weight of Production Sharing Contracts (PSA) in Eni’s portfolio. Pursuant to these contracts, Eni is entitled to a portion of a field’s production, the sale of which is intended to cover expenditures incurred by the Company to develop and operate the field. The lower the reference prices for Brent crude oil used to estimate Eni’s production and proved reserves, the higher the number of barrels necessary to recover the same amount of expenditure, and vice versa. Based on the current portfolio of oil and gas assets, Eni’s management estimates that production entitlements vary on average by approximately 750 bbl/d for each $1 change in oil prices compared to current Eni’s assumptions for oil prices, determining an entitlement of approximately 14 kboe/d in the first half of 2018. In case oil prices differ significantly from our own forecasts, the result of the above mentioned sensitivity of production to oil price changes may be significantly different.

The Group’s results from its Refining & Marketing and Chemicals businesses are primarily dependent upon the supply and demand for refined and chemical products and the associated margins on refined product and chemical products sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

For further details on this risk see the 2017 Annual Report on Form 20-F.

Country risk

As of December 31, 2017, approximately 80% of Eni’s proved hydrocarbon reserves and 60% of Eni’s supplies of natural gas came from outside OECD countries, mainly Africa, Russia, Central Asia and Southern America, where the socio-political framework and macroeconomic outlook is less stable than in the OECD countries.

Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non-democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions, inflation levels, exchange rates and similar events in those non-OECD countries may negatively impair Eni’s ability to continue operating in an economically viable way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves and gas supply.

In the current geopolitical scenario, Eni is exposed to the counterparty risk mainly in Venezuela, which is currently experiencing a situation of financial stress amidst an economic downturn due to lack of resources to support the development of the country’s hydrocarbons reserves. The situation has been made worse by certain international sanctions targeting the country’s financial system.

This situation could compromise, in the second half of the year, Eni’s ability to recover trade receivables part due owed by National Oil Companies for equity production sold and capex made in the Country.

Notwithstanding these difficulties, during the first half of 2018, Eni cashed in a certain amount of gas supplied to the Cardon IV project sold to the National Company PDVSA by Eni’s participated joint venture Cardon IV. Those collections were in line with expected loss assumptions, on which the counterparty risk was factored in the 2017 assessment on trade receivables and assets recoverability in the Country.

Also in Nigeria Eni is exposed to counterparty risk, due to the financial stress of the National oil Company “NNPC” which is carried by Eni’s certain petroleum JV projects.

Libya’s geopolitical situation continues to represent a source of risk and uncertainty which could materially impact the ability of the Company to conduct its operations in a safe and regular manner.

For further details on this risk see the 2017 Annual Report on Form 20-F.

Sanction targets

No further developments on this risk emerged in the first half of 2017 other than what has been disclosed in the 2017 Annual Report on Form 20-F, except for tightening of USA sanctions against Venezuela. Such sanctions prohibit any US person to be involved in all transactions related to, provision of financing for,

Eni Interim Consolidated Report / Financial review and other information and other dealings in, among other things, any debt owed to the Government of Venezuela that is pledged as collateral after the effective date, including accounts receivable.

Risks associated with the exploration and production of oil and natural gas

The exploration and production of oil and natural gas require high levels of capital expenditures and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of oil and gas fields. Exploration drilling for oil and gas involves the risk of dry holes or failure to find commercial quantities of hydrocarbons. The exploration and production activities are subject to mining risk, cost overrun and delayed start-up risks, which could have an adverse impact on Eni’s future growth prospects, results of operations and liquidity. Future production targets will leverage on the ability of the Company to replace reserves through successful exploration, effectiveness and efficiency of development activities, the application of technological improvements to maximize recovery rates of producing fields and the outcome of negotiations with producing Countries. An inability to replace produced reserves by discovering, acquiring and developing additional reserves could adversely impact future production levels and growth prospects. By its nature, the upstream activity exposes Eni to a wide range of significant environmental, health and safety, security risks of Eni’s personnel and the neighboring communities, damage or destruction to properties. These include the risks of blowout of hydrocarbon, fire or explosion, vessel collisions, geological risks such as discovery of hydrocarbon pockets with abnormal pressure, equipment failures and other forms of accidents, can lead to loss of life, environmental damages, damage or destruction to properties, pollution and consequently potential economic losses and liabilities that could have a material and adverse effect on the business, results of operations, liquidity, reputation and prospects of the Group, including the share price and the dividends.

These risks mainly affect in deep/ultra-deep offshore operations. In 2017, approximately 53% of Eni’s total oil and gas production for the year derived from offshore fields. Eni is executing or is planning to execute several development projects to produce and market hydrocarbon reserves.

For further details on this risk see the 2017 Annual Report on Form 20-F.

Operational risks and associated HS&E risks

The Group engages in the exploration and production of oil and natural gas, refining of crude oil, petrochemical productions and transport of fuels, natural gas, LNG and petroleum products, in Italy and abroad. By their nature, the Group’s operations expose Eni to a wide range of significant health, safety, security and environmental risks (flammability, toxicity, instability).

Technical faults, malfunction of plants, equipment and facilities, control systems failure, human errors, acts of sabotage, loss of containment and adverse weather events can trigger damaging events such as explosions, fires, oil and gas spills from wells, pipelines, release of contaminants, toxic emissions and other negative events.

These risks are affected by geography and climatic conditions of the areas in which operations are conducted, (e.g. onshore vs offshore, sensitive habitats such as the Arctic, the Gulf of Mexico, the Caspian Sea, refineries located near urban areas), the technical complexity of industrial activities and the technical difficulties in the implementation of recovery and containment of oil or other chemical liquids spilled into the ecosystem or harmful emissions into the atmosphere, the closing operations of damaged wells, or in case of blow-out, fire extinguishing in refineries, petrochemical sites or pipelines.

For these reasons, the activities of the oil, refining, transportation and chemical industries, are subjected to a strict regulation aiming to protect the environment, health and safety, defined by both national authorities and international conventions and protocols.

Eni has adopted integrated management systems, safety standards, high quality and reliability operational practices to comply with environmental regulations and to protect the integrity of people, environment, operations, properties and communities involved.

However, in spite of the above mentioned mitigation initiatives, the occurrence of the described events which could also results in incident of catastrophic proportions could have a material adverse effect on Eni's management, results of operations, consolidated financial conditions, business prospects, reputation and shareholders’ value (including Eni’s share price and dividends).

Eni could be also exposed to the risk of liabilities and environmental charges relating to some property sites in Italy, now inactive, where in the past years it has carried out minero-metallurgical and chemical

Eni Interim Consolidated Report / Financial review and other information activities; in these sites, levels of concentration of pollutants may not comply with the current environmental legislation.

Despite Eni declared to be a "not guilty owner" because not responsible for exceeding pollution thresholds allowed by existing laws, as well as because the Group succeeded in many cases to other operators in the management of such sites, it is still possible that in the future Eni may incur further liabilities in addition to the amounts already accrued due to the results of ongoing surveys or surveys to be carried out on the environmental status of certain of Eni’s industrial sites as required by the applicable regulations on contaminated sites, unfavorable developments in ongoing litigation on the environmental status of certain of the Company’s sites where a number of public administrations and the Italian Ministry of the Environment act as plaintiffs and other risk factors.

For more information on HSE risks, including risks related to climate change and how Eni manages and control these risks, please refer to the paragraph "Risks" of 2017 Annual Report on Form 20-F.

Risks associated with the trading environment and competition in the gas market

The outlook of the European wholesale gas market remains muted due to continued oversupplies, exacerbated by increased availability of liquefied natural gas (“LNG”) on global scale, and weak demand dynamics. Growth in gas demand has been dampened by the increasing use of renewable sources and competition from cheaper fossil fuels (like coal), in a context of institutional uncertainty in the Eurozone on the role of gas in the global energy mix. Management is forecasting flat growth of gas demand in Europe and Italy until 2021.

Eni’s gas supply contracts portfolio consist of long-term contracts with take-or-pay clauses, which expose the Company both to a price risk, in the case of purchase price indexations that do not track spot prices and a volume risk in the case of market oversupply.

The results of Eni’s wholesale business are particularly exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices because the Group’s supply costs are mainly linked to prices at European hubs, whereas a large part of the Group’s selling volumes are linked to Italian spot prices. The measure of those spreads which is affected by market dynamics underpins the Company’s ability to recover its fixed expenses, including logistic costs.

Against this backdrop, Eni’s management is planning to continue its strategy of renegotiating the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions as they evolve.

Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition of profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming party has the ability to open an arbitration procedure to obtain revised contractual conditions. However, the suppliers might also file counterclaims with the arbitration panel seeking to dismiss Eni’s request for a price review.

For further details on this risk see the 2017 Annual Report on Form 20-F.

Current, negative trends in gas demands and supplies may impair the Company’s ability to fulfil its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

There are no further developments on this risk with respect to the 2017 Annual Report on Form 20-F.

Risks associated with sector-specific regulations in Italy

There are no further developments on this risk with respect to the 2017 Annual Report on Form 20-F.

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings. In addition to existing provisions accrued, in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending or future legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and

Eni Interim Consolidated Report / Financial review and other information information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate. Certain legal proceedings and investigations to which Eni or its subsidiaries or its officers and employees are parties involve the alleged breach of anti-bribery and anti-corruption laws and regulations and other ethical misconduct. Ethical misconduct and noncompliance with applicable laws and regulations, including noncompliance with anti-bribery and anti-corruption laws, by Eni, its officers and employees, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

Climatic risk

Rising public concern and the governments’ perception related to climate change could generate operational and financial risks for a Company as Eni which seeks, develops and markets hydrocarbons, in the short, medium and long term.

In the short-medium term, management expects an increase in operating costs and capex related to stricter environmental laws aimed at reducing greenhouse gas emissions (GHG). The scientific community has established a link between climate change and increasing GHG emissions.

The long-term risk for oil companies is the possibility that the adoption of increasingly stringent environmental policies for the reduction of GHG emissions at regional, national and international level, could bring to a decline in global demand for hydrocarbons and production.

Furthermore, technological breakthrough in the production and storage of renewable energies and in the efficiency of electric vehicles (EV – electric vehicles) could trigger the replacement of the hydrocarbons.

Because Eni’s business depends on the global demand for oil and natural gas, in case existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including incentives to preserve energy or use alternative energy sources, technological breakthrough in the field of renewable energies or mass-adoption of electric vehicles reduce the worldwide demand for oil and natural gas, this could significantly and negatively affect Eni’s results of operations, liquidity, business prospects and shareholders’ returns.

The other risks related to climate change include the physical risk caused by extreme weather phenomena such as hurricanes, floods, monsoons, droughts, rising seas levels, which could interfere with Eni’s operations with loss of output, loss of revenues and significant damages on property, as well as, there is the reputational risk linked to the possibility that oil companies may be perceived by institutions and the general public as the entities mainly responsible of the climate change.

Relating to the risks described, Eni has defined a decarbonisation pathway and pursues a clear and defined climatic strategy, integrated with its business model, based on the following levers:

- reduction of GHG direct emissions, through projects aimed at eliminating flaring gas, reducing fugitive methane emissions and achieving energy efficiency initiatives;

-“Low carbon” oil&gas portfolio characterized by conventional projects, developed for phases and with low CO2 intensity. The new upstream projects in execution, which represent about 65% of the development investments for the segment, in the four-year period 2018-2021, have a break-even lower than $30/bbl, therefore resilient even in the presence of low carbon scenarios;

-development of green business through a growing commitment in renewable energies and reconversion of a part of refineries and petrochemical sites to hubs for production of fuels and products from renewable sources;

-commitment in scientific and technological research activities (R&D).

The composition of the upstream portfolio and the Eni strategy are important mitigation factors for the "stranded assets" risk. In this context, as illustrated in the 2017 Annual Report on Form 20-F and in the 2017 Consolidated disclosure of non-financial information (NFI) included in the 2017 Integrated Annual Report, to which it is referred for further information, management performed a review of the recoverability of the book values of the Eni’s oil&gas CGUs under the assumptions of the IEA SDS. The sensitivity test confirmed the resiliency of Eni’s asset portfolio with a 4% reduction in the aggregate fair value of Eni’s properties.

Eni Interim Consolidated Report / Financial review and other information

Outlook

Exploration & Production

Hydrocarbon production: the Company is forecasting a 4% increase for the FY 2018 vs. 2017 at a Brent price scenario of 60 $/bbl, equalling to a production level of about 1.9 million boe/d. This growth is expected to be driven by: continuing production ramp-up at the fields started up in 2017, particularly in Egypt, Indonesia and Ghana, a larger contribution from the Kashagan, Goliat and Val d’Agri fields, new fields start-ups in Angola, Libya and Ghana, as well as the contribution of the new venture in UAE. These increases are expected to be partly offset principally by mature fields declines.

Gas & Power

Revised upwardly the guidance of the FY adjusted operating profit at €400 million, notwithstanding the business seasonality with the third quarter being the weaker in the year.

Gas sales: expected to decline in line with an expected reduction in long-term contractual commitments both to procure and to supply gas. An increase in nearly 9 million tons of LNG contracted volumes expected by 2018 year-end.

Refining & Marketing and Chemicals

A projected refining break-even margin of approximately 3 $/barrel by the end of 2018, leveraging on the restart of the EST unit, at the Sannazzaro refinery.

Refining throughputs on own accounts expected to be flat compared to 2017, due to better performance at the Sannazzaro and Livorno refineries because of unplanned shutdowns in 2017, offset by reductions at the Taranto and Milazzo plants. Green diesel productions are expected to grow at the Venice plant. A higher refineries utilization rate is projected.

Retail sales were substantially unchanged y-o-y in Italy and in European markets. The market share in Italy is expected to be stable at around 24%.

Versalis: spreads of the main commodities, which were negatively affected by rapidly-escalating oil based feedstock costs in the second quarter 2018, are expected to normalize. Sales volumes are expected to grow in all business lines driven by higher product availability and by fewer planned standstills and upsets.

Group

Cash neutrality: funding of capex for the FY and the dividend is confirmed at a Brent price of approximately 55 $/bbl in 2018.

2018 FY Capex expected to be €7.7 billion, in line with the guidance.

Eni Relazione intermedia sulla gestione / Other information

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries. Regarding the aforementioned provisions, the Company discloses that as of June 30, 2018, ten of Eni’s subsidiaries: Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd - fall within the scope of the new continuing listing standards. The Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Eni - CDP Shareholders’ agreement

Eni’s Board of Directors decided not to cancel the Shareholders' agreement between Eni and CDP on Saipem, which will automatically renew, starting from January 22, 2019, for a further three-year period.

Subsequent events

No significant subsequent business development are reported after closing.

Condensed consolidated interim financial statements

42	Financial statements
47	Notes to the condensed consolidated interim financial statements
95	Management’s certification
96	Report of Independent Auditors

42	Eni Interim Report
Financial Statements

Balance Sheet

(€ million)	Note	June 30, 2018	of which with related parties	December 31, 2017	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		7,431		7,363
Financial assets held for trading	(5)	6,485		6,012
Financial assets available for sale				207
Trade and other receivables	(6)	15,670	896	15,737	907
Inventories	(7)	4,719		4,621
Current tax assets		175		191
Other current tax assets		443		729
Other current assets	(8) (24)	3,100	82	1,573	30
		38,023		36,433
Non-current assets
Property, plant and equipment	(9)	59,669		63,158
Inventory - compulsory stock		1,342		1,283
Intangible assets	(10)	2,992		2,925
Equity-accounted investments	(12)	3,893		3,511
Other investments	(12)	962		219
Other financial assets	(13)	1,613	1,189	1,675	1,214
Deferred tax assets	(14)	4,057		4,078
Other non-current assets	(15) (24)	862	104	1,323	46
		75,390		78,172
Assets held for sale	(25)	4,931		323
TOTAL ASSETS		118,344		114,928
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(16)	2,236	154	2,242	164
Current portion of long-term debt	(20)	2,718		2,286
Trade and other payables	(17)	15,511	3,464	16,748	2,808
Income tax payable	(18)	651		472
Other tax payables		2,236		1,472
Other current liabilities	(19) (24)	3,693	86	1,515	60
		27,045		24,735
Non-current liabilities
Long-term debt	(20)	19,037		20,179
Provisions for contingencies	(21)	11,736		13,447
Provisions for employee benefits		1,064		1,022
Deferred tax liabilities	(22)	4,521		5,900
Other non-current liabilities	(23) (24)	1,472	23	1,479	23
		37,830		42,027
Liabilities directly associated with assets held for sale	(25)	2,998		87
TOTAL LIABILITIES		67,873		66,849
SHAREHOLDERS' EQUITY	(26)
Non-controlling interest		53		49
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		394		183
Other reserves		44,402		42,490
Treasury shares		(581)		(581)
Interim dividend				(1,441)
Net profit (loss)		2,198		3,374
Total Eni shareholders' equity		50,418		48,030
TOTAL SHAREHOLDERS' EQUITY		50,471		48,079
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		118,344		114,928

Eni Interim Report	43
Financial Statements

Profit and Loss Account

(€ million)	Note	Six months ended June 30, 2018	of which with related parties	Six months ended June 30, 2017	of which with related parties
REVENUES
Net sales from operations	(29)	36,071	626	33,690	990
Other income and revenues		838	3	626	4
		36,909		34,316
COSTS	(30)
Purchases, services and other		(26,448)	(4,210)	(25,882)	(5,049)
Net (impairment losses) reversals of trade and other receivables		(232)		(184)
Payroll and related costs		(1,551)	(12)	(1,562)	(11)
Other operating income (expense)		89	186	17	183
Depreciation and amortization		(3,606)		(3,777)
Net (impairment losses) reversals of tangible and intangible assets		(102)		(61)
Write-off of tangible and intangible assets		(21)		(193)
OPERATING PROFIT (LOSS)		5,038		2,674
FINANCE INCOME (EXPENSE)	(31)
Finance income		2,349	3	2,272	67
Finance expense		(2,714)	(1)	(3,230)	(19)
Net finance income (expense) from financial assets held for trading		17		(51)
Derivative financial instruments		(273)		524
		(621)		(485)
INCOME (EXPENSE) FROM INVESTMENTS	(32)
Share of profit (loss) from equity-accounted investments		401		85
Other gain (loss) from investments		73		62
		474		147
PROFIT (LOSS) BEFORE INCOME TAXES		4,891		2,336
Income taxes	(33)	(2,686)		(1,351)
PROFIT (LOSS) FOR THE PERIOD		2,205		985

Attributable to Eni		2,198		983
Attributable to non-controlling interest		7		2
		2,205		985
Earnings per share attributable to Eni (€ per share)	(34)
Basic		0.61		0.27
Diluted		0.61		0.27

44	Eni Interim Report
Financial Statements

Statement of Comprehensive Income

(€ million)	Note	Six months ended June 30, 2018	Six months ended June 30, 2017
Profit (loss) for the period		2,205	985
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Foreign currency translation differences		1,194	(3,512)
Change in the fair value of financial assets, other than financial investments, with effect to OCI	(26)		2
Change in the fair value of cash flow hedging derivatives	(26)	278	(325)
Share of other comprehensive income (loss) on equity-accounted entities	(26)	(20)	51
Tax effect	(26)	(67)	76
Total other items of comprehensive income (loss)		1,385	(3,708)
Total comprehensive income (loss)		3,590	(2,723)

Attributable to Eni		3,583	(2,725)
Attributable to non-controlling interest		7	2
		3,590	(2,723)

Eni Interim Report	45
Financial Statements

Statement of Changes in Shareholders’ Equity

		Eni shareholders’ equity

(€ million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available- for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit (loss) for the period	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2016		4,005	959	581	189	4	(112)	211	10,319	(581)	40,367	(1,441)	(1,464)	53,037	49	53,086
Profit for the first six months of 2017													983	983	2	985
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Foreign currency translation differences									(3,512)					(3,512)		(3,512)
Change of the fair value of other available-for-sale financial instruments net of tax effect						2								2		2
Change of the fair value of cash flow hedge derivatives net of tax effect					(249)									(249)		(249)
Share of “Other comprehensive income (loss)” on equity-accounted investments								51						51		51
					(249)	2		51	(3,512)					(3,708)		(3,708)
Comprehensive income (loss) for the period					(249)	2		51	(3,512)				983	(2,725)	2	(2,723)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2016 interim dividend of €0.40 per share)												1,441	(2,881)	(1,440)		(1,440)
Dividend distribution of other companies															(3)	(3)
Allocation of 2016 residual loss											(4,345)		4,345
											(4,345)	1,441	1,464	(1,440)	(3)	(1,443)
Other changes in shareholders’ equity
Other changes											9			9		9
											9			9		9
Balance at June 30, 2017		4,005	959	581	(60)	6	(112)	262	6,807	(581)	36,031		983	48,881	48	48,929
Profit for the second six months of 2017													2,391	2,391	1	2,392
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans net of tax effect							(4)							(4)		(4)
							(4)							(4)		(4)
Items that may be reclassified to profit or loss in later periods
Foreign currency translation differences							2		(2,063)					(2,061)		(2,061)
Change of the fair value of other available-for-sale financial instruments net of tax effect						(6)								(6)		(6)
Change of the fair value of cash flow hedge derivatives net of tax effect					243									243		243
Share of “Other comprehensive income (loss)” on equity-accounted investments								18						18		18
					243	(6)	2	18	(2,063)					(1,806)		(1,806)
Comprehensive income (loss) for the period					243	(6)	(2)	18	(2,063)				2,391	581	1	582
Transactions with shareholders
Interim dividend (€0.40 per share)												(1,441)		(1,441)		(1,441)
												(1,441)		(1,441)		(1,441)
Other changes in shareholders’ equity
Other changes									74		(65)			9		9
									74		(65)			9		9
Balance at December 31, 2017	(26)	4,005	959	581	183		(114)	280	4,818	(581)	35,966	(1,441)	3,374	48,030	49	48,079
Changes in accounting policies (IFRS 9 and 15)	(2)										245			245		245
Balance at January 1, 2018		4,005	959	581	183		(114)	280	4,818	(581)	36,211	(1,441)	3,374	48,275	49	48,324
Profit (loss) for the first six months of 2018													2,198	2,198	7	2,205
Other items of comprehensive income (loss)
Items that may be reclassified to profit or loss in later periods
Foreign currency translation differences									1,194					1,194		1,194
Change of the fair value of cash flow hedge derivatives net of tax effect	(26)				211									211		211
Share of “Other comprehensive income (loss)” on equity-accounted investments	(26)							(20)						(20)		(20)
					211			(20)	1,194					1,385		1,385
Comprehensive income (loss) for the period					211			(20)	1,194				2,198	3,583	7	3,590
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2017 interim dividend of €0.40 per share)												1,441	(2,881)	(1,440)		(1,440)
Dividend distribution of other companies															(3)	(3)
Allocation of 2017 residual profit											493		(493)
											493	1,441	(3,374)	(1,440)	(3)	(1,443)
Balance at June 30, 2018	(26)	4,005	959	581	394		(114)	260	6,012	(581)	36,704		2,198	50,418	53	50,471

46	Eni Interim Report
Financial Statements

Statement of Cash Flows

(€ million)	Note	Six months ended June 30, 2018		Six months ended June 30, 2017
Profit (loss) for the period			2,205		985
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation and amortization	(30)		3,606		3,777
Net impairment losses (reversals) of tangible and intangible assets	(30)		102		61
Write-off of tangible and intangible assets	(30)		21		193
Share of (profit) loss of equity-accounted investments	(32)		(401)		(85)
Net gain on disposal of assets			(418)		(336)
Dividend income	(32)		(79)		(69)
Interest income			(100)		(98)
Interest expense			276		339
Income taxes	(33)		2,686		1,351
Other changes			299		546
Changes in working capital:
- inventories		(181)		(356)
- trade receivables		(907)		1,032
- trade payables		(255)		(1,323)
- provisions for contingencies		(338)		133
- other assets and liabilities		1,005		264
Cash flow from changes in working capital			(676)		(250)
Net change in the provisions for employee benefits			36		30
Dividends received			100		102
Interest received			25		23
Interest paid			(328)		(311)
Income taxes paid, net of tax receivables received			(2,134)		(1,620)
Net cash provided by operating activities			5,220		4,638
- of which with related parties	(36)		(1,798)		(1,660)
Investing activities:
- tangible assets	(9)		(4,386)		(4,796)
- intangible assets	(10)		(116)		(127)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(27)		(15)
- investments	(12)		(116)		(50)
- securities			(319)		(74)
- financing receivables			(311)		(384)
- change in payables in relation to investing activities and capitalized depreciation			320		543
Cash flow from investing activities			(4,943)		(4,888)
Disposals:
- tangible assets			1,017		563
- intangible assets			5
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(27)		178
- investments			61		61
- securities			28		25
- financing receivables			482		331
- change in receivables in relation to disposals			434		(306)
Cash flow from disposals			2,205		674
Net cash used in investing activities			(2,738)		(4,214)
- of which with related parties	(36)		(1,136)		(1,660)
Proceeds from long-term debt	(20)		918		755
Repayments of long-term debt	(20)		(1,649)		(269)
Increase (decrease) in short-term debt	(16)		(243)		(164)
			(974)		322
Dividends paid to Eni's shareholders			(1,440)		(1,440)
Dividends paid to non-controlling interest			(3)		(3)
Net cash used in financing activities			(2,417)		(1,121)
- of which with related parties	(36)		(11)		(1)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)					7
Effect of exchange rate changes and other changes on cash and cash equivalents			12		(45)
Net cash flow of the period			77		(735)
Cash and cash equivalents - beginning of the period			7,363		5,674
Cash and cash equivalents - end of the period (a)			7,440		4,939

(a) Cash and cash equivalents as of June 30, 2018, include €9 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" in the balance sheet

Eni Interim Report	47
Notes to the Financial Statements

Notes to the Consolidated Financial Statements

  1    Basis of presentation

The Condensed Consolidated Interim Financial Statements as of June 30, 2018 (hereinafter “Interim Financial Statements”) have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards effective from January 1, 2018, described in the section “IFRSs not yet adopted” of the last Consolidated Annual Financial Statements. In particular, IFRS 15 "Revenue from Contracts with Customers", as well as the related document “Clarifications to IFRS 15 Revenue from Contracts with Customers”, (hereinafter IFRS 15) and IFRS 9 "Financial Instruments" (hereinafter IFRS 9) have been applied in the Interim Financial Statements.

IFRS 15 provides for the recognition and measurement criteria of revenue from contracts with customers; in particular, revenue are recognised by applying the following five steps: (i) identifying the contract with the customer1; (ii) identifying the performance obligations, that are promises in a contract to transfer goods and/or services to a customer; (iii) determining the transaction price; (iv) allocating the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each good or service promised in the contract; and (v) recognising revenue when (or as) a performance obligation is satisfied, that is when a promised good or service is transferred to a customer. A promised good or service is transferred when (or as) the customer obtains control of it. Control can be transferred over time or at a point in time.

The application of IFRS 15 resulted in: (i) the recognition, as intangible assets, of the incremental costs of obtaining a contract with customers, if the entity expects to recover those costs. The intangible asset related to these contract costs is amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates; and (ii) the recognition of revenue from crude oil and natural gas production from properties in which Eni has an interest with other producers on the basis of the actually sold quantities (sales method), instead of the entitled quantities of production (entitlement method).

Requirements in IFRS 9 for classification and measurement of financial assets provides for the following categories: (i) financial assets measured at amortised cost; (ii) financial assets measured at fair value through other comprehensive income (hereinafter also OCI); and (iii) financial assets measured at fair value through profit or loss.

The classification of a financial asset that is a debt instrument is based on both its contractual cash flow characteristics and the entity’s business model for managing the financial asset. In particular, financial assets whose contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows (the so called hold to collect business model); conversely, financial assets are measured at fair value through OCI (hereinafter also FVTOCI) if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets (the so called hold to collect and sell business model).

A financial asset represented by a debt instrument that is neither measured at amortised cost nor at FVTOCI, is measured at fair value through profit or loss (hereinafter FVTPL); financial assets held for trading fall into this category.

1 Under IFRS 15, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

48	Eni Interim Report
Notes to the Financial Statements

Investments in equity instruments, that are not held for trading, are measured at fair value through other comprehensive income without subsequent transfer of fair value changes to profit or loss on derecognition of these investments; conversely, dividends from these investments are recognised in the profit and loss account. In limited circumstances, an investment in equity instruments can be measured at cost if it is an appropriate estimate of fair value.

Derivatives embedded in financial assets are no longer accounted for separately; in such circumstances, the entire hybrid instrument is classified depending on the contractual cash flow characteristics of the financial instrument and the business model for managing it. Derivatives embedded in financial liabilities and/or non-financial assets are separated if: (i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (iii) the entire hybrid contract is not measured at FVTPL.

IFRS 9 requires the adoption of the expected credit loss model for impairment of financial assets, based on a forward-looking approach; in particular, with reference to trade and other receivables, the expected credit losses are generally measured by multiplying: (i) the exposure to the counterparty’s credit risk net of any collateral held and other credit enhancements (Exposure At Default, EAD); (ii) the probability that the default of the counterparty occurs (Probability of Default, PD); and (iii) the percentage estimate of the exposure that will not be recovered in case of default (Loss Given Default, LGD), considering the past experiences and the range of recovery tools that can be activated (e.g. extrajudicial and/or legal proceedings, etc.).

Probabilities of Default of counterparties are determined by adopting the internal credit ratings already used for credit worthiness; for government entities (e.g. National Oil Companies), the Probability of Default, represented essentially by the probability of a delayed payment, is determined by using, as input data, the country risk premium adopted to determine WACC for the impairment review of non-financial assets.

For retail customers, without internal credit ratings, the expected credit losses are measured by using a provision matrix, defined by grouping, where appropriate, receivables into adequate cluster to which apply credit loss rates defined on the basis of its historical credit loss experiences, adjusted, where appropriate, to take into account forward-looking information on credit risk of the counterparty or cluster of counterparties.

Moreover, with reference to the qualifying criteria for hedge accounting, IFRS 9 requires: (i) the existence of an economic relationship between the hedged item and the hedging instrument in order to offset the related value changes; (ii) the effects of counterparty credit risk do not dominate the economic relationship between the hedged item and the hedging instrument; and (iii) the definition of the relationship between the quantity of the hedged item and the quantity of the hedging instrument (the so called hedge ratio) consistently with the entity’s risk management objectives, under a defined risk management strategy; the hedge ratio is adjusted, where appropriate, after taking into account any adequate rebalancing. A hedging relationship is discontinued prospectively, in its entirety or a part of it, when it no longer meets the risk management objectives on the basis of which it qualified for hedge accounting, it ceases to meet the other qualifying criteria or after rebalancing it.

Furthermore the adoption of IFRS 9 resulted in updating the statements essentially with reference to the profit and loss account line items, by opening a new line item to present separately impairment losses/reversals of trade and other receivables (named “Net reversals (impairment losses) of trade and other receivables”2) and renaming the line item “Net impairments/reversals” as “Net reversals (impairment losses) of tangible and intangible assets”.

Consistently with the provisions of IAS 34, the Interim Financial Statements include selected explanatory notes.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

2 These items were previously recognised within the line item “Purchases, services and other”. Consequently, although it is not explicitly required by the transition requirements in IFRS 9, these items referred to the comparative period, determined in accordance with the superseded IAS 39, have been reclassified into the new line item.

Eni Interim Report	49
Notes to the Financial Statements

Investments in subsidiaries, joint arrangements and associates as of June 30, 2018 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2018”. This annex includes also the changes in the scope of consolidation.

On July 26, 2018, Eni’s Board of Directors approved the Consolidated Interim Financial Statements as of June 30, 2018. The external auditor EY SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euro and all values are rounded to the nearest million euros (€ million).

  2    Changes in accounting policies

IFRS 15 “Revenue from Contracts with Customers", as well as the document “Clarifications to IFRS 15 Revenue from Contracts with Customers”, which set out the requirements for recognising and measuring revenue arising from contracts with customers, have been adopted by the Commission Regulations no. 2016/1905 and 2017/1987 issued by the European Commission, respectively, in September 22, 2016 and October 31, 2017.

IFRS 15 have been applied starting from January 1, 2018, recognising, in accordance with the transition requirements of the standard, the cumulative effect of initially applying the standard as an adjustment to the opening balance of equity as of January 1, 2018, taking into account the contracts existing at that date, without restating the comparative periods. In particular, the adoption of IFRS 15 resulted in a decrease in equity of €49 million arising from:

(i)	a negative change of €103 million (€259 million before taxes) in the Exploration & Production segment, related to the accounting for amounts of production lifted by a partner within oil & gas operations different from its proportionate entitlement (the so called lifting imbalances), by recognising revenue on the basis of the quantities actually sold (the so called sales method) instead of the entitled quantities (the so called entitlement method); expenses are recognised on the basis of the quantities actually sold. Moreover the adoption of sales method resulted in the reclassification of underlifting assets (quantities lifted smaller than the entitled ones) and overlifting liabilities (quantities lifted higher than the entitled ones), represented as receivables and payables under the entitlement method, into the other assets and liabilities;

(ii)	a positive change of €60 million (€87 million before taxes), related to the capitalisation of the incremental costs of obtaining contracts with customers in the Gas & Power segment, net of their amortisation;

(iii)	a negative change of €6 million of equity-accounted investments.

IFRS 9, adopted by the Commission Regulation no. 2016/2067 issued by the European Commission on November 22, 2016, have been applied starting from January 1, 2018. As allowed by the transition requirements of the standard, considering also the complexity of the restatement at the beginning of the first comparative period without the use of hindsight, the impacts of the new classification and measurement requirements, including impairment, of financial assets, have been recognised as an adjustment to the opening balance of equity as of January 1, 2018, without restating the comparative periods; with reference to hedge accounting, the adoption of the new requirements did not have significant impacts.

In particular, the adoption of IFRS 9 resulted in an increase in equity of €294 million arising from the fair value measurement of investments in equity instruments previously measured at cost (€681 million), partially offset by the additional impairment losses (€356 million) of trade and other receivables (€427 million before taxes), recognised under the expected credit loss model and by the decrease of the carrying amount of equity-accounted investments (€31 million).

As indicated in the section “Basis of preparation”, with reference to measurement of investments in equity instruments, Eni elected to designate the investments in equity instruments, held as of January 1, 2018, as assets measured at FVTOCI.

50	Eni Interim Report
Notes to the Financial Statements

Moreover, with reference to the classification and measurement of financial assets, Eni reclassified the portfolio of financial assets previously classified as available for sale into the financial assets measured at FVTPL (€207 million), on the basis of the facts and circumstances that existed at January 1, 2018.

The breakdown of the abovementioned quantitative effects and reclassifications3, deriving from the initial application, as of January 1, 20184, of IFRS 9 and IFRS 15, is as follows:

(€ million)	January 1, 2018
Selected line items only	As reported December 31, 2017	Adoption of IFRS 9	Adoption of IFRS 15	Reclassifications	Total effect of the first application	As restated January 1, 2018
Current assets	36,433	(427)	(372)		(799)	35,634
- of which: Financial assets held for trading	6,012			207	207	6,219
- of which: Financial assets available for sale	207			(207)	(207)
- of which: Trade and other receivables	15,737	(427)	(372)	(466)	(1,265)	14,472
- of which: Other current assets	1,573			466	466	2,039

Non-current assets	78,172	721	247		968	79,140
- of which: Intangible assets	2,925		87		87	3,012
- of which: Equity-accounted investments	3,511	(31)	(6)		(37)	3,474
- of which: Other investments	219	681			681	900
- of which: Deferred tax assets	4,078	71	166		237	4,315

Current liabilities	24,735		(113)		(113)	24,622
- of which: Trade and other payables	16,748		(113)	(1,330)	(1,443)	15,305
- of which: Other current liabilities	1,515			1,330	1,330	2,845

Non-current liabilities	42,027		37		37	42,064
- of which: Deferred tax liabilities	5,900		37		37	5,937

Shareholders' equity	48,079	294	(49)		245	48,324

With reference to the first half of 2018, the application of the previous revenue recognition requirements does not have a significant impact on the profit and loss account and on the statement of cash flows. Conversely, the balance sheet would have been affected essentially as follows: (i) higher net assets related to lifting imbalances for €330 million5; (ii) lower intangible assets for €107 million due to the lack of possibility to recognise, as intangible assets, the incremental costs of obtaining contracts with customers; (iii) the increase of trade and other payables due to the reclassification of €537 million related to advances from customers.

3 Under IFRS 15, short-term advances from customers have been reclassified from the line item “Trade and other payables” into the line item “Other current liabilities” of the balance sheet in order to present them together with the other current contract liabilities (e.g. customer loyalty programs, deferred income, etc.), already recognised within such line item.

4 The IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” is also effective starting from January 1, 2018, but it did not have a material impact on the consolidated financial statements.

5 In accordance with the previous accounting policy (entitlement method), revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers were recognised on the basis of Eni’s net working interest in those properties. In the balance sheet, lifting imbalances were recognised respectively as payables and receivables and measured at current prices at the balance sheet date.

Eni Interim Report	51
Notes to the Financial Statements

For each kind of financial assets adjusted/reclassified after the initial application of IFRS 9, the table below provides for the following information: (i) the original measurement category determined in accordance with IAS 39; (ii) the new measurement category determined in accordance with IFRS 9; (iii) the carrying amounts determined in accordance with IAS 39, recognised as of December 31, 2017, and the carrying amounts determined in accordance with IFRS 9 as of January 1, 2018:

(€ million)	Classification under IAS 39	Classification under IFRS 9	Carrying amount under IAS 39	Adjustments	Reclassifications	Other changes(*)	Carrying amount under IFRS 9
Financial assets
Financial assets held for trading	Held for trading	FVTPL	6,012		207		6,219
Financial assets available for sale	Available-for-sale	FVTPL	207		(207)
Trade and other receivables	Financing receivables	Amortized cost	15,737	(427)		(838)	14,472
Other investments	Cost	FVTOCI	219	681			900
Total			22,175	254		(838)	21,591

(*) Other changes result from the effects related to a different classification under IFRS 15 of receivables for underlifting which have been reclassified as other assets in application of the sales method

  3    Significant accounting estimates or judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements, except for those related to the measurement criteria of expected credit losses of financial assets. In particular, estimates made by management based on complex and/or subjective judgements with reference to the determination of the Probability of Default and Loss Given Default of counterparties and to the application of the simplified approach for measuring the expected credit losses of retail customers.

  4    International Financial Reporting Standards not yet adopted

Besides the International Financial Reporting Standards not yet adopted, which are disclosed in the last Consolidated Annual Financial Statements, on March 29, 2018, the IASB issued the document “Amendments to References to the Conceptual Framework in IFRS Standards”, which includes, basically, technical and editorial changes to existing IFRS standards in order to update references in those standards to previous versions of the IFRS Framework with the new Conceptual Framework for Financial Reporting, issued by the IASB on the same date. The amendments to the standards shall be applied for annual periods beginning on or after January 1, 2020.

Eni is currently reviewing the International Financial Reporting Standards not yet adopted in order to determine the likely impact on the Group’s financial statements.

52	Eni Interim Report
Notes to the Financial Statements

Current assets

  5    Financial assets held for trading

(€ million)	June 30, 2018	December 31, 2017
Quoted bonds issued by sovereign states	1,075	1,022
Other	5,410	4,990
	6,485	6,012

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2017.

As of January 1, 2018, in application of IFRS 9, financial assets held by Eni Insurance DAC of €207 million, previously classified as available for sale, were classified as held for trading, based on the circumstances standing as at the date.

The fair value hierarchy is level 1 for €5,712 million and level 2 for €773 million. In the course of the first half 2018, there were no significant transfers between the different hierarchy levels of fair value.

  6    Trade and other receivables

(€ million)	June 30, 2018	December 31, 2017
Trade receivables	10,658	10,182
Financing receivables
- for operating purposes - short-term	56	84
- for operating purposes - current portion of long-term receivables	27	23
- for non-operating purposes	178	209
	261	316
Other receivables
- from disposals	279	597
- other	4,472	4,642
	4,751	5,239
	15,670	15,737

In the first half of 2018, Eni agreed to divest to factoring institutions certain trade receivables without recourse for €1,330 million, due beyond June 30, 2018 (€2,051 million at December 31, 2017, due in 2018). Those receivables related to the Gas & Power segment (€1,192 million) and the Refining & Marketing and Chemical segment (€138 million).

As of January 1, 2018, the effects of the application of IFRS 9 and 15 are the following:

(€ million)	Trade receivables	Financial receivables	Other receivables	Trade and other receivables
Amount as of December 31, 2017	10,182	316	5,239	15,737
Changes in accounting policies (IFRS 9)	(338)		(89)	(427)
Changes in accounting policies (IFRS 15)			(372)	(372)
Reclassification to other current assets (IFRS 15)			(466)	(466)
Amount as of January 1, 2018	9,844	316	4,312	14,472

Eni Interim Report	53
Notes to the Financial Statements

The reclassification to other current assets in application of IFRS 5 of €466 million related to underlifting imbalances related to the Exploration & Production segment.

Trade and other receivables are stated net of the valuation allowance for doubtful accounts of €3,321 million (€2,729 million at December 31, 2017).

(€ million)	Trade receivables	Financing receivables	Other receivables	Valuation allowance for doubtful accounts
Carrying amount at December 31, 2017	1,848	90	791	2,729
Changes in accounting principles - IFRS 9	338		89	427
Carrying amount at January 1, 2018	2,186	90	880	3,156
Additions	164		107	271
Deductions	(80)		(26)	(106)
Other changes	(6)	(25)	31
Carrying amount at June 30, 2018	2,264	65	992	3,321

The allowance for doubtful accounts amounted to €164 million and primarily related to: (i) the Gas & Power segment for €108 million, particularly the retail business. The mitigation measures regarding the counterparty risk executed by the Company, including a better selection in the customer acquisition process, allowed to reduce the incidence of the unpaid on retail sales to physiological levels; (ii) the Exploration & Production segment for €48 million as consequence of the application of the expected loss method to trade receivables arisen in connection with the supply of equity hydrocarbons to State-owned companies and other commercial partners.

Deductions amounting to €80 million related to the Gas & Power segment for €57 million and mainly related to the recognition of losses on doubtful accounts in the retail business.

Receivables from disposals amounting to €279 million decreased by €318 million compared to December 31, 2017 also due to the collection of the price installments for the sale of 10% and 30% interests in the Zohr asset in Egypt, respectively to BP and Rosneft for a total amount of €439 million. An additional installment relating to the transaction with BP, which will be collected in June 2019 (€115 million). The item also include €161 million related to the third and last installment of a receivable on the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunayGas based on the agreements defined between the international partners of the North Caspian Sea PSA and the Kazakh government, which enacted a new contractual framework for managing project operations. The repayment scheme of the receivable was triggered by achievement of the agreed target production level of the Kashagan field that was reached in 2016.

Other receivables of €4,472 million (€4,642 million at December 31, 2017) primarily related to receivables owed by Eni’s partners in unincorporated joint ventures that are currently executing exploration and production projects. The largest outstanding amount related to partners in Nigeria for €1,248 million (€1,507 million at December 31, 2017) and among these: (i) receivables of €681 million (€713 million at December 31, 2017) related to the contractual recovery of expenditures pertaining to the Nigerian national oil company NNPC in respect of certain projects operated by Eni. During the period, the Company recovered €97 million of the overdue amount leveraging on the implementation of the "Repayment Agreement" agreed with the counterparty, whereby Eni is to be reimbursed through the sale of the profit oil attributable to NNPC in certain rig-less petroleum initiatives with low mineral risk profile. Based on Eni’s Brent price scenario, the reimbursement will be accomplished over a time horizon of three to five years. These receivables are stated net of a discount factor; (ii) receivables for the contractual recovery of costs incurred at an operated oil project subject to arbitration in relation to the contractual recognition of these costs for €97 million (€153 million at December 31, 2017). The receivable is stated net of a provision for doubtful accounts which was re-measured in the reporting period on the basis of the updated estimate of the expected loss in connection with a likely recovery plan. Other receivables also included the receivable due from the equity-accounted entity Cardón IV by the Venezuelan State-owned oil company (PDVSA) for the supplies of gas volumes. This receivable was purchased by an Eni’s subsidiary from the joint venture. The evaluations of the credit recoverability and of the associated expected loss made in the Annual Report 2017 are confirmed in this Interim Report 2018.

Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value generally approximated the carrying amount.

Receivables with related parties are described in note 36 – Transactions with related parties.

54	Eni Interim Report
Notes to the Financial Statements

  7    Inventories

	June 30, 2018			December 31, 2017
(€ million)	Gross carrying amount	Loss provision	Net carrying amount	Gross carrying amount	Loss provision	Net carrying amount
Carrying amount at the beginning of the period	4,866	(245)	4,621	4,892	(255)	4,637
Changes	112		112	314		314
New or increased provisions		(7)	(7)		(81)	(81)
Deductions		18	18		18	18
Other changes	(23)	(2)	(25)	(340)	73	(267)
Carrying amount at the end of the period	4,955	(236)	4,719	4,866	(245)	4,621

Inventories included emission allowances of €54 million (€56 million at December 31, 2017), which are fair-valued based on market quotations. The fair value hierarchy is level 1.

Inventories of €95 million (€86 million at December 31, 2017) were pledged to guarantee the estimated imbalance in volumes input to/off-taken from the national gas network operated by Snam Rete Gas SpA.

  8    Other current assets

(€ million)	June 30, 2018	December 31, 2017
Fair value of derivative financial instruments	2,400	1,231
Other current assets	700	342
	3,100	1,573

The increase in other assets of €358 million included the reclassification as of January 1, 2018, from the item Trade and other receivables of the underlifting imbalances related to the Exploration & Production segment for €466 million following the adoption of the sales method in application of IFRS 15.

The fair value related to derivative financial instruments is disclosed in note 24 – Derivative financial instruments.

Transactions with related parties are described in note 36 – Transactions with related parties.

Eni Interim Report	55
Notes to the Financial Statements

Non-current assets

  9    Property, plant and equipment

(€ million)	Property, plant and equipment
Gross book amount at December 31, 2017	183,777
Provisions for depreciation and impairments at December 31, 2017	120,619
Net book amount at December 31, 2017	63,158
Additions	4,386
Depreciation	(3,423)
Net reversals (impairment losses)	(102)
Write-off	(21)
Disposals	(593)
Currency translation differences	1,519
Reclassification to assets held for sale	(4,743)
Other changes	(512)
Net book amount at June 30, 2018	59,669
Gross book amount at June 30, 2018	178,338
Provisions for depreciation and impairments at June 30, 2018	118,669

A breakdown of capital expenditures made in the first half of 2018 by segment is provided below:

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Capital expenditure
Exploration & Production	4,019	4,524
Gas & Power	30	25
Refining & Marketing and Chemical	321	243
Corporate and other activities	24	12
Elimination of intragroup profits	(8)	(8)
	4,386	4,796

Capital expenditures of €4,019 million made in the first half 2018 by the Exploration & Production segment included the consideration paid for the award of the interests in the Concession Agreements of Umm Shaif and Nasr (10%) and Lower Zakum (5%) in the offshore of Abu Dhabi (United Arab Emirates). The price paid was allocated to proved mineral interest (plant and machinery) for €373 million ($451 million) and to unproved mineral interest (assets in progress) for €350 million ($424 million).

The criteria adopted by Eni for determining net (impairments) reversals is reported in note 11 – Net reversal (impairment) of tangible and intangible assets.

Disposals of €593 million essentially related to the disposal of a 10% interest in the Zohr asset in Egypt with a gain of €408 million.

Foreign currency translation differences of €1,519 million primarily related to translations of entities accounts denominated in U.S. dollar (€1,392 million).

Financial assets held for sale are disclosed in note 25 — Assets held for sale and liabilities directly associated with assets held for sale.

Other changes of €512 million included the initial recognition and estimate re-measurement of the decommissioning provision in the Exploration & Production segment (€530 million) due to increased discount rates, especially for the U.S. dollar and Euro.

56	Eni Interim Report
Notes to the Financial Statements

Property, plant and equipment include costs related to exploration activities and appraisal and tangible assets in progress and advances of the Exploration & Production segment:

(€ million)	Exploratory wells in progress	Exploratory wells completed and being evaluated	Exploratory successful wells in progress	Exploration activity and appraisal	Unproved mineral interest	Wells and installments in progress	Abandonment cost	Other tangible assets in progress	Total
Book amount at December 31, 2017	108	1,263	489	1,860	2,390	6,553	37	8,980	10,840
Additions	122			122	350	3,115		3,465	3,587
Write-off	7	(39)		(32)			12	12	(20)
Reclassifications	(94)	93	(26)	(27)		(2,546)		(2,546)	(2,573)
Other changes and currency differences	3	29	14	46	84	(7)	(27)	50	96
Book amount at June 30, 2018	146	1,346	477	1,969	2,824	7,115	22	9,961	11,930

Reclassifications of €2,573 million related to development wells and plants for €2,546 million and exploratory successful wells for €27 million following the production start-up during the first half of 2018 of a project in Angola in the operated Block 15/06. Write-offs primarily related to an unsuccessful exploration well, offshore Morocco.

Unproved mineral interests include costs allocated to unproved reserves following business combinations or costs incurred to acquire individual properties. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	Algeria	USA	Egypt	United Arab Emirates	Total
Book amount at December 31, 2017	1,162	825	192	105	99	7		2,390
Additions							350	350
Other changes and currency differences	34	24	6	6	3		11	84
Book amount at June 30, 2018	1,196	849	198	111	102	7	361	2,824

  10    Intangible assets

(€ million)	Intangible assets with finite useful lives	Intangible assets with indefinite useful lives: Goodwill	Total
Gross book amount at December 31, 2017	6,748
Provisions for amortization and impairments at December 31, 2017	5,027
Net book amount at December 31, 2017	1,721	1,204	2,925
Changes in accounting principles - IFRS 15	87		87
Balance at January 1, 2018	1,808	1,204	3,012
Additions	116		116
Amortization	(184)		(184)
Currency translation differences	24	5	29
Other changes	19		19
Net book amount at June 30, 2018	1,783	1,209	2,992
Gross book amount at June 30, 2018	7,081
Provisions for amortization and impairments at June 30, 2018	5,298

Capital expenditures of €116 million (€127 million in the first half of 2017) included the capitalization of costs for customer acquisition in the Gas & Power segment for €52 million and a signature bonus of €39 million in the

Eni Interim Report	57
Notes to the Financial Statements

Exploration & Production segment (€87 million in the first half 2017) for the entry into a new exploration block in Mexico.

As of June 30, 2018, the carrying amount of intangible assets with finite useful life included proved mineral interests as follows:

(€ million)	June 30, 2018	December 31, 2017
Proved mineral interests	380	403
Unproved mineral interests	638	586
Other mineral interests	3	6
	1,021	995

As of June 30, 2018, the carrying amount of goodwill amounted to €1,209 million (€1,204 million at December 31, 2017) net of cumulative impairment charges amounting to €2,420 million (€2,414 million at December 31, 2017).

Management did not identify any impairment indicator in the first half of 2018.

  11    Net reversal (impairment) of tangible and intangible assets

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Impairments
Tangible assets	(103)	(83)
	(103)	(83)
less:
- revaluation of tangible assets	1	22
	(102)	(61)

The criteria adopted in the identification of the Group’s Cash Generating Units (CGU) and in the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the Annual Report 2017 (see note 19 – Impairment/reversal of tangible assets of the Annual Report 2017).

Management’s expectations about future trends in the oil trading environment at the reporting date of June 30, 2018 are unchanged compared to the assumptions used for the assessments of the recoverability of assets carrying amounts in the Annual Report 2017. In the first half of 2018, the recovery in oil prices strengthened, with the Brent crude oil benchmark achieving an average value of $70/barrel. Management has retained the internal view of a gradual rebalancing in the fundamentals of global demands and supplies of crude oil driven by macroeconomic growth and a possible supply shortfall in the medium term due to the curtailments to capital expenditures made by oil companies during a three-year downturn. Therefore, management has confirmed its long-term assumption for the benchmark Brent price of 72$/BBL in 2021 real terms, used in the Annual report 2017 to assess the recoverability of the carrying amounts of oil&gas assets.

The updated estimate of the weighted-average cost of capital to the Group (WACC) did not show any change from the value used in the Annual Report 2017. In the first half 2018, management hiked its expectations for the returns on risk-free assets and projected a reduction in the financial leverage, which effects were partially offset by a decrease in the beta of Eni.

At the balance sheet date, the market capitalization of Eni amounting to €57.3 billion exceeded by about 13.4% the book value of the consolidated net assets (€50.5 billion).

Considering the substantial lack of any impairment indicators in the commodity pricing environment, progress achieved so far in the capital projects designed to develop the Group’s reserves, management’s commitment to achieving the publicly stated target of production growth for the full year 2018, management concluded that there were no trigger events to perform any impairment review in the Exploration & Production segment, that will be therefore assessed at the end of the year, according to the company procedures.

58	Eni Interim Report
Notes to the Financial Statements

With regard to the mid-downstream segments, management decided to test the recoverability of the carrying amount of refineries and power plants due to a deteriorating margin environment. In both cases, no critical issues emerged.

Therefore, in the first half 2018, marginal impairment losses (€103 million) were mainly recorded in relation to investments of the period for compliance and stay-in-business related to some CGUs (refineries, the network of service stations along highways) fully impaired in prior years and for which profitability expectations have remained unchanged. Furthermore, a held-for-sale asset in the Exploration & Production segment was aligned to fair value in light of the sale negotiation ongoing, recording an impairment loss.

  12    Investments

Equity-accounted investments

(€ million)	Equity accounted investments
Net book amount at December 31, 2017	3,511
Changes in accounting principles - IFRS 9 and 15	(37)
Balance at January 1, 2018	3,474
Acquisitions and capital increases	67
Divestments and reimbursements	(44)
Share of profit (loss) of equity-accounted investments	401
Deduction for dividends	(35)
Currency translation differences	64
Other changes	(34)
Net book amount at June 30, 2018	3,893

Acquisitions and capital increases of €67 million primarily related to companies engaged in the execution of industrial projects in the interest of Eni, in particular, the capital contribution to Coral FLNG Ltd (€46 million) which is engaged in the development of a floating production and storage unit of LNG in natural gas-rich Area 4 offshore Mozambique.

The accounting under the equity method of €401 million included: (i) a gain of €467 million related to the venture Angola LNG Ltd, of which €423 million due to the reversal of impairment losses taken at the assets due to improved economics of the project; (ii) an impairment loss of €100 million recognized at the investment in Saipem (Eni’s interest 31%). Considering the impairment indicator of a current market capitalization lower than the book value of the investee, management assessed the recoverability of the book value confirming its evaluation.

As of June 30, 2018, the book value and the market value of the investments listed in stock markets was as follows:

Saipem SpA
Number of shares held	308,767,968
% of the investment	31.00
Share price (€)	3.944
Market value (€ million)	1,218
Book value (€ million)	1,283

As of June 30, 2018, the book value of Saipem exceeded by 5.3% the fair value represented by the corresponding portion of market capitalization.

Eni Interim Report	59
Notes to the Financial Statements

Other investments

(€ million)	Other investments
Net book amount at December 31, 2017	219
Changes in accounting principles - IFRS 9	681
Balance at January 1, 2018	900
Acquisitions and capital increases	49
Currency translation differences	21
Other changes	(8)
Net book amount at June 30, 2018	962

The fair value of the main non-controlling interests in unquoted undertakings, classified within level 3 of the fair value hierarchy, was estimated based on a methodology that combines expected additional earnings and sum-of-the-parts measurements (so-called residual income approach) and takes into account, inter alia, the following inputs: (i) expected results, as a gauge of the future profitability of the investees, derived from the business plans, but adjusted, where appropriate, to include the assumptions that market participants would incorporate; (ii) the cost of capital, adjusted to include the risk premium of the specific country in which each investee operates. Changes of 1% of the cost of capital considered in the valuation do not produce significant changes at the fair value evaluation.

Acquisitions and subscriptions of €49 million related for €41 million to the acquisitions of a 35.73% stake in Commonwealth Fusion System Llc (CFS), created as a spin-out of the Massachusetts Institute of Technology for the development of the technology of power generation from fusion.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2018 are presented in the annex "List of companies owned by Eni SpA as of June 30, 2018".

  13    Other financial assets

(€ million)	June 30, 2018	December 31, 2017
Receivables held for operating purposes	1,548	1,602
Securities held for operating purposes	65	73
	1,613	1,675

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of €779 million (€640 million at December 31, 2017).

(€ million)	Reserve of allowance for doubtful accounts
Amount at December 31, 2017	640
Additions	248
Currency translation differences	21
Other changes	(130)
Amount at June 30, 2018	779

The largest exposure amounting to €1,005 million (€955 million at December 31, 2017) was towards the joint venture Cardón IV SA (Eni’s interest 50%) in Venezuela, which is currently operating the Perla gas field. The increase of the period was primarily determined by exchange rate differences. The loan recoverability was assessed on the base of the cash flows that will be generated by the venture. There was no evidence of negative developments with respect to the recoverability test performed in the Annual report 2017, which factored in the assessment of the risk relating to the financial outlook of Venezuela by projecting a delay in the timing of collection of the revenues of the oil projects. These assumptions were confirmed in the first half of 2018.

60	Eni Interim Report
Notes to the Financial Statements

Provisions for doubtful accounts of financing receivables of €248 million included a write-down of €220 million related to a receivable towards a joint venture in Russia engaged in the execution of an exploration project in the Black Sea which outcome was negative.

The fair value of financing receivables held for operating purposes amounted to €1,551 million and was estimated on the basis of the present value of discounted expected future cash flows.

The fair value of securities amounted to €66 million and was derived from quoted market prices.

Receivables with related parties are described in note 36 - Transactions with related parties.

  14    Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for €4,337 million (€4,269 million at December 31, 2017).

(€ million)	Deferred tax assets	Provisions for impairments	Total
Amount at December 31, 2017	9,340	(5,262)	4,078
Changes in accounting principles - IFRS 9 and 15	237		237
Balance at January 1, 2018	9,577	(5,262)	4,315
Changes of the period	(510)	203	(307)
Currency translation differences	206	(37)	169
Other changes	(115)	(5)	(120)
Amount at June 30, 2018	9,158	(5,101)	4,057

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for €2,049 million (€2,070 million at December 31, 2017) were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes.

Deferred tax liabilities are described in note 22 – Deferred tax liabilities.

Income taxes are described in note 33 - Income tax expense.

  15    Other non-current assets

(€ million)	June 30, 2018	December 31, 2017
Tax receivables	523	507
Receivables related to divestments	10	118
Other receivables	33	44
Fair value of derivative financial instruments	89	80
Other asset	207	574
	862	1,323

Receivables from divestments amounting to €10 million (€118 million at December 31, 2017) were net of the accumulated provisions for impairments of €129 million.

The decrease in other assets of €367 million included the effect of the compensation relating to the definition of a price revision of a long-term selling contract (see note 21 - Provisions for contingencies).

The fair value related to derivative financial instruments is disclosed in note 24 – Derivative financial instruments.

Receivables towards related parties are described in note 36 – Transactions with related parties.

Eni Interim Report	61
Notes to the Financial Statements

Current liabilities

  16    Short-term debt

(€ million)	June 30, 2018	December 31, 2017
Commercial papers	1,461	1,664
Banks	466	201
Other financial institutions	309	377
	2,236	2,242

Commercial papers of €1,461 million (€1,664 million at December 31, 2017) were issued by the Group’s financial subsidiaries Eni Finance USA Inc for €1,131 million (€1,070 million at December 31, 2017) and Eni Finance International SA for €330 million (€594 million at December 31, 2017).

As of June 30, 2018, Eni had undrawn uncommitted borrowing facilities amounting to €11,182 million (€11,584 million at December 31, 2017). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2018, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

Payables due to related parties are described in note 36 - Transactions with related parties.

  17    Trade and other payables

(€ million)	June 30, 2018	December 31, 2017
Trade payables	10,518	10,890
Down payments and advances from customers		545
Down payments and advances from joint venture partners in exploration and production	221	252
Other payables
- related to capital expenditures	2,454	2,094
- others	2,318	2,967
	4,772	5,061
	15,511	16,748

As of January 1, 2018, the effects of the application of IFRS 15 are the following:

(€ million)	Trade payables	Down payments and advances from customers	Down payments and advances from joint venture partners in exploration and production	Other payables	Trade and other payables
Amount as of December 31, 2017	10,890	545	252	5,061	16,748
Changes in accounting policies (IFRS 15)				(113)	(113)
Reclassification to other current liabilities (IFRS 15)		(545)		(785)	(1,330)
Amount as of January 1, 2018	10,890		252	4,163	15,305

62	Eni Interim Report
Notes to the Financial Statements

The reclassification to other current liabilities of €1,330 million in application of IFRS 15 related to overlifting imbalances of the Exploration & Production segment for €785 million and down payments and advances from customers for €545 million.

Because of the short-term maturity and conditions of remuneration of trade and other payables, the fair value approximated the carrying amount.

Payables due to related parties are described in note 36 - Transactions with related parties.

  18    Income tax payable

(€ million)	June 30, 2018	December 31, 2017
Italian subsidiaries	189	174
Non-Italian subsidiaires	462	298
	651	472

Income tax expenses are described in note 33 – Income taxes.

  19   Other current liabilities

(€ million)	June 30, 2018	December 31, 2017
Fair value of other derivatives financial instruments	1,857	1,011
Liabilities from customer contracts	621
Other liabilities	1,215	504
	3,693	1,515

Liabilities from customer contracts of €621 million included the reclassification as of January 1, 2018, from the item Trade and other liabilities of down payments and advances from customers of €545 million in application of IFRS 15.

The increase in other current liabilities of €711 million included the reclassification as of January 1, 2018, from the item Trade and other receivables of the overlifting imbalances related to the Exploration & Production segment for €785 million following the adoption of the sales method in application of IFRS 15.

Liabilities from customer contracts of €621 million related to down payments and advances from customers for €604 million and included the current portion of advances received from Suez following a long-term agreement for supplying natural gas and electricity for €67 million.

The fair value related to derivative financial instruments is disclosed in note 24 – Derivative financial instruments.

Other current liabilities of €1,215 million (€504 million at December 31, 2017) included overlifting imbalances of the Exploration & Production segment for €787 million.

Transactions with related parties are described in note 36 – Transactions with related parties.

Eni Interim Report	63
Notes to the Financial Statements

Non-current liabilities

  20    Long-term debt and current portion of long-term debt

	June 30, 2018			December 31, 2017
(€ million)	Long-term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total
Banks	2,589	1,310	3,899	3,200	801	4,001
Ordinary bonds	16,027	1,366	17,393	16,520	1,445	17,965
Convertible bonds	388		388	387		387
Other financial institutions	33	42	75	72	40	112
	19,037	2,718	21,755	20,179	2,286	22,465

As of June 30, 2018, Eni complied with all the covenants provided for by certain long-term borrowing facilities issued by third financing institutions. These covenants provide for by the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating.

Ordinary bonds of €17,393 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of €16,361 million and other bonds for a total of €1,032 million.

The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2018:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	47	1,547	EUR		2019		4.125
Eni SpA	1,200	39	1,239	EUR		2025		3.750
Eni SpA	1,000	24	1,024	EUR		2023		3.250
Eni SpA	1,000	16	1,016	EUR		2020		4.250
Eni SpA	1,000	9	1,009	EUR		2029		3.625
Eni SpA	1,000		1,000	EUR		2026		1.500
Eni SpA	1,000	(1)	999	EUR		2020		4.000
Eni SpA	900	(3)	897	EUR		2024		0.625
Eni SpA	800	12	812	EUR		2021		2.625
Eni SpA	800	(9)	791	EUR		2028		1.625
Eni SpA	750	1	751	EUR		2024		1.750
Eni SpA	750		750	EUR		2019		3.750
Eni SpA	750	(1)	749	EUR		2027		1.500
Eni SpA	700	(2)	698	EUR		2022		0.750
Eni SpA	650	(1)	649	EUR		2025		1.000
Eni SpA	600	(2)	598	EUR		2028		1.125
Eni Finance International SA	508	12	520	GBP	2018	2021	4.750	6.125
Eni Finance International SA	295	2	297	EUR	2028	2043	3.875	5.441
Eni Finance International SA	163		163	YEN	2019	2037	1.955	2.810
Eni Finance International SA	858	(6)	852	USD	2026	2028		variable
	16,224	137	16,361
Other bonds
Eni SpA	386	3	389	USD		2020		4.150
Eni SpA	301		301	USD		2040		5.700
Eni USA Inc	343	(1)	342	USD		2027		7.300
	1,030	2	1,032
	17,254	139	17,393

64	Eni Interim Report
Notes to the Financial Statements

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €16.2 billion were drawn as of June 30, 2018.

Ordinary bonds maturing within 18 months amounted to €2,726 million and were issued by Eni SpA for €2,297 million and by Eni Finance International SA for €429 million. In the course of the first half of 2018, Eni Finance International SA issued new ordinary bonds for €426 million.

The following table provides a breakdown of convertible bonds issued by Eni SpA as of June 30, 2018:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %

Issuing entity
Eni SpA	400	(12)	388	EUR	2022	0.000
	400	(12)	388

The non-dilutive equity-linked bond issued provides for by a redemption value linked to the market price of Eni’s shares. The bondholders have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled. Accordingly, to hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss.

As of June 30, 2018, Eni did not identify any default on covenants or other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt, amounted to €22,647 million (€23,764 million at December 31, 2017). A break-down is provided below:

(€ million)	June 30, 2018	December 31, 2017
Ordinary bonds	18,291	19,219
Convertible bonds	400	410
Banks	3,881	4,021
Other financial institutions	75	114
	22,647	23,764

The fair value of bonds was estimated on the basis of the present value of discounted future cash flows.

Eni Interim Report	65
Notes to the Financial Statements

Analysis of net borrowings

The analysis of net borrowings was as follows:

	June 30, 2018			December 31, 2017
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash and cash equivalents	7,431		7,431	7,363		7,363
B. Held-for-trading financial assets	6,485		6,485	6,012		6,012
C. Available-for-sale financial assets				207		207
D. Liquidity (A+B+C)	13,916		13,916	13,582		13,582
E. Financing receivables	178		178	209		209
F. Short-term debt towards banks	466		466	201		201
G. Long-term debt towards banks	1,310	2,589	3,899	801	3,200	4,001
H. Bonds	1,366	16,415	17,781	1,445	16,907	18,352
I. Short-term debt towards related parties	154		154	164		164
L. Other short-term liabilities	1,616		1,616	1,877		1,877
M. Other long-term liabilities	42	33	75	40	72	112
N. Total borrowings (F+G+H+I+L+M)	4,954	19,037	23,991	4,528	20,179	24,707
O. Net borrowings (N-D-E)	(9,140)	19,037	9,897	(9,263)	20,179	10,916

Changes in gross borrowings were as following:

(€ million)	Long-term debt and current portion of long-term debt	Short-term debt	Total
Carrying amount at December 31, 2017	22,465	2,242	24,707
Cash flows	(731)	(243)	(974)
Currency translation differences	51	30	81
Other non-monetary changes	(30)	207	177
Carrying amount at June 30, 2018	21,755	2,236	23,991

  21    Provisions for contingencies

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2017	13,447
New or increased provisions	427
Initial recognition and changes in estimates, site restoration and social projects	(530)
Accretion discount	128
Reversal of utilized provisions	(594)
Reversal of unutilized provisions	(315)
Currency translation differences	169
Reclassification to liabilities directly associated with assets held for sale	(1,036)
Other changes	40
Carrying amount at June 30, 2018	11,736

Provisions recognized in the first half of 2018 of €427 million related to environmental costs, contractual disputes and insurance claims.

Initial recognition and re-measurement of the decommissioning provision of the Exploration & Production segment decreased by €530 million due to higher interest rates, particularly for the U.S. dollar and the euro.

66	Eni Interim Report
Notes to the Financial Statements

Utilizations related to the progress in environmental remediation projects, compensations for insurance claims and the definition of a price revision relating to a gas long-term selling contract offset by a reduction of the receivable towards the supplier recognized in other non-current assets.

Liabilities directly associated with assets held for sale are disclosed in note 25 – Assets held for sale and liabilities directly associated with assets held for sale.

  22   Deferred tax liabilities

(€ million)	Deferred tax liabilities
Amount at December 31, 2017	5,900
Changes in accounting principles - IFRS 15	37
Balance at January 1, 2018	5,937
Net decreases	(87)
Currency translation differences	294
Reclassification to liabilities directly associated to assets held for sale	(1,575)
Other changes	(48)
Amount at June 30, 2018	4,521

Deferred tax liabilities were recognized net of the amounts of deferred tax assets that can be offset for €4,337 million (€4,269 million at December 31, 2017).

Liabilities directly associated with assets held for sale are disclosed in note 25 – Assets held for sale and liabilities directly associated with assets held for sale.

Deferred tax assets and liabilities consisted of the following:

(€ million)	June 30, 2018	December 31, 2017
Deferred tax liabilities	8,858	10,169
Deferred tax assets available for offset	(4,337)	(4,269)
	4,521	5,900
Deferred tax assets not available for offset	(4,057)	(4,078)
Net deferred tax liabilities	464	1,822

  23   Other non-current liabilities

(€ million)	June 30, 2018	December 31, 2017
Fair value of derivatives financial instruments	48	91
Current income tax liabilities	55	36
Other payables towards tax authorities	46	9
Other payables	47	45
Other liabilities	1,276	1,298
	1,472	1,479

The fair value of derivative financial instruments is disclosed in note 24 – Derivative financial instruments.

Other liabilities of €1,276 million (€1,298 million at December 31, 2017) included advances received from Suez following a long-term agreement for supplying natural gas and electricity of €551 million (€584 million at December 31, 2017).

Liabilities with related parties are described in note 36 – Transactions with related parties.

Eni Interim Report	67
Notes to the Financial Statements

  24   Derivative financial instruments

	June 30, 2018			December 31, 2017
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	62	87	2	170	86	2
- Interest currency swap	25	63	2	41	45	2
- Outright	4	5	2	3	5	2
	91	155		214	136
Derivatives on interest rate
- Interest currency swap	26	6	2	9	5	2
	26	6		9	5
Derivatives on commodities
- Future	1,498	1,513	1	796	771	1
- Over the counter	117	111	2	81	97	2
- Other				1	2	2
	1,615	1,624		878	870
	1,732	1,785		1,101	1,011
Trading derivatives
Derivatives on commodities
- Over the counter	1,573	1,556	2	683	829	2
- Future	573	370	1	395	390	1
- Options	165	156	2	133	114	2
	2,311	2,082		1,211	1,333
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	408		2	227	21	2
- Future				35		1
	408			262	21
Option embedded in convertible bonds	31	31	2	16	16	2
Gross amount	4,482	3,898		2,590	2,381
Offsetting	(1,993)	(1,993)		(1,279)	(1,279)
Net amount	2,489	1,905		1,311	1,102
Of which:
- current	2,400	1,857		1,231	1,011
- non-current	89	48		80	91

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

In the course of the first half of 2018, there were no transfers between the different hierarchy levels of fair value.

  25   Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2018, assets held for sale and the related directly associated liabilities of €4,931 million and €2,998 million, respectively, related to: (i) Eni Norge AS, a company operating in the development of hydrocarbon reserves in the offshore of Norway, following a merger plan agreed with the Norwegian upstream company Point Resources AS, whose completion will result in the loss of Eni's control over the subsidiary in exchange of a joint control over the entity that will result from the merger of the two companies. The transaction, which is expected to be completed by the year end, will merge Point Resources into Eni Norge AS through a share capital increase by Eni Norge AS to the shareholders of Point Resources. The new company, named Vår Energi AS, will be jointly controlled by Eni (69.6%) and by the Norwegian shareholders (30.4%). The reclassification of Eni Norge AS as a disposal group held for sale concerned,

68	Eni Interim Report
Notes to the Financial Statements

respectively, assets for €4,823 million (of which current assets €170 million) and liabilities for €2,935 million (of which current liabilities €363 million); (ii) the sale of a 100% stake of the consolidated company Eni Trinidad and Tobago Ltd which owns a share in a gas project in Trinidad and Tobago for which a preliminary sale agreement is in place. The carrying amount of assets held for sale and directly associated liabilities amounted to €61 million (of which current assets for €6 million) and €57 million, respectively; (iii) a binding agreement signed by Eni and the operator INA-Industrija Nafte dd to divest the 100% of Eni Croatia BV, a consolidated subsidiary which owns shares of gas projects in Croatia. The sale remains subject to approval by the competent Authorities. The carrying amount of assets held for sale and directly associated liabilities amounted to €37 million (of which current assets for €2 million) and €6 million (of which current liabilities for €2 million), respectively; (iv) the sale of tangible assets and minor investments for a total carrying amount of €10 million.

In the course of the first half of 2018, Eni finalized the sale of: (i) the 98.99% (entire stake owned) of Tigáz Zrt and Tigáz DSO (100% Tigáz Zrt) to the group MET Holding AG, including Eni’s gas distribution operations in Hungary; (ii) the business relating to a 26.25% stake of Lasmo Sanga Sanga Ltd (entire stake owned) of the PSA in the Sanga Sanga gas and condensates field and; (iii) the sale of a 50% (entire stake owned) interest in the joint venture Unimar Llc.

  26   Shareholders’ equity

Eni shareholders’ equity

(€ million)	June 30, 2018	December 31, 2017
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	581	581
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	394	183
Reserve related to the defined benefit plans net of tax effect	(114)	(114)
Other reserves	260	280
Cumulative currency translation differences	6,012	4,818
Treasury shares	(581)	(581)
Retained earnings	36,704	35,966
Interim dividend		(1,441)
Net profit (loss)	2,198	3,374
	50,418	48,030

On 10 May 2018, Eni’s Shareholders’ Meeting declared to distribute a dividend of €0.40 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2017 dividend of €0.80 per share, of which €0.40 per share paid as interim dividend. The balance was paid on 23 May 2018, to shareholders on the register on 21 May 2018, record date on 22 May 2018.

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Notes to the Financial Statements

  27   Other information

Supplemental cash flow information

(€ million)	Six months ended June 30, 2018
Effect of investment of companies included in consolidation and businesses
Current assets	2
Non-current assets	24
Net borrowings	(1)
Current and non-current liabilities	(1)
Net effect of investments	24
Bargain purchase	(8)
Purchase price	16
less:
Cash and cash equivalents	(1)
Cash flow on investments	15

Effect of disposal of consolidated subsidiaries and businesses
Current assets	52
Non-current assets	198
Net borrowings	18
Current and non-current liabilities	(71)
Net effect of disposals	197
Loss on disposal	(6)
Selling price	191
less:
Cash and cash equivalents	(13)
Cash flow on disposals	178

Acquisitions of the first half of 2018 concerned the purchase of Mestni Plinovodi distribucija plina doo, a company operating in gas distributing and marketing activities in Slovenia. The gain from bargain purchase, recognized in the item Other income and revenues, is due to the expected synergies arising from a better ability to recover the capital expenditures made by the acquired company as consequence of the combination of the customer portfolios.

Disposals of the first half of 2018 concerned the sale of: (i) the 98.99% (entire stake owned) of Tigáz Zrt and Tigáz DSO (100% Tigáz Zrt) to the group MET Holding AG, including Eni’s gas distribution operations in Hungary, for €145 million net of cash disposed of €13 million; (ii) the business relating to a 26.25% stake of Lasmo Sanga Sanga Ltd (entire stake owned) of the PSA in the Sanga Sanga gas and condensates field for €33 million.

  28   Guarantees, commitments and risks

Guarantees

Compared to the Annual Report 2017, the main changes in the amount of guarantees, commitments and risks as of June 30, 2018 comprised: (i) two parent company guarantees issued by the Exploration & Production segment as part of the transaction whereby Abu Dhabi’s state oil company ADNOC awarded Eni long-term participating interests in the two offshore concessions of Lower Zakum and Umm Shaif & Nasr in production with working interest of 5% and 10% respectively, lasting forty years. Eni issued parent company guarantees for up to €4,291 million ($5,000 million) and €8,582 million ($10,000) million, respectively, in favour of the seller in connection with the contractual obligations deriving from the petroleum activities to be executed in the two Concession Agreements. The contractual obligations of the buyer include the achievement of certain production targets and reserves recovery factors in the medium-

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Notes to the Financial Statements

long term, activities intended to preserve asset integrity and to optimize and maintain production levels following plateau attainment, transfer of technologies and know-how and adoption of best-in-class operating standards in connection with HSE matters; (ii) the termination of the contractual commitments relating to a consolidated subsidiary for the acquisition of long-term regasification services (until 2031) amounting at the opening balance to €948 million (undiscounted), following an arbitration award that established the termination of the contract and of the annual fees due by Eni and the recognition to the counterparty of equitable compensation of €300 million, recognized as an expense in the income statement for the first half 2018.

Risk factors

Financial risks

Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks (“Guidelines on financial risks management and control”). The “Guidelines” define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s structures of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not be considered as risk reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation

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Notes to the Financial Statements

and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing present targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace.

According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement. Such reserve is managed by Eni’s finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

The four different market risks, whose management and control have been summarized above, are described below.

Market risk — Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries, which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department, which pools Group companies’ positions, hedging the Group net exposure by using certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value based on market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss, as they do not meet the formal criteria to be recognized as hedges. The VaR techniques are based on variance/covariance simulation models and are used to monitor

72	Eni Interim Report
Notes to the Financial Statements

the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk — Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. The Group’s central finance department pools borrowing requirements of the Group companies in order to manage net positions and fund portfolio developments consistent with management plans, thereby maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to manage effectively the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account, as they do not meet the formal criteria to be accounted for under the hedge accounting method. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Market risk — Commodity

Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil&gas prices generally, has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil&gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset-backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted based on risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, revision strategy limits and stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favorable result in the market, in accordance with specific limits of authorized risk (VaR, stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets. Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions. Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable economic results. In order to manage commodity price risk, through the trading unit of Eni Trading & Shipping which manages business lines’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues, Eni uses derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, gas, refined products, electricity or emission certificates. Such derivatives are evaluated at fair value based on market

Eni Interim Report	73
Notes to the Financial Statements

prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk — Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would affect the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. The setting up and maintenance of the liquidity reserve is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) ensure a full coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months, even in case of restrictions to credit. Strategic liquidity management is regulated in terms of VaR (measured based on a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 (Portfolio Eur) and 2017 (Portfolio USD). In the years 2014 and 2015, the portfolio Eur maintained an average credit rating of A/A-; in the years 2016-2017 an average credit rating of A-/BBB+ (decrease of one notch); in the first half of 2018, an average credit rating of A-/BBB+. In the first half of 2018, the portfolio USD maintained an average credit rating of A+/A in line with the year 2017, with a notch higher than the Eni’s rating (A3 Moody’s).

The following tables show the amounts in terms of VaR, recorded in first half 2018 (compared with the year 2017) relating to interest rate and exchange rate risks in the first section and commodity risk in the second (aggregated by type of exposure).

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First half 2018				2017
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	3.65	1.80	2.73	3.06	3.76	1.72	2.38	2.58
Exchange rate (a)	0.57	0.09	0.25	0.51	0.57	0.08	0.22	0.26

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

	First half 2018				2017
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Commercial exposures - Management Portfolio (a)	20.53	10.84	14.28	12.37	21.14	5.15	12.24	5.15
Trading (b)	2.28	0.39	0.87	0.81	2.29	0.21	0.79	0.66

(a) Refers to the Gas & LNG Marketing and Power business line (risk exposure from Refining & Marketing and Gas & Power), Eni Trading & Shipping commercial portfolio, branches outside Italy pertaining to the operating business lines and, starting from October 2016, Eni Gas e Luce business line. For the business lines pertaining to Gas & Power, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, in the year the VaR pertaining to GLP and EGL presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2018				2017
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity (a)	0.35	0.25	0.29	0.33	0.41	0.27	0.35	0.27

(a) Management of strategic liquidity portfolio Eur starting from July 2013.

74	Eni Interim Report
Notes to the Financial Statements

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First half 2018				2017
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity (a)	0.04	0.02	0.03	0.02	0.04	0.02	0.03	0.03

(a) Management of strategic liquidity portfolio USD starting from August 2017.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. In addition, credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern.

The Group risk management is mainly aimed to maintain a suitable amount of financial resources available to cope with exogenous shocks (drastic changes of the scenario, restrictions in access to capital markets) or to ensure a suitable level of operational flexibility in the group's development plans. For this purpose, Eni holds a significant amount of liquidity reserve consisting of short-term marketable financial instruments with high liquidity, favouring investments with very low risk profile.

At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €16.2 billion were drawn as of June 30, 2018.

The Group has credit ratings of BBB+ outlook positive and A-2, respectively for long and short-term debt, assigned by Standard & Poor’s and A3 outlook rating under review and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

Eni Interim Report	75
Notes to the Financial Statements

In the course of the first half 2018, Eni issued bonds amounting to €426 million related to the Euro Medium Term Notes Program.

As of June 30, 2018, Eni maintained short-term unused borrowing facilities of €11,183 million. Long-term committed borrowing facilities amounted to €5,759 million, of which €800 million were due within 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Finance debt repayments including expected payments for interest charges and derivatives.

The table below summarizes the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2018	2019	2020	2021	2022	2023 and thereafter	Total
Non-current financial liabilities	2,487	4,026	1,206	2,045	639	11,212	21,615
Current financial liabilities	2,236						2,236
Fair value of derivative instruments	1,857	12	5	31			1,905
	6,580	4,038	1,211	2,076	639	11,212	25,756
Interest on financial debt	642	498	338	320	290	1,370	3,458
Financial guarantees	563						563

Trade and other payables

The table below summarizes the Group trade and other payables by maturity.

	Maturity year
(€ million)	2018	2019 and thereafter	Total
Trade payables	10,518		10,518
Other payables and advances	4,993	47	5,040
	15,511	47	15,558

Expected payments by period under contractual obligations

In addition to the trade and financial liabilities represented in the balance sheet, the Company is subject to non-cancellable contractual obligations or for which the cancellation requires the payment of a penalty. The fulfillment of these obligations/will result in payments in future periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

Company’s main obligations pertain to: (i) take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors; (ii) contractual obligations relate to operating leases for FPSO units of the E&P segment, in particular the FPSOs operating in the Offshore projects at Cape Three Points in Ghana and at the 15/06 block in Angola, with a duration of between 11 and 18 years.

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Notes to the Financial Statements

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(€ million)	2018	2019	2020	2021	2022	2023 and thereafter	Total
Operating lease obligations (a)	519	578	505	402	338	1,928	4,270
Decommissioning liabilities (b)	195	417	405	403	222	13,301	14,943
Environmental liabilities	200	352	321	263	206	1,345	2,687
Purchase obligations (c)	6,780	10,898	8,436	8,237	7,929	61,634	103,914
- Gas
. take-or-pay contracts	5,407	9,343	7,565	7,592	7,497	60,203	97,607
. ship-or-pay contracts	598	854	544	477	358	1,214	4,045
- Other take-or-pay or ship-or-pay obligations	57	102	90	76	61	166	552
- Other purchase obligations (d)	718	599	237	92	13	51	1,710
Other obligations	10	8	1	1	1	104	125
- Memorandum of intent relating Val d’Agri	10	8	1	1	1	104	125
	7,704	12,253	9,668	9,306	8,696	78,312	125,939

(a) Operating leases primarily regarded assets for drilling and production activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases can include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.

(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(c) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

(d) Future expected payments under contractual obligations of companies classified as held for sale for €2,650 million related in particularly to Eni Norge AS for €2,585 million.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2018
Financial assets
Trade and other receivables	16,172	502	15,670
Other non-current assets	5,093	1,993	3,100
Financial liabilities
Trade and other liabilities	15,992	502	15,490
Other non-current liabilities	5,686	1,993	3,693
December 31, 2017
Financial assets
Trade and other receivables	16,952	1,215	15,737
Other current assets	2,852	1,279	1,573
Financial liabilities
Trade and other liabilities	17,963	1,215	16,748
Other current liabilities	2,794	1,279	1,515

The offsetting of financial assets and liabilities related to: (i) for €1,993 million (€1,279 million at December 31, 2017) current assets and liabilities for financial derivatives pertaining to Eni Trading & Shipping SpA for €1,670 million (€1,144 million at December 31, 2017) and Eni Trading & Shipping Inc for €323 million (€135 million at December 31, 2017); (ii) for €502 million (€1,215 million at December 31, 2017) the compensation of receivables and payables pertaining to the Exploration & Production segment towards state entities for €496 million (€1,041 million at December 31, 2017) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €6 million (€174 million at December 31, 2017).

Eni Interim Report	77
Notes to the Financial Statements

Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions and that, in some cases, it is not possible to have a reliable estimate of the liability, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s Consolidated Financial Statements. In addition to the amounts represented in note 21 - Provisions for risks and charges, the following paragraphs summarize the most significant proceedings started in the first half of 2018 and the proceedings that had further developments compared to the Annual Report 2017. For a description of the other proceedings in which Eni is involved and the related provisions accrued, see the relevant paragraph of the Annual Report 2017.

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA – Waste management of the landfill Camastra. During the first half of 2018, the Eni subsidiaries Raffineria di Gela SpA and Eni Mediterranea Idrocarburi SpA were notified by the Public Prosecutor of Palermo (Sicily) of a notice of conclusion of preliminary investigations relating allegations of unlawful disposal of industrial waste deriving from the reclaiming activities of soil, which were discharged at a landfill owned by a third party in 2014. The Prosecutor charged the alleged crime against the then chief executive officers of the two subsidiaries, whereas the legal entities have been charged with the liability established by Law Decree 231/2001 that considers companies liable for the crimes committed by their employees acting on their behalf. The alleged wrongdoing related to the willful falsification of the waste certification for purpose of discharging at the landfill.

(ii) Syndial SpA - Environmental disaster at Ferrandina. During the first half of 2018, an Italian Public Prosecutor commenced a criminal proceeding against a manager of the Eni subsidiary Syndial based on allegations of unlawful handling of waste and environmental disaster as part of the reclaiming activities performed at an industrial site (Ferrandina/Pisticci in the southern of Italy). The charge related to an alleged spillover of effluent in the subsoil and then in a nearby river due to a damaged pipe dedicated to the transportation of effluent to a disposal plant owned by a third party. Following an interrogatory of the alleged guilty party, the prosecutor resolved to request the indictment of the manager. The proceeding is awaiting the scheduling of the preliminary hearing where a judge is expected to decide on the request of the public prosecutor.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i) Claim for preventive technical inquiry — Court of Gela. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified of a claim issued by parents of children born malformed in the Municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aimed at verifying the relation of causality between the malformation pathologies suffered by the children of the plaintiffs and the environmental pollution caused by the Gela site (pollution that would be derived from activities conducted at the industrial plant by Raffineria di Gela SpA and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. In any case, the same issue was the subject of previous criminal proceedings, of which one closed without ascertainment of any illicit behavior on the part of Eni or its subsidiaries, while a further criminal proceeding is still pending. The consultants appointed by the Court and those designated by the plaintiffs performed a technical appraisal on the matter, reaching very different outcomes. Thus, parties failed to reach a settlement of the matter. On December 2015, the three companies involved were sued in relation to a total of 30 cases of compensation for damages in civil proceedings. The proceedings are still pending at the preliminary stage. In May 2018 the Court issued a preliminary ruling regarding one claim. The Judge rejected the claim for compensation, recognizing the soundness of the defendants’ arguments about lack of proof on the existence of a cause-effect relationship between the pathologies and the alleged pollution originating from the hub industrial activities.

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Notes to the Financial Statements

2. Proceedings concerning criminal/administrative corporate responsibility

(i) Algeria. Legal proceedings are pending in Italy and outside Italy in connection with an allegation of corruption relating to the award of certain contracts to Eni’s former subsidiary Saipem in Algeria. In February 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). The crime of international corruption is among the offenses contemplated by the Italian Legislative Decree No. 231/2001 which provides for corporate liability for crimes committed by employees and prescribes punishments including fines and the disgorgement of profit. Eni also voluntarily provided to the Public Prosecutor documentation relating to the MLE project (in which Eni’s Exploration & Production Division participates), with respect to which investigations in Algeria are ongoing. In November 2012, the Public Prosecutor served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance with Legislative Decree No. 231/2001. Furthermore, the Public Prosecutor requested the production of certain documents relating to certain activities in Algeria. Afterwards Saipem was served a notice of seizure, then a request for documentation and finally a search warrant was issued, in order to obtain further documentation, in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. Several former Saipem employees were also involved in the proceeding, including the former CEO of Saipem, who resigned from the office in December of 2012, and the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem, the employment of whom was terminated at the beginning of 2013. In February 2013, on mandate from the Public Prosecutor of Milan, the Italian Finance Police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Legislative Decree No. 231/2001 with respect to Eni, Eni’s former CEO, Eni’s former CFO and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO, including during the period in which alleged corruption took place and before being appointed as CFO of Eni on August 1, 2008. Following receipt of this notice, Eni conducted an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a team dedicated to the Algerian matters. During 2013, the external consultants reached the following results: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; and (ii) the internal review made on the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is a Eni Group company has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). Furthermore, in 2014, with the assistance of external consultants, Eni completed a review of the extent of its operating control over Saipem with regard to both legal, accounting and administrative issues. The findings of that review confirmed the autonomy of Saipem from the parent company during the relevant periods. The findings of Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. In January 2015, the Public Prosecutor notified the conclusion of preliminary investigations relating to Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor issued a notice of alleged international corruption against all such persons (including Eni and Saipem on the basis of the provisions of Legislative Decree No. 231/2001) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offenses for alleged fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. After receiving (i) the evidence collected in connection with the Public Prosecutor’s request to take testimony of two individuals under investigation in late 2014, and (ii)

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Notes to the Financial Statements

the minutes of the preliminary hearing and the documents filed in connection with the conclusion of the preliminary investigation, Eni requested that its consultants perform additional analysis and investigation. As a result, Eni’s consultants reaffirmed their conclusions previously reported to the Company. In February 2015, the Public Prosecutor requested the indictment of all the investigated persons for international corruption as well as the tax offenses mentioned above. In 2015, the Judge for the Preliminary Hearing of the Court of Milan dismissed the case and granted an acquittal in favor of Eni, former Chief Executive Officer and Chief Upstream Officer for all the alleged offenses. In February 2016, the Court of Third Instance, upholding an appeal presented by the Public Prosecutor, reversed the dismissal, annulled the verdict, and remanded the proceedings to another Judge for the Preliminary Hearing in the Court of Milan. As a result of the new preliminary hearing in July 2016, the Judge ordered the trial for all defendants, including Eni. At the hearing of February 2018, the Public Prosecutor, concluding his indictment, requested — among other things — the conviction of Eni for the payment of a monetary sanction. The Judge, having completed the discussion of the arguments of the defense, has scheduled new hearings to be held in September 2018 for response by the public prosecutor, based on which outcome the Judge is expected to issue a first-degree sentence.

At the end of 2012, Eni contacted the U.S. Department of Justice and the U.S. SEC in order to voluntarily inform them about this matter, and has kept them informed about the developments in the Italian prosecutors’ investigations. Following Eni’s notification in 2012, both the U.S. SEC and the DoJ started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests.

(ii) Block OPL 245 — Nigeria. In July 2014, the Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. As part of the investigation, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by NGO ReCommon relating to alleged corruptive practices that according to the Public Prosecutor allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting License of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni fully cooperated with the Public Prosecutor and promptly filed the requested documentation. Furthermore, Eni voluntarily reported the matter to the U.S. Department of Justice and the U.S. SEC. In July 2014, Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage an independent, US-based law firm, expert in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. After reviewing the matter, the US lawyers concluded in summary that they detected no evidence of wrongdoing by Eni side in relation to the 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. The outcome of this review was transmitted to the Judicial Authorities. In September 2014, the Public Prosecutor notified Eni of a restraining order issued by a British judge who ordered the seizure of a bank account not pertaining to Eni domiciled at a British bank following a request from the Public Prosecutor. The order was also notified to certain individuals, including Eni’s CEO and the Chief Development, Operations and Technological Officer, as well as Eni’s former CEO. From the available documents, it was inferred that such Eni officers and former officers were under investigation by the Public Prosecutor of Milan. During a hearing before a court in London in September 2014, Eni and its current executive officers stated their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. In December 2016, the Public Prosecutor of Milan notified Eni of the conclusion of the preliminary investigation and requested the indictment of Eni’s CEO, the Chief Development, Operations and Technological Officer and the Executive Vice President for international negotiations, as well as Eni’s former CEO and Eni based on Italian law 231/2001 on corporate entity responsibility. Upon the notification to Eni of the conclusion of the preliminary investigation by the Public Prosecutor, the independent US-based law firm was requested to assess whether the new documentation made available from Italian prosecutors could modify the conclusions of the prior review. The US law firm was also provided with the documentation filed in the Nigerian proceeding mentioned below. The independent U.S. law firm concluded that the reappraisal of the matter in light of the new documentations available did not alter the outcome of the prior review. In December 2017, the Judge ordered the indictment of all the parties mentioned above, and other parties under investigation by the Public

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Notes to the Financial Statements

Prosecutor, before the Court of Milan. At the hearing of May 2018, a Non-Governmental Organization, Assoconsum, requested to be recognized as claimant in the proceeding. At the subsequent hearing in June 2018, the new attorney of the Federal Government of Nigeria reiterated the request for the recognition as claimants of all recurring parties. At the same time, the attorney requested that Eni and Shell be recognized as defendants. Furthermore, also a shareholders of Eni requested to be recognized as claimant. The Court resolved that Eni and Shell would be summoned and rescheduled to another hearing the decision about the recognition of the claimants in the proceeding. At the hearing of July 20, 2018, the Judge rejected the request made by the NGOs to act in the proceeding as plaintiffs. Also the same request made by a shareholder of Eni was rejected. The judge postponed to another hearing the decision of holding the two legal entities Eni and Shell responsible for damage.

In January 2017, Eni’s subsidiary Nigerian Agip Exploration Ltd (NAE) became aware of an Interim Order of Attachment (“Order”) issued by the Nigerian Federal High Court upon request from the Nigerian Economic and Financial Crimes Commission (EFCC), attaching temporarily the property known as Oil Prospecting License 245 (“OPL 245”) pending a proceeding in Nigeria relating to alleged corruption and money laundering. In March 2017, the Nigerian Court upheld the appeal filed by NAE and its partner and revoked the Order. Eni provided a copy of the Order and the attached documents, including the charges filed by the EFCC, to the US-based law firm engaged to review the OPL 245 transaction, who upon review of such documents, did not modify their conclusion that they did not detect evidence of wrongdoing by Eni side in relation to the acquisition of the OPL 245 from the Nigerian government.

(iii) Congo. In March 2017, the Italian Finance Police served on Eni an information request pursuant to the Italian Code of Criminal Procedure connection with an investigative file opened by the Public Prosecutor of Milan against unknown persons. The request related in particular to the agreements signed by Eni Congo SA with the Ministry of Hydrocarbons of the Republic of Congo in 2013, 2014 and 2015 in relation to exploration, development and production activities concerning certain permits held by Eni Congo SA for Congolese projects and Eni’s relationships with Congolese companies with which ENI is in partnership. In July 2017, the Italian Financial Police, on behalf of the Public Prosecutor of Milan, served on Eni with another information request and a notice of investigation pursuant to Italian Legislative Decree No. 231/2001 for alleged international corruption. The request expressly stated that it was based in part on the March 2017 information request and concerned the relationship of Eni and its subsidiaries with certain third-party companies from 2012 to the present. Eni has produced all of the documentation requested in the March and July 2017 information requests and has voluntarily disclosed this matter to the relevant US authorities (SEC and DoJ). On January 26, 2018, the Public Prosecutor’s Office requested a six-months extension of the deadline for conducting its preliminary investigation into this matter, from January 31, 2018 until July 30, 2018. Subsequently in July 2018, the Public Prosecutor requested a second extension until February 28, 2019. In April 2018, the Public Prosecutor of Milan served on Eni SpA a further request for documentation and notified the Chief Development, Operation & Technology Officer of a search order in which he results among the suspects together with another Eni employee. On June 4 2018, the Italian market regulator, CONSOB, requested information about the above mentioned proceeding to Eni and its Board of Statutory Auditors, based on the inspecting power set by article 115, line 1 of Law Decree 58/1998, the Italian comprehensive law on securities and exchanges. Specifically, Eni was requested to furnish information about the Congo investigations and the action implemented by the Company and any eventual outcome, including specific audit activities performed by the Company’s staff and any task assigned to external parties to review the ongoing investigations. The Company was also requested to transmit support evidence and documentation. The Eni Board of Statutory Auditors was requested to furnish pieces of information about the monitoring activity performed on the investigations. The Company and its Board of Statutory Auditors answered the request of information on June 11 and 13, 2018, respectively.

3. Other proceedings concerning criminal matters

(i) Eni SpA — Refining & Marketing Division — Criminal proceedings on fuel excise tax. A criminal proceeding is currently pending, relating to alleged evasion of excise taxes in the context of the retail sales at the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. This proceeding (no. 7320/2014 RGNR) concerns

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Notes to the Financial Statements

the reunification of three distinct investigations: (i) a first proceeding, opened by the Public Prosecutor’s Office of Frosinone involved a company (Turrizziani Petroli) purchaser of Eni’s fuel. This investigation was subsequently extended to Eni. The Company fully cooperated and provided all data and information concerning the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni ensured the best possible collaboration, handing in all the required documentation. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the ending of the investigation, the financial police of Frosinone, along with the local Customs Agency, in November 2013 issued a claim related to the missing payment of excise taxes in the 2007 – 2012 period for €1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the abovementioned claim that was filed by the financial police and Customs Agency of Frosinone. The Company immediately appealed to the Tributary Commission. On March 22, 2018, the Commission filed the ruling of the sentence which accepted Eni’s recourse against the claim of the Custom Agency also condemning the latter to refund the proceeding expenses; (ii) a second proceeding concerning a line of investigation of the Public Prosecutor’s Office of Prato, regards the deposit of Calenzano and relates to subtraction of fuel through manipulation of the fuel dispensers, subsequently extended also to the Refinery of Stagno (Livorno); (iii) a third proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged missing payment of excise tax on the surplus of the unloading products, as the quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding mentioned above, and substantially concerns similar facts presenting, however, some differences with regard to the nature of the alleged crimes and the responsibility subjected to verification. The second and the third proceeding were merged in the proceeding commenced by Public Prosecutor’s Office of Rome. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with the Prosecutor in order to defend the correctness of its operation. On September 2014, a search was conducted at the office of the former chief operating officer of Eni’s Refining & Marketing Division following an order of the Public Prosecutor of Rome. The motivations of the search are the same as the above-mentioned proceeding as the ongoing investigations also relates to a period of time when the officer was in charge at Eni’s Division. On March 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites. In September 2015, the Public Prosecutor of Rome requested a one-off technical appraisal aimed to verify the compliance of the software installed at certain metric heads previously seized with those lodged by the manufacturer at the Ministry of Economic Development. The technical appraisal verified the compliance of the software tested. On this occasion, the proceeding has been extended to a large number of employees and former employees of the company. In November 2017, the Court of Rome, following the request of the Public Prosecutor, carried out a preventive seizure of the oil products meters at Eni’s refineries and depots in Italy. The Company, considering the consequences connected to a complete shutdown of the refining and fueling activities, has requested the Public Prosecutor to minimize, as much as possible, the impact on customers, companies and service stations. After a few days, the preventive seizure was revoked, due to the commitments undertaken by the Company that is a third party not subject to investigation. Eni continues to provide full cooperation to the judicial authorities. In December 2017, technical consultants of renowned expertise were nominated as part of the procedure, with the aim of verify the integrity of the sites under seizure. The results will be provided to the judicial authorities. The investigations are underway. On March 2018, the Public Prosecutor of Rome notified the conclusion of the preliminary investigations in relation to the criminal proceeding no. 7320/2014 concerning the Calenzano, Livorno, Sannazzaro, Pomezia, Naples, Gaeta and Ortona sites. Based on the outcome of the investigations, as far as Eni is concerned, the proceeding involves former managers and the directors of the refineries of Collesalvetti (Livorno) and Sannazzaro concerning alleged aggravated and continuous non-payment of excise duties, alteration and removal of seals, use and possession of false measures and weights. In addition, some deposit employees and their manager were indicted of alleged procedural fraud. The attorneys of the defendants delivered certain documentations and requested the public prosecutor to dismiss the case to the benefit of the managers of the Sannazzaro and Livorno refineries as well as the other Eni’s employees involved in the alleged crimes relating the Calenzano storage site.

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Notes to the Financial Statements

In April 2018 as part of the administrative proceeding intended to collect taxes allegedly not paid by Eni, the tax police of Rome based on the findings of the investigations performed by the prosecutors of Frosinone, Prato and Rome issued a statement of objection against the Company claiming the missed payment of excise taxes due for the years 2008 up to 2017 for €34 million, as well as the related higher corporate profits before income taxes leading to the claim of additional taxes for €22 million related to income taxes and VAT. The Custom Agency that is in charge of issuing the notice of payment may also impose a fine and the recognition of interest expense. A part of the litigation, for which omitted payment is disputed, relates to the same transactions successfully challenged by the Company against the Tributary Commission of Rome. The Company will appeal at the appropriate forum. Eni accrued a provision with respect to this proceeding.

(ii) Public Prosecutor of Milan — Criminal Procedure no. 12333/2017. On 6 February 2018, the Public Prosecutor of Milan notified to an Eni’s manager a search and seizure decree in relation to allegations of associative crime aimed at slander and at reporting false information to a Public Prosecutor. In the decree, the Prosecutor of Milan included, among the other suspects, the former Chief of the Legal and Regulatory Affairs of Eni, currently the Chief Gas & LNG Marketing and Power Officer of the Company. According to the decree, the association would be aimed at interfering with the judicial activity in certain criminal proceedings that involve, among others, Eni and some of its directors and managers. Furthermore, Eni is not under investigation. On June 4 2018, the Italian market regulator, CONSOB, requested information about the above mentioned proceeding to Eni and its Board of Statutory Auditors, based on its inspecting power set by article 115, line 1 of Law Decree 58/1998, the Italian comprehensive law on securities and exchanges. Specifically, Eni was requested to furnish information about the task of performing a forensic review of the matter, which was assigned to an independent third party and any support documentation, as well as about any other initiative effected by the Company and its bodies on this matter. The Eni Board of Statutory Auditors was requested to furnish pieces of information about the information exchange with the Company’s independent registered public accounting firm regarding this matter and the review activities performed by the latter, as well as an update about any further monitoring activity that the Board is planning to execute. The Company and its Board of Statutory Auditors answered the request of information on June 11 and 13 2018, respectively. Then, on June 13 2018, Eni was notified of a request of transmitting certain documentation based on the provision of the Italian penal code. The request targeted evidence and documents relating the internal audit performed by the Company and any possible external review concerning certain tasks that were assigned to an external lawyer with respect to Eni. This lawyer appears to be investigated as part of this proceeding.

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Notes to the Financial Statements

  29    Revenues

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Total
Six months ended June 30, 2018
Revenues from customers	4,654	20,650	10,685	82	36,071

Revenues by geographical area
Italy	9	6,875	5,933	56	12,873
Other European Union	200	5,764	3,613	1	9,578
Rest of Europe	36	3,244	437		3,717
Americas	46	2,165	154	1	2,366
Asia	825	2,532	496	5	3,858
Africa	3,451	69	50	19	3,589
Other areas	87	1	2		90
Total	4,654	20,650	10,685	82	36,071

Transfer of goods and/or services
Goods transferred in a specific moment	4,529	20,592	10,612	47	35,780
Goods/Services transferred over a period of time	125	58	73	35	291

Sales from operations were stated net of the following items:

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Excise taxes	5,698	5,958
Exchanges of oil sales (excluding excise taxes)	488	546
Services recharged to joint venture partners	2,132	2,261
Sales to service station managers for sales billed to holders of credit cards	901	840
	9,219	9,605

Net sales from operations by industry segment are disclosed in note 35 - Information by industry segment.

Net sales from operations with related parties are disclosed in note 36 - Transactions with related parties.

  30    Operating expenses

Purchase, services and other

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Production costs - raw, ancillary and consumable materials and goods	19,103	18,493
Production costs - services	5,487	5,991
Operating leases and other	839	867
Net provisions for contingencies	342	262
Other expenses	776	380
	26,547	25,993
less:
- capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(99)	(111)
	26,448	25,882

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Notes to the Financial Statements

Service costs include geological and geophysical expenses related to the exploration activities of the Exploration & Production segment amounting to €128 million (€139 million in the first half of 2017).

Net impairment losses (reversals) of trade and other receivables

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Impairments	272	199
less:
- reversal of impairments	(40)	(15)
	232	184

Payroll and related costs

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Payroll and related costs	1,644	1,658
less:
- capitalized direct costs associated with self-constructed assets	(93)	(96)
	1,551	1,562

Other operating income (expense)

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income (loss) on cash flow hedging derivatives	1	(33)
Net income (loss) on other derivatives	88	50
	89	17

Operating expenses with related parties are reported in note 36 – Transactions with related parties.

Depreciation and amortization

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Depreciation and amortization	3,607	3,778
less:
- capitalized direct costs associated with self-constructed assets	(1)	(1)
	3,606	3,777

Net impairment losses (reversals) of tangible and intangible assets

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Impairments	103	83
less:
- reversal of impairments	(1)	(22)
	102	61

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Notes to the Financial Statements

Write-off of tangible and intangible assets

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Write-off
- tangible assets	21	183
- intangible assets		10
	21	193

  31    Finance income (expense)

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Finance income (expense)
Finance income	2,349	2,272
Finance expense	(2,714)	(3,230)
Net finance income (expense) from financial assets held for trading	17	(51)
	(348)	(1,009)
Income (expense) from derivative financial instruments	(273)	524
	(621)	(485)

The breakdown of net finance expense or income is provided below:

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(255)	(331)
Interest due to banks and other financial institutions	(56)	(50)
Interest from banks	9	4
Interest and other income from financial receivables and securities held for non-operating purposes	3	3
Net finance income (expense) from financial assets held for trading	17	(51)
	(282)	(425)
Exchange differences
Positive exchange differences	2,209	2,135
Negative exchange differences	(1,976)	(2,652)
	233	(517)
Other finance income (expense)
Capitalized finance expense	26	37
Interest and other income on financing receivables and securities held for operating purposes	86	66
Finance expense due to the passage of time (accretion discount) (a)	(128)	(144)
Other finance income (expense)	(283)	(26)
	(299)	(67)
	(348)	(1,009)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Net finance income or expense on derivative financial instruments consisted of the following:

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Derivatives on exchange rate	(304)	503
Derivatives on interest rate	31	21
	(273)	524

Finance income (expense) with related parties are reported in note 36 – Transactions with related parties.

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Notes to the Financial Statements

  32    Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Share of profit from equity-accounted investments	526	145
Share of loss from equity-accounted investments	(125)	(65)
Decreases (increases) in the provision for losses on investments		5
	401	85

Gains and losses on equity investments accounted for using the equity method is provided in note 12 – Investments.

Other gain (loss) from investments

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Dividends	79	69
Net gain (loss) on disposals	(6)
Other net income (expense)		(7)
	73	62

In the first half 2018, dividend income for €79 million primarily related to Nigeria LNG Ltd for €54 million and Saudi European Petrochemical Co for €21 million.

  33    Income taxes

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Current taxes:
- Italian subsidiaries	149	151
- Non-Italian subsidiaries	2,317	1,549
	2,466	1,700
Net deferred taxes:
- Italian subsidiaries	(16)	(211)
- Non-Italian subsidiaries	236	(138)
	220	(349)
	2,686	1,351

  34    Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

The weighted average number of ordinary shares used for the calculation of the basic earnings per share was 3,601,140,133 (same amount in the first half of 2017).

Diluted earnings per share is calculated by dividing the net profit of the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the year and the number of potential shares to be issued in connection with stock-based compensation plans.

Eni Interim Report	87
Notes to the Financial Statements

As of June 30, 2018, the shares that could potentially be issued were estimated in connection with the vesting performance conditions of the long-term incentive plan. The weighted average number of the outstanding shares used for calculating the diluted earnings per share is 1,525,528 for the first half of 2018. In the first half of 2017, there were no potential shares with dilutive effects.

Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		Six months ended June 30, 2018	Six months ended June 30, 2017
Average number of shares used for the calculation of the basic earnings per share		3,601,140,133	3,601,140,133
Potential share to be issued for ILT incentive plan		1,525,528
Average number of shares used for the calculation of the diluted earnings per share		3,602,665,661	3,601,140,133

Eni’s net profit	(€ million)	2,198	983
Basic earning (loss) per share	(euro per share)	0.61	0.27
Diluted earning (loss) per share	(euro per share)	0.61	0.27

  35    Information by industry segment

Eni’s segmental reporting is established based on the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.

The main key financial information of the operating segments to be reported to the CEO are revenues, operating income, assets and liabilities directly attributable.

As of June 30, 2018, Eni’s reportable segments are organized as follows:

Exploration & Production: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;

Gas & Power: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. The Gas & Power segment is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins.

Refining & Marketing and Chemical: is engaged in manufacturing, supply, distribution and marketing activities of oil products and chemicals. The results of the Chemicals business have been aggregated to those of the Refining & Marketing business in a single reportable segment, because these two operating segments exhibit similar economic characteristics.

Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial. The Energy Solutions Department, which engages in developing the business of renewable energy, is an operating segment that is reported within Corporate and other activities because it does not meet the materiality threshold for separate segment reporting as provided for by IFRS 8.

88	Eni Interim Report
Notes to the Financial Statements

The information by industry segment is the following:

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Intragroup profits	Total
Six months ended June 30, 2018
Net sales from operations (a)	11,824	26,777	11,991	744
Less: intersegment sales	(7,170)	(6,127)	(1,306)	(622)
Net sales to customers	4,654	20,650	10,685	82		36,071
Operating profit	4,568	555	396	(350)	(131)	5,038
Six months ended June 30, 2017
Net sales from operations (a)	9,326	25,652	10,859	687
Less: intersegment sales	(5,683)	(5,457)	(1,098)	(596)
Net sales to customers	3,643	20,195	9,761	91		33,690
Operating profit	2,479	(11)	397	(345)	154	2,674

(a) Before elimination of intersegment sales.

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Corporate and other activities	Intragroup profits	Total
June 30, 2018
Identifiable assets (a)	67,929	9,723	12,846	1,044	(778)	90,764
Unallocated assets						27,580
Identifiable liabilities (b)	18,661	7,320	4,477	4,323	(367)	34,414
Unallocated liabilities						33,459
June 30, 2017
Identifiable assets (a)	66,661	11,058	11,599	1,108	(610)	89,816
Unallocated assets						25,112
Identifiable liabilities (b)	17,273	8,851	4,005	4,053	(306)	33,876
Unallocated liabilities						32,973

(a) Includes assets directly associated with the generation of operating profit.

(b) Includes liabilities directly associated with the generation of operating profit.

  36    Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchanges of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;

(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;

(c)	exchanges of goods and services with entities that are related parties of Eni SpA through members of the Board of Directors. The majority of these transactions are exempt from the application of the Eni internal regulation "Transactions with interests of directors and statutory auditors and transactions with related parties", issued pursuant to Consob regulations, since they are ordinary transactions concluded at market or standard conditions, or because they are below the minimum threshold set by the internal regulation. The only transaction that is not exempt, which was therefore examined and evaluated favourably under the internal regulation, is the relationship for branding and advertising services (for an amount less than €1 million) between Eni SpA and Vodafone Italia SpA, which is a related party of eni SpA due to a member of the Board of Directors;

(d)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social

Eni Interim Report	89
Notes to the Financial Statements

assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, are related to the ordinary course of Eni’s business.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2018 are presented in the annex "List of companies owned by Eni SpA as of 30 June 2018".

Trade and other transactions with related parties

(€ million)
	June 30, 2018			Six months ended June 30, 2018
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Petrobel Belayim Petroleum Co	110	2,094			1,311
Coral FLNG SA	32	31	1,126	29
Saipem Group	61	79	7,119	15	154
Angola LNG Supply Services Llc			174
Karachaganak Petroleum Operating BV	30	215			506
Mellitah Oil & Gas BV	5	276			274
Agiba Petroleum Co	2	103			69
Unión Fenosa Gas SA			57	58	1	21
Other (*)	85	25	1	55	67
	325	2,823	8,477	157	2,382	21
Unconsolidated entities controlled by Eni
Eni BTC Ltd			174
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	81	1	4	5
Other (*)	11	26	8	9	5
	92	27	186	14	5
	417	2,850	8,663	171	2,387	21
Entities controlled by the Government
Enel Group	154	189		52	261	126
Snam Group	293	251		66	632	(1)
Terna Group	36	36		60	108	3
GSE - Gestore Servizi Energetici	27	33		235	279	37
Italgas Group	14	55		11	390
Other (*)	48	17		15	20
	572	581		439	1,690	165
Pension funds and foundations		2			14
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	35	140		19	131
	1,024	3,573	8,663	629	4,222	186

(*) Each individual amount included herein was lower than €50 million.

90	Eni Interim Report
Notes to the Financial Statements

(€ million)
	December 31, 2017			Six months ended June 30, 2017
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Petrobel Belayim Petroleum Co	86	1,205		8	1,984
Coral FLNG SA	20	4	1,094
Saipem Group	63	76	7,270	18	303
Karachaganak Petroleum Operating BV	36	121		5	494
Mellitah Oil & Gas BV	5	220		2	233
Agiba Petroleum Co	1	83			27
Unión Fenosa Gas SA			57	126	3	14
Other (*)	84	22		64	112
	295	1,731	8,421	223	3,156	14
Unconsolidated entities controlled by Eni
Eni BTC Ltd			169
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	77	1	5	3	1
Other (*)	20	23	7	3	3
	97	24	181	6	4
	392	1,755	8,602	229	3,160	14
Entities controlled by the Government
Enel Group	123	187		124	306	160
Italgas Group	14	180	1	1	455
Snam Group	187	351		132	638
Terna Group	35	31		60	100	8
GSE - Gestore Servizi Energetici	69	219		397	157	1
Other (*)	50	21		26	24
	478	989	1	740	1,680	169
Pension funds and foundations	1	2		1	13
Groupement Sonatrach – Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	39	145		24	207
	910	2,891	8,603	994	5,060	183

(*) Each individual amount included herein was lower than €50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach – Agip «GSA», Organe Conjoint des Opérations «OC SH/FCP» and, only for Karachaganak Petroleum Operating BV, purchase of oil products from Eni Trading Shipping SpA. Services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	guarantees issued on behalf of Angola LNG Supply Services Llc to cover the commitments for the payment of the fees related to the regasification activity;
-	guarantees issued on a pro-rata basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;
-	engineering, construction and drilling services by the Saipem Group mainly to the Exploration & Production segment and residual guarantees issued by Eni SpA relating to bid bonds and performance bonds;
-	a performance guarantee given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).

Eni Interim Report	91
Notes to the Financial Statements

The most significant transactions with entities controlled by the Italian Government concerned:

-	sale of fuel, sale and purchase of gas, acquisition of power distribution services and fair value of derivative financial instruments with Enel Group;
-	acquisition of natural gas transportation, distribution and storage services with the Snam Group and the Italgas Group on the basis of tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment and purchase and sale of natural gas for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service on the basis of prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with the Terna Group;
-	sale and purchase of electricity, gas, environmental certificates and sale of oil products with GSE — Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/2012.

Transactions with pension funds and foundation concerned:

-	provisions to pension funds for €12 million;
-	contributions to Fondazione Eni Enrico Mattei for €2 million.

Financing transactions with related parties

(€ million)
	June 30, 2018			Six months ended June 30, 2018
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Coral South FLNG DMCC			1,373
Cardón IV SA	1,005
Angola LNG Ltd			240
Société Centrale Electrique du Congo SA	67	48
Coral FLNG SA	75
Other (*)	45	45	49	3
	1,192	93	1,662	3
Unconsolidated entities controlled by Eni
Other (*)	55	25	1
	55	25	1
Entities controlled by the Government
Other (*)		36			1
		36			1
	1,247	154	1,663	3	1

(*) Each individual amount included herein was lower than €50 million.

92	Eni Interim Report
Notes to the Financial Statements

(€ million)
	December 31, 2017			Six months ended June 30, 2017
Name	Receivables	Payables	Guarantees	Gains	Charges
Joint ventures and associates
Angola LNG Ltd			233
Cardón IV SA	955			45
Matrìca SpA				4
Saipem Group		3	56	9
Shatskmorneftegaz Sàrl	101			3	7
Société Centrale Electrique du Congo SA	66	43		1
Coral South FLNG DMCC			1,334
Coral FLNG SA	56
Other (*)	48	49	2	4	9
	1,226	95	1,625	66	16
Unconsolidated entities controlled by Eni
Servizio Fondo Bombole Metano SpA	60	9
Other (*)	1	52		1
	61	61		1
Entities controlled by the Government
Other (*)		8			3
		8			3
	1,287	164	1,625	67	19

(*) Each individual amount included herein was lower than €50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	bank debt guarantees issued on behalf of Angola LNG Ltd;
-	financing loans granted to Cardón IV SA for the exploration and development activities of a gas field in Venezuela;

-	financing loans granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in the Area 4 in Mozambique;
-	a bank debt guarantee issued on behalf of Coral South FLNG DMCC;
-	a financing loan granted to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo and a cash deposit at Eni’s financial companies.

Eni Interim Report	93
Notes to the Financial Statements

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(€ million)
	June 30, 2018			December 31, 2017
	Total	Related parties	Impact %	Total	Related parties	Impact %
Trade and other receivables	15,670	896	5.72	15,737	907	5.76
Other current assets	3,100	82	2.65	1,573	30	1.91
Other non-current financial assets	1,613	1,189	73.71	1,675	1,214	72.48
Other non-current assets	862	104	12.06	1,323	46	3.48
Current financial liabilities	2,236	154	6.89	2,242	164	7.31
Trade and other payables	15,511	3,464	22.33	16,748	2,808	16.77
Other current liabilities	3,693	86	2.33	1,515	60	3.96
Other non-current liabilities	1,472	23	1.56	1,479	23	1.56

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)
	Six months ended June 30, 2018			Six months ended June 30, 2017
	Total	Related parties	Impact %	Total	Related parties	Impact %
Net sales from operations	36,071	626	1.74	33,690	990	2.94
Other income and revenues	838	3	0.36	626	4	0.64
Purchases, services and other	(26,448)	(4,210)	15.92	(25,882)	(5,049)	19.51
Payroll and related costs	(1,551)	(12)	0.77	(1,562)	(11)	0.70
Other operating (expense) income	89	186	..	17	183	..
Financial income	2,349	3	0.13	2,272	67	2.95
Financial expense	(2,714)	(1)	0.04	(3,230)	(19)	0.59

Main cash flows with related parties are provided below:

(€ million)	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenues and other income	629	994
Costs and other expenses	(2,678)	(2,747)
Other operating income (loss)	186	183
Net change in trade and other receivables and liabilities	63	(153)
Net interests	2	63
Net cash provided from operating activities	(1,798)	(1,660)
Capital expenditure in tangible and intangible assets	(1,544)	(2,313)
Net change in accounts payable and receivable in relation to investments	405	774
Change in financial receivables	3	(121)
Net cash used in investing activities	(1,136)	(1,660)
Change in financial liabilities	(11)	(1)
Net cash used in financing activities	(11)	(1)
Total financial flows to related parties	(2,945)	(3,321)

The impact of cash flows with related parties consisted of the following:

(€ million)
	Six months ended June 30, 2018			Six months ended June 30, 2017
	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	5,220	(1,798)	..	4,638	(1,660)	..
Cash used in investing activities	(2,738)	(1,136)	41.49	(4,214)	(1,660)	39.39
Cash used in financing activities	(2,417)	(11)	0.46	(1,121)	(1)	0.09

94	Eni Interim Report
Notes to the Financial Statements

  37    Significant non-recurring events and operations

In the first half of 2018 and 2017, no non-recurring events and operations were reported.

  38    Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2018 and 2017, no transactions deriving from atypical and/or unusual operations were report.

  39    Subsequent events

No significant events were reported after June 30, 2018.

Eni Interim Report	95

Certification pursuant to rule 154-bis, paragraph 5 of the

Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2018 and during the period covered by the report, were:
•	adequate to the Company structure, and
•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2018 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:

3.1	These condensed consolidated interim financial statements as of June 30, 2018:

a)	have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	correspond to the information in the accounting books and entities;
c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2  The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2018 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-party transactions.

July 26, 2018

/s/ Claudio Descalzi	.	/s/ Massimo Mondazzi	.
Claudio Descalzi		Massimo Mondazzi
Chief Executive Officer		Chief Financial Officer

96	Eni Interim Report

EY S.p.A. Via Po, 32 00198 Roma	Tel: +39 06 324751 Fax: +39 06 32475504 ey.com

Review report on the interim condensed consolidated financial statements

(Translation from the original Italian text)

To the Shareholders of

Eni S.p.A.

Introduction

We have reviewed the interim condensed consolidated financial statements, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and the related explanatory notes of Eni S.p.A. and its subsidiaries (the “Eni Group”) as of 30 June 2018. The Directors of Eni S.p.A. are responsible for the preparation of the interim condensed consolidated financial statements in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of 31 July 1997. A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA Italia) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Eni Group as of 30 June 2018 are not prepared, in all material respects, in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 31 July 2018

EY S.p.A.

Signed by: Riccardo Rossi, Partner

This report has been translated into the English language solely for the convenience of international readers

EY S.p.A.

Sede Legale: Via Po, 32 - 00198 Roma

Capitale Sociale deliberato Euro 2.525.000,00 I.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

Iscritta al Registro Revisori Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998

Iscritta all’Albo Speciale delle società di revisione

Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Eni Interim Report	97

98	Eni Interim Report
List of companies owned by Eni

List of companies owned by Eni SpA as of June 30, 2018

Investments owned by Eni as of June 30, 2018

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of 28 July 2006, the list of subsidiaries, associates and significant investments owned by Eni SpA as of 30 June 2018, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2018, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments(a)

	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	28	145	173
Consolidated joint operations				7	5	12

Investments owned by consolidated companies(b)
Equity-accounted investments	4	24	28	19	38	57
Investments valued at cost	4	9	13	3	32	35
Investments valued at fair value							4	23	27
	8	33	41	22	70	92	4	23	27
Investments owned by unconsolidated companies
Owned by controlled companies		2	2
		2	2
Total	36	180	216	29	75	104	4	23	27

(a)	Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.
(b)	Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies.

Subsidiaries, joint arrangements and affiliates resident in states with a privileged tax regime

The Law of 28 December 2015, no. 208 (Stability Law 2016), effective from 1 January 2016, amended the article no. 167, paragraph 4, of the Presidential Decree of 22 December 1986 no. 917, identifying all the tax regimes, even special, of states or territories to be considered as privileged with reference, exclusively, to a nominal level of taxation lower than 50 percent of the one applicable in Italy. Furthermore, the regimes of states or territories that are part of the European Union, or of states that are part of the European Economic Area that have concluded agreements with Italy ensuring an effective exchange of information are not considered as privileged. At June 30, 2018, Eni controls 10 companies based in states with a privileged tax regime as identified by article no. 167, paragraph 4 of the Italian Income Tax Code. Of these 10 companies, 6 are subject to taxation in Italy because they are included in the tax return of Eni. The remaining 4 companies are not subject to Italian taxation, but to the specific local tax regimes, as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the taxation level applied. Of these 10 companies, 8 come from the acquisitions of Lasmo Plc, the activities carried out in Congo by Maurel & Prom, Burren Energy Plc and Hess Indonesia. These subsidiaries, resident or located in states identified by the Decree, did not issued any financial instrument and all the financial statements for 2018 will be audited by Ernst & Young.

Eni Interim Report		99
Annex to interim financial statements	Subsidiaries

Parent company

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti	25.76
					SpA
					Ministero dell'Economia	4.34
					e delle Finanze
					Eni SpA	0.91
					Other shareholders	68.99

Subsidiaries

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA (in liquidation)	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
EniProgetti SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese	Italy	EUR	13,877,600	Eni SpA	99.96	99.96	F.C.
	(MI)				Third parties	0.04

Outside Italy

Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural Resources	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
(Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Oil Ecuador BV	Amsterdam	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

100	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En.(Berm)Ltd	100.00		Co.
Burren Energy (Bermuda) Ltd (9)	Hamilton (Bermuda)	United Kingdom	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy Congo Ltd (9)	Tortola (British Virgin Islands)	Republic of the Congo	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc Eni UK Ltd	99.99 (..)	100.00	F.C.
Burren Energy Ship Management Ltd	Nicosia	Cyprus	EUR	3,420	Burren En.(Berm)Ltd	50.00		Co.
(in liquidation)	(Cyprus)				Burren(Cyp)Hold.Ltd - (L)	50.00
Burren Shakti Ltd (8)	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (USA)	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	24,136,336	Eni International BV	95.00		Eq.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BB Petroleum Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	23,214,400	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Eni Interim Report		101
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00		Eq.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe-Noire	Republic of the Congo	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
	(Republic of the Congo)				Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Côte d'Ivoire Ltd	London (United Kingdom)	Ivory Coast	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,005	Eni International BV	100.00	100.00	F.C.
Eni Dación BV (in liquidation)	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00		Co.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em	Rio De Janeiro	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo Ltda	(Brazil)				Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00	100.00	F.C.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd (8)	Grand Cayman (Cayman Islands)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

102	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV (24)	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00		Eq.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Marketing Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Maroc BV	Amsterdam (Netherlands)	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni México S. de RL de CV	Lomas De	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
	Chapultepec, Mexico City (Mexico)				Eni Oil Holdings BV	0.10
Eni Middle East BV (in liquidation)	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Co.
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd	London	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)				Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam (Netherlands)	Montenegro	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(24)	The company has a branch in Iraq and in Dubai, United Arab Emirates, state or territory with a privileged tax regime as provided in article 167, paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

Eni Interim Report		103
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (USA)	USA	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Oman BV	Amsterdam (Netherlands)	Oman	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware	USA	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
	(USA)				Eni International BV	36.14
Eni Petroleum US Llc	Dover, Delaware (USA)	USA	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000	Eni International BV	99.99		Eq.
	(Democratic Republic of the Congo)	Republic of the Congo			Eni Oil Holdings BV	(..)
Eni Rovuma Basin BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni Mozambique LNG H. BV	100.00	100.00	F.C.
Eni South Africa BV	Amsterdam (Netherlands)	Republic of South Africa	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Trinidad and Tobago Ltd	Port Of Spain (Trinidad and Tobago)	Trinidad and Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (9)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

104	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold.BV	99.99	100.00	F.C.
	(Ukraine)				Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (USA)	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (USA)	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P Holding	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,057,680	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Ventures Plc	London	United Kingdom	GBP	278,050,000	Eni International BV	99.99		Co.
(in liquidation)	(United Kingdom)				Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00
Eurl Eni Algérie	Algiers (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd (9)	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	1	Eni ULX Ltd	100.00		Eq.
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Nigerian Agip E. Ltd	0.99
					Agip En Nat Res.Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

Eni Interim Report		105
Annex to interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
OOO 'Eni Energhia'	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90	100.00	F.C.
	(Russia)				Eni Oil Holdings BV	0.10
Zetah Congo Ltd (8)	Nassau	Republic of the	USD	300	Eni Congo SA	66.67		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	33.33
Zetah Kouilou Ltd (8)	Nassau	Republic of the	USD	2,000	Eni Congo SA	54.50		Co.
	(Bahamas)	Congo			Burren En.Congo Ltd	37.00
					Third parties	8.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

106	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni gas e luce SpA	San Donato Milanese (MI)	Italy	EUR	750,000,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA	Rome	Italy	EUR	60,036,650	Eni SpA	100.00	100.00	F.C.
EniPower Mantova SpA	San Donato Milanese	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
	(MI)				Third parties	13.50
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni gas e luce SpA	51.00	51.00	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret	France	EUR	29,937,600	Eni gas e luce SpA	99.87	99.87	F.C.
	(France)				Third parties	0.13
Eni Trading & Shipping Inc	Dover, Delaware (USA)	USA	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
Société de Service du Gazoduc	Tunisi	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
Transtunisien SA - Sergaz SA	(Tunisia)				Third parties	33.33
Société pour la Construction du	Tunisi	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
Gazoduc Transtunisien SA - Scogat SA	(Tunisia)				Trans Tunis.P.Co SpA	0.05
					LNG Shipping SpA	0.05
					Eni SpA	0.05

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Report		107
Annex to interim financial statements	Subsidiaries

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel SpA	Rome	Italy	EUR	58,944,310	Eni SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.
SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Servizi Fondo Bombole Metano SpA	Rome	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.

Outside Italy

Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00	100.00	F.C.
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH	99.99	100.00	F.C.
	(Austria)				Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV	100.00	100.00	F.C.
Eni USA R&M Co Inc	Wilmington (USA)	USA	USD	11,000,000	Eni International BV	100.00	100.00	F.C.
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO ''Eni-Nefto''	Moscow	Russia	RUB	1,010,000	Eni International BV	99.01		Eq.
	(Russia)				Eni Oil Holdings BV	0.99

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

108	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA Esain SA	99.99 (..)		Eq.

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Report		109
Annex to interim financial statements	Subsidiaries

Chemical

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato Milanese	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.
	(MI)

In Italy

Consorzio Industriale Gas Naturale	San Donato Milanese	Italy	EUR	124,000	Versalis SpA	53.55		Eq.
(in liquidation)	(MI)				Raff. di Gela SpA	18.74
					Eni SpA	15.37
					Raff. Milazzo ScpA	11.58
					Syndial SpA	0.76

Outside Italy

Dunastyr Polisztirolgyártó	Budapest	Hungary	HUF	8,092,160,000	Versalis SpA	96.34	100.00	F.C.
Zártkörûen Mûködõ	(Hungary)				Versalis Deutschland	1.83
Részvénytársaság					GmbH
					Versalis International SA	1.83
Eni Chemicals Trading (Shanghai) Co Ltd	Shanghai	China	USD	5,000,000	Versalis SpA	100.00		Eq.
(in liquidation)	(China)
Versalis Americas Inc	Dover, Delaware (USA)	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
Versalis Congo Sarlu	Pointe-Noire (Republic of the Congo)	Republic of the Congo	CDF	1,000,000	Versalis International SA	100.00		Eq.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutschland	23.71
					GmbH
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99
	(India)				Third parties	0.01
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Versalis Singapore Pte Ltd	Singapore (Singapore)	Singapore	SGD	80,000	Versalis SpA	100.00		Eq.
Versalis UK Ltd	London (United Kingdom)	United Kingdom	GBP	4,004,042	Versalis SpA	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

110	Eni Interim Report
	Subsidiaries	Annex to interim financial statements

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.

Eni Adfin SpA	Rome	Italy	EUR	85,537,498.80	Eni SpA	99.67	99.67	F.C.
(in liquidation)					Third parties	0.33
Eni Corporate University SpA	San Donato Milanese	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	(MI)
EniServizi SpA	San Donato Milanese	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	(MI)
Serfactoring SpA	San Donato Milanese	Italy	EUR	5,160,000	Eni SpA	49.00	49.00	F.C.
	(MI)				Third parties	51.00
Servizi Aerei SpA	San Donato Milanese	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.
	(MI)

Outside Italy

Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
Eni Finance International SA	Bruxelles	Belgium	USD	2,474,225,632	Eni International BV	66.39	100.00	F.C.
	(Belgium)				Eni SpA	33.61
Eni Finance USA Inc	Dover, Delaware	USA	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance Designated Activity	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Company	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)				Eni UK Ltd	(..)
Eni Next Llc	Houston	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Report		111
Annex to interim financial statements	Subsidiaries

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Anic Partecipazioni SpA	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA	99.97		Eq.
(in liquidation)					Third parties	0.03
Eni Energia Srl	San Donato Milanese	Italy	EUR	10,000	Eni SpA	100.00		Co.
	(MI)
Eni New Energy SpA	San Donato Milanese	Italy	EUR	5,000,000	Eni SpA	100.00	100.00	F.C.
	(MI)
Industria Siciliana Acido Fosforico -	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA	52.00		Eq.
ISAF - SpA					Third parties	48.00
(in liquidation)
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.

Syndial Servizi Ambientali SpA	San Donato Milanese	Italy	EUR	425,647,621.42	Eni SpA	99.99	100.00	F.C.
	(MI)				Third parties	(..)

Outside Italy

Arm Wind Llp	Astana	Kazakhstan	KZT	173,100	Windirect BV	100.00
	(Kazakhstan)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000	Eni International BV	99.98		Eq.
	(Egypt)				Ieoc Production BV	0.01
					Ieoc Exploration BV	0.01
Oleodotto del Reno SA	Coira	Switzerland	CHF	1,550,000	Syndial SpA	100.00		Eq.
	(Switzerland)
Windirect BV	Amsterdam	Netherlands	EUR	10,000	Eni International BV	90.00		Co.
	(Netherlands)				Third parties	10.00

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

112	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Joint arrangements and associates

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mozambique Rovuma Venture SpA (†)	San Donato Milanese	Mozambique	EUR	20,000,000	Eni SpA	35.71	35.71	J.O.
	(MI)				Third parties	64.29
Società Oleodotti Meridionali - SOM	San Donato Milanese	Italy	EUR	3,085,000	Eni SpA	70.00	70.00	J.O.
SpA (†)	(MI)				Third parties	30.00

Outside Italy

Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Angola LNG Ltd	Hamilton	Angola	USD	10,782,000,000	Eni Angola Prod.BV	13.60		Eq.
	(Bermuda)				Third parties	86.40
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000	Eni Mozambique LNG	50.00		Co.
Limitada (†)	(Mozambique)				H. BV
					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VEF	17,210,000	Eni Venezuela BV	50.00		Eq.
	(Venezuela)				Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VEF	100	Eni Venezuela BV	26.00		Co.
	(Venezuela)				Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozambique LNG	25.00		Eq.
	(Mozambique)				H. BV
					Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000	Eni Mozambique LNG	25.00		Eq.
	(United Arab	Emirates			H. BV
	Emirates)				Third parties	75.00
East Delta Gas Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)				Third parties	62.50
East Kanayis Petroleum Company(†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
East Obaiyed Petroleum Company (†)	Cairo	Egypt	EGP	20,000	Ieoc SpA	50.00		Co.
	(Egypt)				Third parties	50.00
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00		Co.
(in liquidation)	(Egypt)				Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67
InAgip doo (†)	Zagreb	Croatia	HRK	54,000	Eni Croatia BV	50.00		Co.
	(Croatia)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

Eni Interim Report		113
Annex to interim financial statements	Joint arrangements and associates

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Isatay Operating Company Llp (†)	Astana	Kazakhstan	KZT	400,000		Eni Isatay	50.00		Co.
	(Kazakhstan)					Third parties	50.00
Karachaganak Petroleum Operating	Amsterdam	Kazakhstan	EUR	20,000		Agip Karachaganak BV	29.25		Co.
BV	(Netherlands)					Third parties	70.75
Karachaganak Project Development	Reading, Berkshire	United Kingdom	GBP	100		Agip Karachaganak BV	38.00		Eq.
Ltd (KPD)	(United Kingdom)					Third parties	62.00
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
	(USA)					Third parties	67.50
Llc 'Westgasinvest' (†)	Lviv	Ukraine	UAH	2,000,000		Eni Ukraine Hold.BV	50.01		Eq.
	(Ukraine)					Third parties	49.99
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Norpipe Terminal Holdco Ltd	London	Norway	GBP	30.32		Eni SpA	25.92		Eq.
	(United Kingdom)					Third parties	74.08
Norsea Pipeline Ltd	Woking Surrey	United	GBP	7,614,062		Eni SpA	10.32		Eq.
	(United Kingdom)	Kingdom				Third parties	89.68
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	30.00		Co.
(in liquidation)	(Egypt)					Third parties	70.00
North El Burg Petroleum Company	Cairo	Egypt	EGP	20,000		Ieoc SpA	25.00		Co.
	(Egypt)					Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VEF	379,000,000		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VEF	2,402,100,000		Eni Lasmo Plc	40.00		Eq.
	(Venezuela)					Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VEF	220,300,000		Eni Venezuela BV	26.00		Eq.
	(Venezuela)					Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
	(Egypt)					Third parties	50.00
Raml Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
	(Egypt)					Third parties	77.50
Ras Qattara Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Rovuma Basin LNG Land Limitada(†)	Maputo (Mozambique)	Mozambique	MZN	140,000		Mozambique Rovuma Venture SpA	33.33		Co.
						Third parties	66.67
Shatskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000		Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)					Third parties	66.67

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

(a)	Shares without nominal value.

114	Eni Interim Report
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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique du Congo	Pointe-noire	Republic of the	XAF	44,732,000,000	Eni Congo SA	20.00		Eq.
SA	(Republic of the Congo)	Congo			Third parties	80.00
Société Italo Tunisienne	Tunisi	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d'Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00

Sodeps - Société de Developpement	Tunisi	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
et d'Exploitation du Permis du Sud	(Tunisia)				Third parties	50.00
SA (†)

Tapco Petrol Boru Hatti Sanayi ve	Istanbul	Turkey	TRY	9,850,000	Eni International BV	50.00		Eq.
Ticaret AS (†)	(Turkey)				Third parties	50.00

Tecninco Engineering Contractors	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00		Eq.
Llp (†)	(Kazakhstan)				Third parties	51.00

Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	Cairo	Egypt	USD	195,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
VIC CBM Ltd (†)	London	Indonesia	USD	1,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West ASHRAFI Petroleum	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00		Co.
Company (†)	(Egypt)				Third parties	50.00
(in liquidation)

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

Eni Interim Report		115
Annex to interim financial statements	Joint arrangements and associates

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Mariconsult SpA (†)	Milan	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Società EniPower Ferrara Srl (†)	San Donato	Italy	EUR	140,000,000	EniPower SpA	51.00	51.00	J.O.
	Milanese (MI)				Third parties	49.00
Transmed SpA (†)	Milan	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

Outside Italy

Angola LNG Supply Services Llc	Wilmington	USA	USD	19,278,782	Eni USA Gas M. Llc	13.60		Eq.
	(USA)				Third parties	86.40
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Gas Distribution Company of	Ampelokipi - Menemeni	Greece	EUR	247,127,605	Eni gas e luce SpA	49.00		Eq.
Thessaloniki - Thessaly SA (†)	(Greece)				Third parties	51.00
Gas Supply Company of	Thessaloniki	Greece	EUR	13,761,788	Eni gas e luce SpA	49.00		Eq.
Thessaloniki-Thessalia SA (†)	(Greece)				Third parties	51.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
	(Netherlands)				Third parties	50.00
Premium Multiservices SA	Tunisi	Tunisia	TND	200,000	Sergaz SA	49.99		Eq.
	(Tunisia)				Third parties	50.01
SAMCO Sagl	Lugano	Switzerland	CHF	20,000	Transmed.Pip.Co Ltd	90.00		Eq.
	(Switzerland)				Eni International BV	5.00
					Third parties	5.00
Transmediterranean Pipeline Co	St. Helier	Jersey	USD	10,310,000	Eni SpA	50.00	50.00	J.O.
Ltd (†) (19)	(Jersey)				Third parties	50.00
Unión Fenosa Gas SA (†)	Madrid	Spain	EUR	32,772,000	Eni SpA	50.00		Eq.
	(Spain)				Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

(19)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation. The company is considered as a controlled subsidiary as provided by article 167, paragraph 3, of the Italian Tax Consolidated Text.

116	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Eni Fuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	34.93		Eq.
Merci SpA					Third parties	65.07
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Eni Fuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Eni Fuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Fuel SpA	25.00		Eq.
					Third parties	75.00
Livorno LNG Terminal SpA	Livorno	Italy	EUR	200,000	Costiero Gas L.SpA	50.00		Eq.
					Third parties	50.00
PETRA SpA(†)	Ravenna	Italy	EUR	723,100	Ecofuel SpA	50.00		Eq.
					Third parties	50.00
Petroven Srl (†)	Genova	Italy	EUR	156,000	Ecofuel SpA	68.00	68.00	J.O.
					Third parties	32.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Co.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Termica Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.

Outside Italy

AET -	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
Raffineriebeteiligungsgesellschaft	(Germany)				Third parties	66.67
mbH (†)
Bayernoil Raffineriegesellschaft	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
mbH (†)	(Germany)				Third parties	80.00
City Carburoil SA (†)	Rivera	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
	(Switzerland)				Third parties	50.09
Egyptian International Gas	Cairo	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
Technology Co	(Egypt)				Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000	Eni International BV	22.50		Eq.
	(Singapore)				Third parties	77.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

Eni Interim Report		117
Annex to interim financial statements	Joint arrangements and associates

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
FSH Flughafen Schwechat	Wien	Austria	EUR	7,798,020.99	Eni Austria GmbH	14.56			Co.
Hydranten-Gesellschaft OG	(Austria)				Eni Mineralölh.GmbH	14.56
					Eni Marketing A.GmbH	14.56
					Third parties	56.32
Fuelling Aviation Services GIE	Tremblay En France	France	EUR	1	Eni France Sàrl	25.00			Co.
	(France)				Third parties	75.00
Mediterranée Bitumes SA	Tunisi	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
	(Tunisia)				Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500	Eni International BV	20.00			Eq.
	(Netherlands)				Third parties	80.00
Saraco SA	Meyrin	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
	(Switzerland)				Third parties	80.00
Supermetanol CA (†)	Jose Puerto La	Venezuela	VEF	12,086,744.84	Ecofuel SpA	34.51	(b)	50.00	J.O.
	Cruz				Supermetanol CA	30.07
	(Venezuela)				Third parties	35.42
TBG Tanklager Betriebsgesellschaft GmbH (†)	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Marketing A.GmbH	50.00			Eq.
					Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034	Eni Deutsch. GmbH	20.00			Eq.
	(Germany)				Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

(b)	Controlling interest: Ecofuel SpA 50.00 Third parties 50.00

118	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Chemical

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Syndial SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Syndial SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrica SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Newco Tech SpA (†)	Novara	Italy	EUR	179,000	Versalis SpA	80.00		Eq.
					Genomatica Inc.	20.00
Novamont SpA	Novara	Italy	EUR	13,333,500	Versalis SpA	25.00		Eq.
					Third parties	75.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	33.11		Eq.
					Syndial SpA	4.61
					Third parties	62.28
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
					Syndial SpA	38.39
					Third parties	13.17

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	301,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Zeal Ltd (†)	Takoradi (Ghana)	Ghana	GHS	5,650,000	Versalis International SA	80.00		Eq.
					Third parties	20.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(†)	Jointly controlled entity.

Eni Interim Report		119
Annex to interim financial statements	Joint arrangements and associates

Corporate and other activities

Corporate and financial companies

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Commonwealth Fusion Systems Llc	Wilmington (USA)	USA	USD	139,938,425	Eni Next Llc	35.73		Co.
					Third parties	64.27

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

120	Eni Interim Report
	Joint arrangements and associates	Annex to interim financial statements

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Filatura Tessile Nazionale Italiana -	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA	59.56	(a)		Co.
FILTENI SpA					Third parties	40.44
(in liquidation)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Syndial SpA	30.00			Eq.
(in liquidation)					Third parties	70.00
Saipem SpA (#) (†)	San Donato Milanese	Italy	EUR	2,191,384,693	Eni SpA	30.54	(b)		Eq.
	(MI)				Saipem SpA	1.47
					Third parties	67.99

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(†)	Jointly controlled entity.
(a)	Controlling interest:	Syndial SpA	48.00
		Third parties	52.00
(b)	Controlling interest:	Eni SpA	31.00
		Third parties	69.00

Eni Interim Report		121
Annex to interim financial statements	Other significant investments

Other significant investments

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	135,000		Eni SpA	25.00	F.V.
per la Qualità e l'Innovazione						Third parties	75.00

Outside Italy

Administradora del Golfo de Paria	Caracas	Venezuela	VEF	100		Eni Venezuela BV	19.50	F.V.
Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	692,507,924.87		Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Co Llc	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
	(USA)					Third parties	82.50
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Company	Amsterdam	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
NV	(Netherlands)					Third parties	83.19
OPCO - Sociedade Operacional	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	F.V.
Angola LNG SA	(Angola)					Third parties	86.40
Petrolera Güiria SA	Caracas	Venezuela	VEF	1,000,000		Eni Venezuela BV	19.50	F.V.
	(Venezuela)					Third parties	80.50
Point Fortin LNG Exports Ltd	Port Of Spain	Trinidad and	USD	10,000		Eni T&T Ltd	17.31	F.V.
	(Trinidad and Tobago)	Tobago				Third parties	82.69
SOMG - Sociedade de Operações e	Luanda	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	F.V.
Manutenção de Gasodutos SA	(Angola)					Third parties	86.40
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
	(Egypt)					Third parties	87.50

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(a) Shares without nominal value.

122	Eni Interim Report
	Other significant investments	Annex to interim financial statements

Gas & Power

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Emden	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

Eni Interim Report		123
Annex to interim financial statements	Other significant investments

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Consorzio Nazionale per la Gestione	Rome	Italy	EUR	36,149		Eni SpA	12.43	F.V.
Raccolta e Trattamento degli Oli						Third parties	87.57
Minerali Usati
Società Italiana Oleodotti di Gaeta	Rome	Italy	ITL	360,000,000		Eni SpA	72.48	F.V.
SpA (14)						Third parties	27.52

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg	Germany	EUR	91,139		Eni Deutsch. GmbH	12.50	F.V.
	(Germany)					Third parties	87.50
Compania de Economia Mixta	Cuenca	Ecuador	USD	3,028,749		Eni Ecuador SA	13.31	F.V.
'Austrogas'	(Ecuador)					Third parties	86.69
Dépot Pétrolier de Fos SA	Fos-sur-mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Dépôt Pétrolier de la Côte dAzur SAS	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Joint Inspection Group Ltd	London	United	GBP	0	(a)	Eni SpA	12.50	F.V.
	(United Kingdom)	Kingdom				Third parties	87.50
S.I.P.G. Société Immobilier Pétrolier	Tremblay En France	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
de Gestion Snc	(France)					Third parties	87.50
Sistema Integrado de Gestion de	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.44	F.V.
Aceites Usados	(Spain)					Third parties	84.56
Tanklager - Gesellschaft Tegel (TGT)	Hamburg	Germany	EUR	8,898		Eni Deutsch. GmbH	12.50	F.V.
GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
	(Ghana)					Third parties	88.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(14)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979. The liquidation was concluded on April 28, 2015. The cancellation has been filed and is pending the authorization by the Ministry of Economic Development.

(a)	Shares without nominal value.

124	Eni Interim Report
	Other significant investments	Annex to interim financial statements

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Emittenti Titoli SpA	Milan	Italy	EUR	4,264,000		Eni SpA	10.00 (b)	F.V.
(in liquidation)						Emittenti Titoli SpA (L)	0.78
						Third parties	89.22

Outside Italy

OGCI Climate Investments LLP	London	United Kingdom	GBP	0	(a)	Eni UK Ltd	12.50	F.V.
	(United Kingdom)					Third parties	87.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a)	Shares without nominal value.
(b)	Controlling interest:	Eni SpA	10.08
		Third parties	89.92

Eni Interim Report		125
Annex to interim financial statements	Changes in the scope of consolidation for the first half 2018

Changes in the scope of consolidation for the first half 2018

Fully consolidated subsidiaries

Companies included (n. 5)

Eni East Ganal Ltd	London	Exploration & Production	Constitution
Eni Lebanon BV	Amsterdam	Exploration & Production	Relevancy
Eni Next Llc	Houston	Corporate and financial companies	Constitution
Eni Rovuma Basin BV	Amsterdam	Exploration & Production	Relevancy
Mestni Plinovodi distribucija plina doo	Koper	Gas & Power	Acquisition

Companies excluded (n. 7)

Eni Bulungan BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Engineering E&P Ltd	London	Exploration & Production	Cancellation
Eni Liverpool Bay Operating Co Ltd	London	Exploration & Production	Irrelevancy
Liverpool Bay Ltd	London	Exploration & Production	Irrelevancy
Mestni Plinovodi distribucija plina doo	Koper	Gas & Power	Merger
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hajdúszoboszló	Gas & Power	Sale
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló	Gas & Power	Sale

Eni SpA

Headquarters

Piazzale Enrico Mattei, 1 - Rome - Italy

Capital Stock as of December 31, 2017: € 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Publications

Financial Statement pursuant to rule 154-ter paragraph 1 of Legislative Decree No. 58/1998

Integrated Annual Report

Annual Report on Form 20-F for the Securities and Exchange Commission

Fact Book (in Italian and English)

Interim Consolidated Report as of June 30 pursuant to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Corporate Governance Report pursuant to rule 123-bis of Legislative Decree No. 58/1998 (in Italian and English)

Remuneration Report pursuant to rule 123-ter of Legislative Decree No. 58/1998 (in Italian and English)

Eni in 2017 – Summary Annual Review (in English)

Eni For 2017 – Sustainability Report (in Italian and English)

Internet home page

www.eni.com

Rome office telephone

+39-0659821

Toll-free number

800940924

e-mail

segreteriasocietaria.azionisti@eni.com

Investor Relations

Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)

Tel. +39-0252051651 - Fax +39-0252031929

e-mail: investor.relations@eni.com